U.S. SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM N-8A

                    NOTIFICATION OF REGISTRATION FILED
                      PURSUANT TO SECTION 8(a) OF THE
                      INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  PRAGMA INVESTMENT TRUST

Address of Principal Business Office (No. & Street, City, State,
Zip Code):  7150 Greenville Avenue, Suite 101 - LB 340, Dallas, Texas
      75231

Telephone Number (including area code):  (214) 373-3585

Name and address of agent for service of process:

John H. Alban, III
PRAGMA, Inc.
7150 Greenville Avenue, Suite 101 - LB 340
Dallas, Texas 75231

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section
8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes /x/ No / /

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Dallas and the state of Texas on the 4th day of January, 1996.



                                   /s/ John H. Alban, jr.
                                   John H. Alban, jr.
                                   Chairman of the Board



Attest:  /s/ John F. Splain
         John F. Splain, Secretary

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM N-1A
                                                                       __
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               /x/

          Pre-Effective Amendment No.

          Post-Effective Amendment No.

                                      and/or
                                                                       __
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       /x/

          Amendment No.

                         (Check appropriate box or boxes)

                             PRAGMA INVESTMENT TRUST

                (Exact Name of Registrant as Specified in Charter)

                    7150 Greenville Avenue, Suite 101 - LB 340
                               Dallas, Texas  75231
                     (Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code:  (214) 373-3585

                                John H. Alban, III
                                   PRAGMA, Inc.
                  7150 Greenville Avenue, Suite 101 - LB 340
                               Dallas, Texas  75231
                    (Name and Address of Agent for Service)

                                    Copies to:

                                 Tina D. Hosking
                                MGF Service Corp.
                         312 Walnut Street, 21st Floor
                            Cincinnati, Ohio  45202

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

     Registrant hereby declares its intention to register an indefinite number of shares of beneficial interest pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                             PRAGMA INVESTMENT TRUST

                              Cross Reference Sheet
                             Pursuant to Rule 481(a)
                         Under the Securities Act of 1933
                         --------------------------------
PART A
------
Item No.  Registration Statement Caption          Caption in Prospectus
--------  ------------------------------          ---------------------
1.        Cover Page                              Cover Page

2.        Synopsis                                Expense Information

3.        Condensed Financial Information         Performance Information

4.        General Description of Registrant       Operation of the Fund;
                                                  Investment Objective,
                                                  Investment Policies and Risk
                                                  Considerations

5.        Management of the Fund                  Operation of the Fund

6.        Capital Stock and Other Securities      Cover Page; Operation of the
                                                  Fund; Dividends and
                                                  Distributions; Taxes

7.        Purchase of Securities Being Offered    How to Purchase Shares;
                                                  Calculation of Share Price;
                                                  Application

8.        Redemption or Repurchase                How to Redeem Shares

9.        Pending Legal Proceedings               Inapplicable


PART B
------                                            Caption in Statement
                                                  of Additional
Item No.  Registration Statement Caption          Information
--------  ------------------------------          --------------------
10.       Cover Page                              Cover Page

11.       Table of Contents                       Table of Contents







                                       (i)

12.       General Information and History         Inapplicable

13.       Investment Objectives and Policies      Definitions, Policies and
                                                  Risk Considerations;
                                                  Investment Limitations;
                                                  Securities Transactions;
                                                  Portfolio Turnover

14.       Management of the Fund                  Trustees and Officers

15.       Control Persons and Principal Holders   Inapplicable
            of Securities

16.       Investment Advisory and Other Services  The Investment Adviser;
                                                  Custodian; Auditors; MGF
                                                  Service Corp.; Securities
                                                  Transactions

17.       Brokerage Allocation and Other          Securities Transactions
               Practices

18.       Capital Stock and Other Securities      The Fund

19.       Purchase, Redemption and Pricing of     Calculation of Share
               Securities Being Offered           Price; Redemption in
                                                  Kind

20.       Tax Status                              Taxes

21.       Underwriters                            Inapplicable

22.       Calculation of Performance Data         Historical Performance
                                                  Information

23.       Financial Statements                    Statement of Assets and
                                                  Liabilities


PART C
------
          The information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.














                                       (ii)

                          PRAGMA PROVIDENCE FUND

                                PROSPECTUS

                                      , 1996

                                                      PROSPECTUS
                                                             , 1996


                           PRAGMA INVESTMENT TRUST
                           7150 Greenville Avenue
                             Suite 101 - LB 340
                             Dallas, Texas 75231
                                (214)373-3585

_________________________________________________________________

      The PRAGMA Providence Fund (the "Fund"), a separate series of PRAGMA Investment Trust, is an aggressive equity mutual fund which seeks long-term capital appreciation through investment in common stocks. Dividend income is only an incidental consideration to the Fund's investment objective.

      PRAGMA, Inc. (the "Adviser"), 7150 Greenville Avenue, Suite
101-LB 340, Dallas, Texas 75231, manages the Fund's investments. The Adviser uses fundamental security analysis to identify and purchase shares of companies which it believes have the potential for significant earnings growth.

      This Prospectus sets forth concisely the information about the Fund that you should know before investing. Please retain this Prospectus for future reference. A Statement of Additional
Information dated       , 1996 has been filed with the Securities and
Exchange Commission and is hereby incorporated by reference in its entirety. A copy of the Statement of Additional Information can be obtained at no charge by calling the number listed below.

_________________________________________________________________
For Information or Assistance in Opening An Account, Please Call:

Nationwide (Toll-Free). . . . . . . . . . . . . . . .800-___-____
____________________________________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

EXPENSE INFORMATION

Shareholder Transaction Expenses

      Sales Load Imposed on Purchases . . . . . . . . . . . . .  None
      Sales Load Imposed on Reinvested Dividends. . . . . . . .  None
      Redemption Fee. . . . . . . . . . . . . . . . . . . . . .  None*

    * A wire transfer fee is charged by the Fund's Custodian in the case of redemptions made by wire. Such fee is subject to change and is currently $8. See "How to Redeem Shares."

Annual Fund Operating Expenses (as a percentage of average net assets)

      Management Fees . . . . . . . . . . . . . .   1.50%
      12b-1 Fees. . . . . . . . . . . . . . . . .   None
      Other Expenses. . . . . . . . . . . . . . .    .00%**
                                                    -----
      Total Fund Operating Expenses . . . . . . .   1.50%

    ** Does not include fees and expenses of the non-interested Trustees. The Adviser is contractually required to reduce its management fee in an amount equal to such fees and expenses, which are estimated to be .01% of the Fund's net assets. The Adviser undertakes that the expenses of the Fund will not, in any event, exceed 1.50% of the Fund's average net assets. See "Operation of the Fund."

Example

You would pay the following expenses on a
$1,000 investment, assuming (1) 5% annual
return and (2) redemption at the end of
each time period:
                          1 Year              $ 15
                          3 Years               47

    The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. The percentages expressing annual fund operating expenses are based on estimated amounts for the current fiscal year. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

INVESTMENT OBJECTIVE, INVESTMENT POLICIES AND RISK CONSIDERATIONS

    The investment objective of the Fund is to seek long-term capital appreciation through investment in common stocks. Dividend income is only an incidental consideration to the Fund's investment objective. The Fund is not intended to be a complete investment program, and there is no assurance that its investment objective can be achieved. The Fund's investment objective may be changed by the Board of Trustees without shareholder approval, but only after notification has been given to shareholders and after this Prospectus has been revised accordingly. If there is a change in the Fund's investment objective, shareholders should consider whether the Fund remains an appropriate investment in light of their then current financial position and needs. Unless otherwise indicated, all investment practices and limitations of the Fund are nonfundamental policies which may be changed by the Board of Trustees without shareholder approval.

    Investments in common stocks are subject to inherent market risks and fluctuations in value due to earnings, economic conditions and other factors beyond the control of the Adviser. As a result, the return and net asset value of the Fund will fluctuate. In selecting securities for the Fund, the Adviser will generally purchase common stocks of companies which it believes meet one of the following criteria:

    1. companies, often relatively small or new, with new or appealing products or services;

    2. companies whose products or services have the potential for significant growth in sales; and

    3. "special situations" that may cause a company's earnings to grow significantly because of changes in products, services, applicability, or strategy.

    The Adviser will seek to identify these companies using a mix of techniques. Market sectors will be analyzed "top down."
Individual securities will be evaluated "bottom up."

    The Fund may from time to time invest a substantial portion of its assets in small, unseasoned companies. While smaller companies generally have potential for rapid growth, they often involve higher risks because they lack the management experience, financial resources, product diversification and competitive strengths of larger corporations. In addition, in many instances, the securities of smaller companies are traded only over-the-counter or on a regional securities exchange, and the frequency and volume of their trading is substantially less than is typical of larger companies. Therefore, the securities of smaller companies may be subject to wider price fluctuations. When making large sales, the Fund may have to sell portfolio holdings at discounts from quoted prices or may have to make a series of small sales over an extended period of time.

     The Fund may invest in foreign companies through the purchase of sponsored American Depository Receipts (certificates of ownership issued by an American bank or trust company as a convenience to investors in lieu of the underlying shares which it holds in custody) or other securities of foreign issuers that are publicly traded in the United States. When selecting foreign investments, the Adviser will seek to invest in securities that have investment characteristics and qualities comparable to the kinds of domestic securities in which the Fund invests. The Fund does not currently intend to invest more than 15% of its net assets in American Depository Receipts and other foreign securities. Foreign investments may be subject to special risks, including future political and economic developments and the possibility of seizure or nationalization of companies, imposition of withholding taxes on income, establishment of exchange controls or adoption of other restrictions, that might affect an investment adversely.

    For defensive purposes, the Fund may temporarily hold all or a portion of its assets in money market instruments. The money market instruments which the Fund may own from time to time include U.S. Government obligations having a maturity of less than one year, commercial paper rated A-1 by Standard & Poor's Ratings Group or Prime-1 by Moody's Investors Service, Inc., repurchase agreements, bank debt instruments (certificates of deposit, time deposits and bankers' acceptances) and other short-term instruments issued by domestic branches of U.S. financial institutions that are insured by the Federal Deposit Insurance Corporation and have assets exceeding $10 billion.

    Repurchase agreements are transactions by which the Fund purchases a security and simultaneously commits to resell that security to the seller at an agreed upon time and price, thereby determining the yield during the term of the agreement. In the event of a bankruptcy or other default of the seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying security and losses. To minimize these possibilities, the Fund intends to enter into repurchase agreements only with its Custodian, banks having assets in excess of $10 billion and the largest and, in the Adviser's judgment, most creditworthy primary U.S. Government securities dealers. Repurchase agreements entered into by the Fund will be collateralized by high-grade debt obligations. Collateral for repurchase agreements is held in safekeeping in the customer-only account of the Fund's Custodian at the Federal Reserve Bank. At the time the Fund enters into a repurchase agreement, the value of the collateral, including accrued interest, will equal or exceed the value of the repurchase agreement and, in the case of a repurchase agreement exceeding one day, the seller agrees to maintain sufficient collateral so that the value of the collateral, including accrued interest, will at all times equal or exceed the value of the repurchase agreement. The Fund will not enter into a repurchase agreement not terminable within seven days if, as a result thereof, more than 15% of the value of the net assets of the Fund would be invested in such securities and other illiquid securities.

    The Fund may make short-term loans of its portfolio securities to banks, brokers and dealers, although the Fund has no present intention to do so.

    The Fund may borrow money from banks or as may be necessary for the clearance of securities transactions but only for emergency or extraordinary purposes in an amount not exceeding 5% of the Fund's total assets. The Fund's policy on borrowing is a fundamental policy which may not be changed without the affirmative vote of a majority of its outstanding shares.

    The Fund does not intend to use short-term trading as a primary means of achieving its investment objective. However, the Fund's rate of portfolio turnover will depend upon market and other conditions, and it will not be a limiting factor when portfolio changes are deemed necessary or appropriate by the Adviser. Although the annual portfolio turnover rate of the Fund cannot be accurately predicted, it is not expected to exceed 50%, but may be either higher or lower. High turnover involves correspondingly greater commission expenses and transaction costs and increases the possibility that the Fund would not qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. The Fund will not qualify as a regulated investment company if it derives more than 30% or more of its gross income from gains (without offset for losses) from the sale or other disposition of securities held for less than three months. High turnover may result in the Fund recognizing greater amounts of income and capital gains, which would increase the amount of income and capital gains which the Fund must distribute to its shareholders in order to maintain its status as a regulated investment company and to avoid the imposition of federal income or excise taxes (see "Taxes").

HOW TO PURCHASE SHARES

    Your initial investment in the Fund must be at least $1,000. Shares of the Fund are sold on a continuous basis at the net asset value next determined after receipt of a purchase order by the Fund. Purchase orders received by dealers prior to 4:00 p.m., Eastern time, on any business day and transmitted to the Fund's transfer agent, MGF Service Corp., by 5:00 p.m., Eastern time, that day are confirmed at the net asset value determined as of the close of the regular session of trading on the New York Stock Exchange on that day. It is the responsibility of dealers to transmit properly completed orders so that they will be received by MGF Service Corp. by 5:00 p.m., Eastern time.
Dealers may charge a fee for effecting purchase orders. Direct purchase orders received by MGF Service Corp. by 4:00 p.m., Eastern time, are confirmed at that day's net asset value.
Direct investments received by MGF Service Corp. after 4:00 p.m., Eastern time, and orders received from dealers after 5:00 p.m., Eastern time, are confirmed at the net asset value next determined on the following business day.

    You may open an account and make an initial investment in the Fund by sending a check and a completed account application form to MGF Service Corp., P.O. Box 5354, Cincinnati, Ohio 45201-5354. Checks should be made payable to the " PRAGMA Providence Fund." An account application is included in this Prospectus.

    The Fund mails you confirmations of all purchases or redemptions of Fund shares. Certificates representing shares are not issued. The Fund reserves the rights to limit the amount of investments and to refuse to sell to any person.

    Investors should be aware that the Fund's account application contains provisions in favor of the Fund, MGF Service
Corp. and certain of their affiliates, excluding such entities from certain liabilities (including, among others, losses resulting from unauthorized shareholder transactions) relating to the various services made available to investors.

    Should an order to purchase shares be canceled because your check does not clear, you will be responsible for any resulting losses or fees incurred by the Fund or MGF Service Corp. in the transaction.

    You may also purchase shares of the Fund by wire. Please telephone MGF Service Corp. (Nationwide call toll-free 800-545-0103) for instructions. You should be prepared to give the name in which the account is to be established, the address, telephone number and taxpayer identification number for the account, and the name of the bank which will wire the money.

    Your investment will be made at the next determined net asset value after your wire is received together with the account information indicated above. If the Fund does not receive timely and complete account information, there may be a delay in the investment of your money and any accrual of dividends. To make your initial wire purchase, you are required to mail a completed account application to MGF Service Corp. Your bank may impose a charge for sending your wire. There is presently no fee for receipt of wired funds, but MGF Service Corp. reserves the right to charge shareholders for this service upon thirty days' prior notice to shareholders.

    You may purchase and add shares to your account by mail or by bank wire. Checks should be sent to MGF Service Corp., P.O. Box 5354, Cincinnati, Ohio 45201-5354. Checks should be made payable or endorsed to the "PRAGMA Providence Fund." Bank wires should be sent as outlined above. You may also make additional investments at the Fund's offices at 7150 Greenville Avenue, Suite 101-LB 340, Dallas, Texas 75231. Each additional purchase request must contain the name of your account and your account number to permit proper crediting to your account. While there is no minimum amount required for subsequent investments, the Fund reserves the right to impose such requirement.

HOW TO REDEEM SHARES

    You may redeem shares of the Fund on each day that the Fund is open for business by sending a written request to the Fund. The request must state the number of shares or the dollar amount to be redeemed and your account number. The request must be signed exactly as your name appears on the Fund's account records. If the shares to be redeemed have a value of $25,000 or more, your signature must be guaranteed by any eligible guarantor institution, including banks, brokers and dealers, municipal securities brokers and dealers, government securities brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations.

    Redemption requests may direct that the proceeds be wired directly to your existing account in any commercial bank or brokerage firm in the United States. If your instructions request a redemption by wire, you will be charged an $8 processing fee by the Fund's Custodian. The Fund reserves the right, upon thirty days' written notice, to change the processing fee. All charges will be deducted from your account by redemption of shares in your account. Your bank or brokerage firm may also impose a charge for processing the wire. In the event that wire transfer of funds is impossible or impractical, the redemption proceeds will be sent by mail to the designated account.

    You may also redeem shares by placing a wire redemption through a securities broker or dealer. Unaffiliated broker-dealers may impose a fee on the shareholder for this service. You will receive the net asset value per share next determined after receipt by the Fund or its agent of your wire redemption request. It is the responsibility of broker-dealers to properly transmit wire redemption orders.

    You will receive the net asset value per share next determined after receipt by MGF Service Corp. of your redemption request in the form described above. Payment is made within three business days after tender in such form, provided that payment in redemption of shares purchased by check will be effected only after the check has been collected, which may take up to fifteen days from the purchase date. To eliminate this delay, you may purchase shares of the Fund by certified check or wire.

    At the discretion of the Fund or MGF Service Corp., corporate investors and other associations may be required to furnish an appropriate certification authorizing redemptions to ensure proper authorization. The Fund reserves the right to require you to close your account if at any time the value of your shares is less than $1,000 (based on actual amounts invested, unaffected by market fluctuations), or such other minimum amount as the Fund may determine from time to time. After notification to you of the Fund's intention to close your account, you will be given sixty days to increase the value of your account to the minimum amount.

    The Fund reserves the right to suspend the right of redemption or to postpone the date of payment for more than three business days under unusual circumstances as determined by the Securities and Exchange Commission.

DIVIDENDS AND DISTRIBUTIONS

    The Fund expects to distribute substantially all of its net investment income and net realized capital gains, if any, on an annual basis. Distributions are paid according to one of the following options:

    Share Option -   income distributions and capital gains
                     distributions reinvested in additional
                     shares.

    Income Option -  income distributions and short-term
                     capital gains distributions paid in
                     cash; long-term capital gains
                     distributions reinvested in additional
                     shares.

    Cash Option -    income distributions and capital gains
                     distributions paid in cash.

    You should indicate your choice of option on your application. If no option is specified on your application, distributions will automatically be reinvested in additional shares. All distributions will be based on the net asset value in effect on the payable date.

    If you select the Income Option or the Cash Option and the U.S. Postal Service cannot deliver your checks or if your checks remain uncashed for six months, your dividends may be reinvested in your account at the then-current net asset value and your account will be converted to the Share Option.

TAXES

    The Fund intends to continue to qualify for the special tax treatment afforded a "regulated investment company" under Subchapter M of the Internal Revenue Code so that it does not pay federal taxes on income and capital gains distributed to shareholders. The Fund intends to distribute substantially all of its net investment income and any net realized capital gains to its shareholders. Distributions of net investment income as well as net realized short-term capital gains, if any, are taxable to investors as ordinary income. Dividends distributed by the Fund from net investment income may be eligible, in whole or in part, for the dividends received deduction available to corporations. Distributions of net realized long-term capital gains are taxable as long-term capital gains regardless of how long you have held your Fund shares.

    The Fund will mail to each of its shareholders a statement indicating the amount and federal income tax status of all distributions made during the year. In addition to federal taxes, shareholders of the Fund may be subject to state and local taxes on distributions. Shareholders should consult their tax advisors about the tax effect of distributions and withdrawals from the Fund. The tax consequences described in this section apply whether distributions are taken in cash or reinvested in additional shares.

OPERATION OF THE FUND

    The Fund is a diversified series of PRAGMA Investment Trust, an open-end management investment company organized as an Ohio business trust on January__, 1996. The Board of Trustees supervises the business activities of the Fund. Like other mutual funds, various organizations are retained to perform specialized services for the Fund.

    The Fund retains PRAGMA, Inc. (the "Adviser"), 7150
Greenville Avenue, Suite 101-LB 340, Dallas, Texas, to manage the Fund's investments. The Adviser was organized in 1981 and has approximately $12 million of assets under management as of December 31, 1995. John H. Alban, jr., the controlling shareholder and President of the Adviser and Chairman of the Board of the Trust, is primarily responsible for overseeing the management of the Fund's portfolio. The Fund pays the Adviser a fee at the annual rate of 1.50% of the average value of its daily net assets. The rate of the advisory fee paid by the Fund is higher than that paid by most other mutual funds; however, unlike most mutual funds, the advisory fee paid by the Fund includes transfer agency, pricing, custodial, auditing and legal services, and general administrative and other operating expenses of the Fund except brokerage commissions, taxes, interest, fees and expenses of non-interested Trustees and extraordinary expenses.
The Adviser has not previously provided investment advisory services to a regulated investment company.

    As of the date of this Prospectus, the Adviser is the sole shareholder of the Fund.

    The Adviser has retained MGF Service Corp., P.O. Box 5354, Cincinnati, Ohio 45201-5354, to serve as the Fund's transfer agent, dividend paying agent and shareholder service agent. MGF Service Corp. is a subsidiary of Leshner Financial, Inc., of which Robert H. Leshner is the controlling shareholder. Certain of the Fund's officers are also officers of MGF Service Corp.

    MGF Service Corp. also provides accounting and pricing services to the Fund. For its services to the Fund, MGF Service Corp. receives a monthly fee from the Adviser, out of the investment advisory fee paid by the Fund to the Adviser, for calculating daily net asset value per share and maintaining such books and records as are necessary to enable MGF Service Corp. to perform its duties.

    MGF Service Corp. has also been retained to provide administrative services to the Fund. In this capacity, MGF Service Corp. supplies executive, administrative and regulatory services, supervises the preparation of the Fund's tax returns, and coordinates the preparation of reports to shareholders and reports to and filings with the Securities and Exchange Commission and state securities authorities. The Adviser pays MGF Service Corp. monthly, out of the investment advisory fee the Adviser receives from the Fund, a fee for these administrative services at the annual rate of 0.15% of the average value of the Fund's daily net assets up to $25 million, 0.125% of such assets between $25 million and $50 million and 0.10% of such assets in excess of $50 million.

    Consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., and subject to its objective of seeking best execution of portfolio transactions, the Adviser may give consideration to sales of shares of the Fund as a factor in the selection of brokers and dealers to execute portfolio transactions of the Fund.

    Shares of the Fund have equal voting rights and liquidation rights. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. The Fund is not required to hold annual meetings of shareholders. The Trustees shall promptly call and give notice of a meeting of shareholders for the purpose of voting upon removal of any Trustee when requested to do so in writing by shareholders holding 10% or more of the Fund's outstanding shares. The Fund will comply with the provisions of Section 16(c) of the Investment Company Act of 1940 in order to facilitate communications among shareholders.

CALCULATION OF SHARE PRICE

    On each day that the Fund is open for business, the share price (net asset value) of the Fund's shares is determined as of the close of the regular session of trading on the New York Stock Exchange, currently 4:00 p.m., Eastern time. The Fund is open for business on each day the New York Stock Exchange is open for business and on any other day when there is sufficient trading in the Fund's investments that its net asset value might be materially affected. The net asset value per share of the Fund is calculated by dividing the sum of the value of the securities held by the Fund plus cash or other assets minus all liabilities (including estimated accrued expenses) by the total number of shares outstanding of the Fund, rounded to the nearest cent.

    Portfolio securities are valued as follows: (i) securities which are traded on stock exchanges or are quoted by NASDAQ are valued at the last reported sale price as of the close of the regular session of trading on the New York Stock Exchange on the day the securities are being valued, or, if not traded on a particular day, at the average of the highest current independent bid and lowest current independent offer, (ii) securities traded in the over-the-counter market, and which are not quoted by NASDAQ, are valued at the average of the highest current independent bid and lowest current independent offer as of the close of the regular session of trading on the New York Stock Exchange on the day the securities are being valued, (iii) securities which are traded both in the over-the-counter market and on a stock exchange are valued according to the broadest and most representative market, and (iv) securities (and other assets) for which market quotations are not readily available are valued at their fair value as determined in good faith in accordance with consistently applied procedures established by and under the general supervision of the Board of Trustees. The net asset value per share of the Fund will fluctuate with the value of the securities it holds.

PERFORMANCE INFORMATION

    From time to time, the Fund may advertise its "average annual total return." Average annual total return figures are based on historical earnings and are not intended to indicate future performance.

    The "average annual total return" of the Fund refers to the average annual compounded rates of return over the most recent 1, 5 and 10 year periods (which periods will be stated in the advertisement) that would equate an initial amount invested at the beginning of a stated period to the ending redeemable value of the investment. The calculation of "average annual total return" assumes the reinvestment of all dividends and distributions. The Fund may also advertise total return (a "nonstandardized quotation") which is calculated differently from "average annual total return." A nonstandardized quotation of total return may be a cumulative return which measures the percentage change in the value of an account between the beginning and end of a period, assuming no activity in the account other than reinvestment of dividends and capital gains distributions. A nonstandardized quotation of total return may also indicate average annual compounded rates of return over periods other than those specified for "average annual total return." A nonstandardized quotation of total return will always be accompanied by the Fund's "average annual total return" as described above.

    From time to time, the Fund may advertise its performance rankings as published by recognized independent mutual fund statistical services such as Lipper Analytical Services, Inc. ("Lipper"), or by publications of general interest such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Fortune or Morningstar Mutual Fund Values. The Fund may also compare its performance to that of other selected mutual funds, averages of the other mutual funds within its category as determined by Lipper, or recognized indicators such as the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Value Line Composite Index, the NASDAQ Composite Index and the Russell 2000 Index. In connection with a ranking, the Fund may provide additional information, such as the particular category of funds to which the ranking relates, the number of funds in the category, the criteria upon which the ranking is based, and the effect of fee waivers and/or expense reimbursements, if any. The Fund may also present its performance and other investment characteristics, such as volatility or a temporary defensive posture, in light of the Adviser's view of current or past market conditions or historical trends.

PRAGMA FUND
Account Application

Please mail completed account application to:
     MGF Service Corp.
     P.O. Box 5354
     Cincinnati, Ohio 45201-5354

          ACCOUNT NO.__________________________
                    (For Fund Use Only)

     FOR BROKER/DEALER USE ONLY
     Firm Name:
     Home Office Address:______________________________
     Branch Address:___________________________________
     Rep Name & No.:___________________________________
     Rep. Signature:___________________________________

Initial Investment of $ __________________ ($1,000 minimum)

o  Check or draft enclosed payable to the PRAGMA Fund.

o  Bank Wire From:

Account Name_________________________________     S.S. #/Tax I.D.#


Name of Individual, Corporation, Organization, or Minor, etc.
(In case of custodial account please list minor's S.S.#)

______________________________________________    Citizenship:
Name of Joint Tenant, Partner, Custodian          o  U.S.
Address                                           o  Other

______________________________________________    Phone

______________________________________________    (        )________________
Street or P.O. Box                                Business Phone

______________________________________________    (        )________________
City                     State     Zip            Home Phone

Check Appropriate Box:   o Individual   o Joint Tenant (Right of survivorship
presumed)      o Corporation  o Trust   o Custodial    o Other

Occupation and Employer Name/Address:_____________________________________

Are you an associated person of an NASD member?   o  Yes   o   No


TAXPAYER IDENTIFICATION NUMBER -- Under penalties of perjury I certify that the Taxpayer Identification Number listed above is my correct number. Check box if appropriate:
o I am exempt from backup withholding under the provisions of section 3406(a)(1)(c) of the Internal Revenue Code; or I am not subject to backup withholding because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends; or the Internal Revenue Service has notified me that I am no longer subject to backup withholding.

o I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me and I have mailed or delivered an application to receive a Taxpayer Identification Number to the Internal Revenue Service Center or Social Security Administration Office. I understand that if I do not provide a Taxpayer Identification Number within 60 days that 31% of all reportable payments will be withheld until I provide a number.

DISTRIBUTIONS (If no election is checked the SHARE OPTION will be assigned.)
o  Share Option     --   Income distributions and capital gains distributions
automatically reinvested in additional shares.
o  Income Option    --   Income distributions and short-term capital gains
distributions paid in cash, long-term capital gains distributions reinvested in additional shares.
o  Cash Option      --   Income distributions and capital gains distributions
paid in cash.

Signatures
By signature below each investor certifies that he has received a copy of the Fund's current Prospectus, that he is of legal age, and that he has full authority and legal capacity for himself or the organization named below, to make this investment and to use the options selected above. The investor appoints MGF Service Corp. as his agent to enter orders for shares, to receive dividends and distributions for automatic reinvestment in additional shares of the Fund for credit to the investor's account and to surrender for redemption shares held in the investor's account in accordance with any of the procedures elected above or for payment of service charges incurred by the investor. The investor further agrees that MGF Service Corp. can cease to act as such agent upon ten days' notice in writing to the investor at the address contained in this Application. The investor hereby ratifies any instructions given pursuant to this Application and for himself and his successors and assigns does hereby release PRAGMA Investment Trust, PRAGMA, Inc., MGF Service Corp. and their respective officers, employees, agents and affiliates from any and all liability in the performance of the acts instructed herein.



By:______________________________  ______________________________
     Signature & Title             Date


By:______________________________  ______________________________
     Signature & Title             Date


NOTE: Corporations, trusts and other organizations must complete the resolution form on the reverse side.
Unless otherwise specified, each joint owner shall have full authority to act on behalf of the account.

RESOLUTIONS
(This Section to be completed by Corporations, Trusts, and Other
Organizations)
RESOLVED: That this corporation or organization become a shareholder of the PRAGMA Fund (the Fund) and that
____________________________________________________________________________
is (are) hereby authorized to complete and execute the Application on behalf of the corporation or organization and to take any action for it as may be necessary or appropriate with respect to its shareholder account with the Fund, and it is

FURTHER RESOLVED: That any one of the above noted officers is authorized to sign any documents necessary or appropriate to appoint MGF Service Corp. as redemption agent of the corporation or organization for shares of the Fund, to establish or acknowledge terms and conditions governing the redemption of said shares and to otherwise implement the privileges elected on the Application.

                              Certificate

I hereby certify that the foregoing resolutions are in conformity with the Charter and By-Laws or other empowering documents of the

________________________________________________________________________
(Name of Organization)
                                        ________________________________
incorporated or formed under the laws of          (State)

and were adopted at a meeting of the Board of Directors or Trustees of the organization or corporation duly called and held on __________ at which a quorum was present and acting throughout, and that the same are now in full force and effect.

I further certify that the following is (are) duly elected officer(s) of the corporation or organization, authorized to act in accordance with the foregoing resolutions.

             Name                               Title

______________________________     ______________________________

______________________________     ______________________________

______________________________     ______________________________

Witness my hand and seal of the corporation or organization this _______ day of __________, 19_______




______________________________     ______________________________
     *Secretary-Clerk              Other Authorized Officer (if required)


*If the Secretary or other recording officer is authorized to act by the above resolutions, this certificate must also be signed by another officer.

PRAGMA INVESTMENT TRUST
7150 Greenville Avenue
Suite 101-LB 340
Dallas, Texas 75231

BOARD OF TRUSTEES
John H. Alban, jr.
John H. Alban, III




OFFICERS
John H. Alban, jr., Chairman of the Board
John H. Alban, III, President
Robert G. Dorsey,   Vice President
John F. Splain,     Secretary
Mark J. Seger,      Treasurer

INVESTMENT ADVISER
PRAGMA, INC.
7150 Greenville Avenue
Suite 101-LB 340
Dallas, Texas 75231
214-373-3585

TRANSFER AGENT
MGF SERVICE CORP.
P.O. Box 5354
Cincinnati, Ohio  45201-5354

SHAREHOLDER SERVICE
-------------------
Nationwide: (Toll-Free) 800-
Cincinnati: 513-629-2070

RATE LINE
---------
Nationwide: (Toll-Free) 800-852-4052


TABLE OF CONTENTS

Expense Information. . . . . . . . . . . . . . . . . . . . . .
Investment Objective, Investment Policies and
  Risk Considerations. . . . . . . . . . . . . . . . . . . . .
How to Purchase Shares . . . . . . . . . . . . . . . . . . . .
How to Redeem Shares . . . . . . . . . . . . . . . . . . . . .
Dividends and Distributions. . . . . . . . . . . . . . . . . .
Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Operation of the Fund. . . . . . . . . . . . . . . . . . . . .
Calculation of Share Price . . . . . . . . . . . . . . . . . .
Performance Information. . . . . . . . . . . . . . . . . . . .
Application. . . . . . . . . . . . . . . . . . . . . . . . . .
_________________________________________________________________

    No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering contained in this Prospectus, and if given or made, such information or representations must not be relied upon as being authorized by the Fund. This Prospectus does not constitute an offer by the Fund to sell shares in any State to any person to whom it is unlawful for the Fund to make such offer in such State.

                          PRAGMA INVESTMENT TRUST

                    STATEMENT OF ADDITIONAL INFORMATION


                                        , 1996


                        The PRAGMA Providence Fund


    This Statement of Additional Information is not a
prospectus.  It should be read in conjunction with the Prospectus
of The PRAGMA Providence Fund dated            , 1996.  A
copy of the Fund's Prospectus can be obtained by writing the Fund at 7150 Greenville Avenue, Suite 101-LB 340, Dallas, Texas 75231,
or by calling the Fund nationwide toll-free 800-         .

                    STATEMENT OF ADDITIONAL INFORMATION

                          PRAGMA Investment Trust
                7150 Greenville Avenue, Suite 101 - LB 340
                           Dallas, Texas 75231

                             TABLE OF CONTENTS
                                                                       PAGE

THE FUND . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

DEFINITIONS, POLICIES AND RISK CONSIDERATIONS. . . . . . . . . . . . . . .

INVESTMENT LIMITATIONS . . . . . . . . . . . . . . . . . . . . . . . . .

TRUSTEES AND OFFICERS. . . . . . . . . . . . . . . . . . . . . . . . . . .

THE INVESTMENT ADVISER . . . . . . . . . . . . . . . . . . . . .

SECURITIES TRANSACTIONS . . . . . . . . . . . . . . . . . . .

PORTFOLIO TURNOVER . . . . . . . . . . . . . . . . . . . . .

CALCULATION OF SHARE PRICE . . . . . . . . . . . . . . . . .

TAXES. . . . . . . . . . . . . . . . . . . . . . . . . . . .

REDEMPTION IN KIND . . . . . . . . . . . . . . . . . . . . .

HISTORICAL PERFORMANCE INFORMATION . . . . . . . . . . . . .

CUSTODIAN . . . . . . . . . . . . . ..  . . . . . . . . . . .

AUDITORS. . . . . . . . . . . . . . . . . . . . . . . . . . .

MGF SERVICE CORP. . . . . . . . . . . . . . . . . . . . . . .

STATEMENT OF ASSETS AND LIABILITIES . . . . . . . . . . . . .

THE FUND

    PRAGMA Investment Trust (the "Trust") was organized as an
Ohio business trust on January ___, 1996. The Trust currently offers one series of shares to investors, The PRAGMA Providence
Fund (the "Fund").

    Each share of the Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund with each other share of the Fund and is entitled to such dividends and distributions out of the income belonging to the Fund as are declared by the Trustees. The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority from time to time to divide or combine the shares of the Fund into a greater or lesser number of shares of the Fund so long as the proportionate beneficial interest in the assets belonging to the Fund are in no way affected. In case of any liquidation of the Fund, the holders of shares of the Fund will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to the Fund. No shareholder is liable to further calls or to assessment by the Fund without his express consent.

DEFINITIONS, POLICIES AND RISK CONSIDERATIONS

    A more detailed discussion of some of the terms used and investment policies described in the Prospectus (see "Investment
Objective, Investment Policies and Risk Considerations") appears below:

    MAJORITY. As used in the Prospectus and this Statement of Additional Information, the term "majority" of the outstanding shares of the Fund means the lesser of (1) 67% or more of the outstanding shares of the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented at such meeting or (2) more than 50% of the outstanding shares of the Fund.

    COMMERCIAL PAPER. Commercial paper consists of short-term (usually from one to two hundred seventy days) unsecured promissory notes issued by corporations in order to finance their current operations. The Fund will only invest in commercial paper rated A-1 by Standard & Poor's Ratings Group ("Standard & Poor's") or Prime-1 by Moody's Investors Service, Inc. ("Moody's") or unrated paper of issuers who have outstanding unsecured debt rated AA or better by Standard & Poor's or Aa or better by Moody's. Certain notes may have floating or variable rates. Variable and floating rate notes with a demand notice period exceeding seven days will be subject to the Fund's restriction on illiquid investments (see "Investment Limitations") unless, in the judgment of the Adviser, such note is liquid.

    The rating of Prime-1 is the highest commercial paper rating assigned by Moody's Investors Service, Inc. Among the factors considered by Moody's in assigning ratings are the following: valuation of the management of the issuer; economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas;

evaluation of the issuer's products in relation to competition and customer acceptance; liquidity; amount and quality of long-term debt; trend of earnings over a period of 10 years; financial strength of the parent company and the relationships which exist with the issuer; and recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. These factors are all considered in determining whether the commercial paper is rated Prime-1. Commercial paper rated A-1 (highest quality) by Standard & Poor's Ratings Group has the following characteristics: liquidity ratios are adequate to meet cash requirements; long-term senior debt is rated "A" or better, although in some cases "BBB" credits may be allowed; the issuer has access to at least two additional channels of borrowing; basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; typically, the issuer's industry is well established and the issuer has a strong position within the industry; and the reliability and quality of management are unquestioned. The relative strength or weakness of the above factors determines whether the issuer's commercial paper is rated A-1.

    BANK DEBT INSTRUMENTS. Bank debt instruments in which the Fund may invest consist of certificates of deposit, bankers' acceptances and time deposits issued by national banks and state banks, by trust companies and mutual savings banks, or by banks or institutions the accounts of which are insured by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation. Certificates of deposit are negotiable certificates evidencing the indebtedness of a commercial bank to repay funds deposited with it for a definite period of time (usually from fourteen days to one year) at a stated or variable interest rate. Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft which has been drawn on it by a customer, which instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. The Fund will only invest in bankers' acceptances of banks having a short-term rating of A-1 by Standard & Poor's Ratings Group or Prime-1 by Moody's Investors Service, Inc. Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. The Fund will not invest in time deposits maturing in more than seven days if, as a result thereof, more than 15% of the value of its net assets would be invested in such securities and other illiquid securities.

    REPURCHASE AGREEMENTS. Repurchase agreements are transactions by which the Fund purchases a security and simultaneously commits to resell that security to the seller at an agreed upon time and price, thereby determining the yield during the term of the agreement. In the event of a bankruptcy or other default by the seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying security and losses. To minimize these possibilities, the Fund intends to enter into repurchase agreements only with its Custodian, with banks having assets in excess of $10 billion and with broker-dealers who are recognized as primary dealers in U.S. Government obligations by the Federal Reserve Bank of New York.

Collateral for repurchase agreements is held in safekeeping in the customer-only account of the Fund's Custodian at the Federal Reserve Bank. The Fund will not enter into a repurchase agreement not terminable within seven days if, as a result thereof, more than 15% of the value of its net assets would be invested in such securities and other illiquid securities.

    Although the securities subject to a repurchase agreement might bear maturities exceeding one year, settlement for the repurchase would never be more than one year after the Fund's acquisition of the securities and normally would be within a shorter period of time. The resale price will be in excess of the purchase price, reflecting an agreed upon market rate effective for the period of time the Fund's money will be invested in the securities, and will not be related to the coupon rate of the purchased security. At the time the Fund enters into a repurchase agreement, the value of the underlying security, including accrued interest, will equal or exceed the value of the repurchase agreement, and, in the case of a repurchase agreement exceeding one day, the seller will agree that the value of the underlying security, including accrued interest, will at all times equal or exceed the value of the repurchase agreement. The collateral securing the seller's obligation must be of a credit quality at least equal to the Fund's investment criteria for portfolio securities and will be held by the Custodian or in the Federal Reserve Book Entry System.

    For purposes of the Investment Company Act of 1940, a repurchase agreement is deemed to be a loan from the Fund to the seller subject to the repurchase agreement and is therefore subject to the Fund's investment restriction applicable to loans. It is not clear whether a court would consider the securities purchased by the Fund subject to a repurchase agreement as being owned by the Fund or as being collateral for a loan by the Fund to the seller. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before repurchase of the security under a repurchase agreement, the Fund may encounter delay and incur costs before being able to sell the security. Delays may involve loss of interest or decline in price of the security. If a court characterized the transaction as a loan and the Fund has not perfected a security interest in the security, the Fund may be required to return the security to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at the risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt obligation purchased for the Fund, the Adviser seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligor, in this case, the seller. Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the security, in which case the Fund may incur a loss if the proceeds to the Fund of the sale of the security to a third party are less than the repurchase price. However, if the market value of the securities subject to the repurchase agreement becomes less than the repurchase price (including interest), the Fund will direct the seller of the security to deliver additional securities so that the market value of all securities subject to the repurchase agreement will equal or exceed the repurchase price. It is possible that the Fund will be unsuccessful in seeking to enforce the seller's contractual obligation to deliver additional securities.

    LOANS OF PORTFOLIO SECURITIES. The Fund may make short-term loans of its portfolio securities to banks, brokers and dealers. Lending portfolio securities exposes the Fund to the risk that the borrower may fail to return the loaned securities or may not be able to provide additional collateral or that the Fund may experience delays in recovery of the loaned securities or loss of rights in the collateral if the borrower fails financially. To minimize these risks, the borrower must agree to maintain collateral marked to market daily, in the form of cash or U.S. Government obligations, with the Fund's Custodian in an amount at least equal to the market value of the loaned securities. It is the Fund's policy, which may not be changed without the affirmative vote of a majority of its outstanding shares, that such loans will not be made if as a result the aggregate of all outstanding loans exceeds 25% of the value of the Fund's total assets.

     Under applicable regulatory requirements (which are subject to change), the loan collateral must, on each business day, at least equal the value of the loaned securities. To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Fund if the demand meets the terms of the letter. Such terms and the issuing bank must be satisfactory to the Fund. The Fund receives amounts equal to the dividends or interest on loaned securities and also receives one or more of
(a) negotiated loan fees, (b) interest on securities used as collateral, or (c) interest on short-term debt securities purchased with such collateral; either type of interest may be shared with the borrower. The Fund may also pay fees to placing brokers as well as custodian and administrative fees in connection with loans. Fees may only be paid to a placing broker provided that the Trustees determine that the fee paid to the placing broker is reasonable and based solely upon services rendered, that the Trustees separately consider the propriety of any fee shared by the placing broker with the borrower, and that the fees are not used to compensate the Adviser or any affiliated person of the Fund or an affiliated person of the Adviser or other affiliated person. The terms of the Fund's loans must meet applicable tests under the Internal Revenue Code and permit the Fund to reacquire loaned securities on five days' notice or in time to vote on any important matter.

    FOREIGN SECURITIES. Subject to the Fund's investment policies and quality standards, the Fund may invest in the securities (payable in U.S. dollars) of foreign issuers. Because the Fund may invest in foreign securities, investment in the Fund involves risks that are different in some respects from an investment in a fund which invests only in securities of U.S. domestic issuers. Foreign investments may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. There may be less publicly available information about a foreign company than about a U.S. company, and foreign companies may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those applicable to U.S. companies. There may be less governmental supervision of securities markets, brokers and issuers of securities. Securities of some foreign companies are less liquid or more volatile than securities of U.S. companies, and foreign brokerage commissions and custodian fees are generally higher than in the United States. Settlement practices may include delays and may differ from those customary in United States markets. Investments in foreign securities may also be subject to other risks different from those affecting U.S. investments, including local political or economic developments, expropriation or nationalization of assets, restrictions on foreign investment and repatriation of capital, imposition of withholding taxes on dividend or interest payments, currency blockage (which would prevent cash from being brought back to the United States), and difficulty in enforcing legal rights outside the United States.

    WARRANTS AND RIGHTS. Warrants are options to purchase equity securities at a specified price and are valid for a specific time period. Rights are similar to warrants, but normally have a short duration and are distributed by the issuer to its shareholders. The Fund may purchase warrants and rights, provided that the Fund does not invest more than 5% of its net assets at the time of purchase in warrants and rights other than those that have been acquired in units or attached to other securities. Of such 5%, no more than 2% of the Fund's assets at the time of purchase may be invested in warrants which are not listed on either the New York Stock Exchange or the American Stock Exchange.

INVESTMENT LIMITATIONS

    The Fund has adopted certain fundamental investment limitations designed to reduce the risk of an investment in the Fund. These limitations may not be changed without the affirmative vote of a majority of the outstanding shares of the Fund. The Fund may not:

    1. Invest in securities of any one issuer if immediately after and as a result of such investment more than 5% of the total assets of the Fund, at market value, would be invested in the securities of such issuer. This restriction does not apply to investment in securities of the United States Government, its agencies or instrumentalities.

    2. Purchase more than 10% of the outstanding voting securities, or any class of securities, of any one issuer. This restriction does not apply to investment in securities of the United States Government, its agencies or instrumentalities.

    3. Invest more than 25% of its total assets in the securities of issuers in any particular industry. This restriction does not apply to investment in securities of the United States Government, its agencies or instrumentalities.

    4. Invest for the purpose of exercising control or management.

    5. Purchase or sell commodities or real estate. However, the Fund may invest in publicly traded securities secured by real estate or issued by companies which invest in real estate or real estate interests.

    6. Purchase securities on margin, make short sales of securities or maintain a short position, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities. This restriction on short sales does not apply to short sales "against the box" (i.e., when the Fund owns or is long on the securities sold short).

    7. Lend money, except by engaging in repurchase agreements or by purchasing publicly distributed or privately placed debt obligations in which the Fund may invest consistent with its investment objectives and policies. The Fund may make loans of its portfolio securities in an aggregate amount not exceeding 25% of its total assets, provided that such loans are collateralized by cash or cash equivalents or U.S. Government obligations in an amount equal to the market value of the securities loaned, marked to market on a daily basis.

    8. Borrow money, except for i) temporary bank borrowings not in excess of 5% of the value of the Fund's total assets for emergency or extraordinary purposes or ii) short-term credits not in excess of 5% of the value of the Fund's total assets as may be necessary for the clearance of securities transactions.

    9. Issue senior securities as defined in the Investment Company Act of 1940, as amended, or mortgage, pledge, hypothecate or in any way transfer as security for indebtedness any securities owned or held by the Fund except as may be necessary in connection with borrowings described in (8) above, and then not exceeding 5% of the Fund's total assets, taken at the lesser of cost or market value.

    10. Underwrite securities of other issuers except to the extent the Fund may be deemed an underwriter under the Securities
Act of 1933, as amended, in selling portfolio securities.

    11. Invest more than 15% of its net assets in securities which are illiquid.

    12.  Invest in oil, gas or other mineral leases.

    13. Invest more than 5% of its net assets in warrants and will not invest more than 2% of its net assets in warrants which are not listed on the New York or American Stock Exchange. This restriction does not apply to investment in warrants acquired in units or attached to securities.

    With respect to the percentages adopted by the Fund as maximum limitations on the Fund's investment policies and restrictions, an excess above the fixed percentage (except for the percentage limitations relative to the borrowing of money) will not be a violation of the policy or restriction unless the excess results immediately and directly from the acquisition of any security or the action taken.

    The Fund does not intend to pledge, mortgage or hypothecate the assets of the Fund. The Fund does not intend to make short sales of securities "against the box" as described in investment limitation 6. The Fund does not intend to make loans of its portfolio securities. The statements of intention in this paragraph reflect nonfundamental policies which may be changed by the Board of Trustees without shareholder approval.

TRUSTEES AND OFFICERS

    The following is a list of the Trustees and executive officers of the Fund. Each Trustee who is an "interested person" of the Fund, as defined by the Investment Company Act of 1940, is indicated by an asterisk.

NAME                     AGE          POSITION HELD
*John  H. Alban, jr.     61           Chairman of the Board/Trustee
*John H. Alban, III      32           President/Trustee
+                                     Trustee
+                                     Trustee
+                                     Trustee
Robert G. Dorsey         38           Vice President
John F. Splain           39           Secretary
Mark J. Seger            34           Treasurer

* John H. Alban, jr. and John H. Alban, III, as affiliated persons of PRAGMA, Inc., the Fund's investment adviser, are "interested persons" of the Fund within the meaning of Section
  2(a)(19) of the Investment Company Act of 1940.

+ Member of Audit Committee

     The principal occupations of the Trustees and executive officers of the Fund during the past five years are set forth below:

     JOHN H. ALBAN, JR., 7150 Greenville Avenue, Suite 101 - LB
340, Dallas, Texas, is President of PRAGMA, Inc.

     JOHN H. ALBAN, III, 7150 Greenville Avenue, Suite 101 - LB
340, Dallas, Texas, is Treasurer and Vice President of PRAGMA,
Inc.

[Information regarding Independent Trustees to be inserted.]

     ROBERT G. DORSEY, 312 Walnut Street, Cincinnati, Ohio, is
President and Treasurer of MGF Service Corp. (a registered transfer agent) and Treasurer of Midwest Group Financial
Services, Inc. (a registered broker-dealer and investment adviser) and Leshner Financial, Inc. (a financial services company and parent of MGF Service Corp. and Midwest Group
Financial Services, Inc.).  He is also Vice President of
Brundage, Story and Rose Investment Trust, Leeb Personal
FinanceTM Investment Trust and Markman MultiFund Trust and
Assistant Vice President of Fremont Mutual Funds, Inc., Schwartz
Investment Trust, The Tuscarora Investment Trust and Williamsburg
Investment Trust (all of which are registered investment companies).

     JOHN F. SPLAIN, 312 Walnut Street, Cincinnati, Ohio, is Secretary and General Counsel of MGF Service Corp., Midwest Group Financial Services, Inc. and Leshner Financial, Inc. He is also Secretary of Midwest Trust, Midwest Group Tax Free Trust, Midwest Strategic Trust, Brundage, Story and Rose Investment Trust, Leeb Personal FinanceTM Investment Trust, Markman MultiFund Trust, The Tuscarora Investment Trust and Williamsburg Investment Trust and Assistant Secretary of Schwartz Investment Trust and Fremont Mutual Funds, Inc. (all of which are registered investment companies).

     MARK J. SEGER, C.P.A., 312 Walnut Street, Cincinnati, Ohio, is Vice President of Leshner Financial, Inc. and MGF Service Corp. He is also Treasurer of Midwest Trust, Midwest Group Tax Free Trust, Midwest Strategic Trust, Brundage, Story and Rose Investment Trust, Leeb Personal FinanceTM Investment Trust, Markman MultiFund Trust and Williamsburg Investment Trust, Assistant Treasurer of Schwartz Investment Trust and The Tuscarora Investment Trust and Assistant Secretary of Fremont Mutual Funds, Inc.

[Description of Trustee compensation to be inserted.]

THE INVESTMENT ADVISER

     PRAGMA, Inc. (the "Adviser") is the Fund's investment manager. John H. Alban, jr. and John H. Alban, III, as employees of the Adviser, may directly or indirectly receive benefits from the advisory fees paid to the Adviser. John H. Alban, jr. is the controlling shareholder of the Adviser by virtue of his ownership of 81% of its outstanding shares.

     Under the terms of the investment advisory agreement between the Fund and the Adviser, the Adviser manages the Fund's investments. The Fund pays the Adviser a fee computed and accrued daily and paid monthly at an annual rate of 1.5% of its average daily net assets. The rate of this fee is higher than that paid by most mutual funds.

     The Adviser pays, out of the investment advisory fees it receives from the Fund, all the expenses of the Funds except brokerage commissions, taxes, interest, fees and expenses of the non-interested Trustees of the Trust and extraordinary expenses. The Fund may have an obligation to indemnify the Fund's officers and Trustees with respect to litigation to which the Fund may be a party, except in instances of willful misfeasance, bad faith, gross negligence or reckless disregard by such officers and Trustees in the performance of their duties.

     By its terms, the Fund's investment advisory agreement will
remain in force until           , 1998 and from year to year
thereafter, subject to annual approval by (a) the Board of Trustees or (b) a vote of the majority of the Fund's outstanding voting securities; provided that in either event continuance is also approved by a majority of the Trustees who are not interested persons of the Fund, by a vote cast in person at a meeting called for the purpose of voting such approval. The Fund's investment advisory agreement may be terminated at any time, on sixty days' written notice, without the payment of any penalty, by the Board of Trustees, by a vote of the majority of the Fund's outstanding voting securities, or by the Adviser. The investment advisory agreement automatically terminates in the event of its assignment, as defined by the Investment Company Act of 1940 and the rules thereunder.

     The Adviser will reimburse the Fund to the extent that the expenses of the Fund for any fiscal year exceed the applicable expense limitations imposed by state securities administrators, as such limitations may be lowered or raised from time to time. The most restrictive limitation is presently 2.5% of the first $30 million of average daily net assets, 2% of the next $70 million of average daily net assets and 1.5% of average daily net assets in excess of $100 million. If any such reimbursement is required, the payment of the advisory fee at the end of any month will be reduced or postponed or, if necessary, a refund will be made to the Fund at the end of such month. Certain expenses such as brokerage commissions, if any, taxes, interest, extraordinary items and other expenses subject to approval of state securities administrators are excluded from such limitations. If the expenses of the Fund approach the applicable limitation in any state, the Fund will consider the various actions that are available to it, including suspension of sales to residents of that state.

     The name "PRAGMA" is a property right of the Adviser and may be used by the Adviser in other connections and for other purposes, including in the name of other investment companies. The Fund has agreed to discontinue any use of the name "PRAGMA" if the Adviser ceases to be employed as the Fund's investment manager.

SECURITIES TRANSACTIONS

     Decisions to buy and sell securities for the Fund and the placing of the Fund's securities transactions and negotiation of commission rates where applicable are made by the Adviser and are subject to review by the Board of Trustees of the Fund. In the purchase and sale of portfolio securities, the Adviser seeks best execution for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), the execution capability, financial responsibility and responsiveness of the broker or dealer and the brokerage and research services provided by the broker or dealer. The Adviser generally seeks favorable prices and commission rates that are reasonable in relation to the benefits received.

     Generally, the Fund attempts to deal directly with the dealers who make a market in the securities involved unless better prices and execution are available elsewhere. Such dealers usually act as principals for their own account. On occasion, portfolio securities for the Fund may be purchased directly from the issuer.

     The Adviser is specifically authorized to select brokers who also provide brokerage and research services to the Fund and/or other accounts over which the Adviser exercises investment discretion and to pay such brokers a commission in excess of the commission another broker would charge if the Adviser determines in good faith that the commission is reasonable in relation to the value of the brokerage and research services provided. The determination may be viewed in terms of a particular transaction or the Adviser's overall responsibilities with respect to the Fund and to accounts over which it exercises investment discretion.

     Research services include securities and economic analyses, reports on issuers' financial conditions and future business prospects, newsletters and opinions relating to interest trends, general advice on the relative merits of possible investment securities for the Fund and statistical services and information with respect to the availability of securities or purchasers or sellers of securities. Although this information is useful to the Fund and the Adviser, it is not possible to place a dollar value on it. Research services furnished by brokers through whom the Fund effects securities transactions may be used by the Adviser in servicing all of its accounts and not all such services may be used by the Adviser in connection with the Fund.

     The Fund has no obligation to deal with any broker or dealer in the execution of securities transactions. Over-the-counter transactions will be placed either directly with principal market makers or with broker-dealers. Although the Fund does not anticipate any ongoing arrangements with other brokerage firms, brokerage business may be transacted from time to time with other firms. Neither the Adviser nor affiliates of the Fund or the Adviser will receive reciprocal brokerage business as a result of the brokerage business transacted by the Fund with other brokers.

CODE OF ETHICS. The Fund and the Adviser have each adopted a Code of Ethics under Rule 17j-1 of the Investment Company Act of 1940. The code significantly restricts the personal investing activities of all employees of the Adviser and, as described below, imposes additional, more onerous, restrictions on investment personnel of the Adviser. The Code requires that all employees of the Adviser preclear any personal securities investment (with limited exceptions, such as U.S. Government obligations). The preclearance requirement and associated procedures are designed to identify any substantive prohibition or limitation applicable to the proposed investment. In addition, no employee may purchase or sell any security which at the time is being purchased or sold (as the case may be), or to the knowledge of the employee is being considered for purchase or sale, by the Fund. The substantive restrictions applicable to investment personnel of the Adviser include a ban on acquiring any securities in an initial public offering and a prohibition from profiting on short-term trading in securities. Furthermore, the Code provides for trading "blackout periods" which prohibit trading by investment personnel of the Adviser within periods of trading by the Fund in the same (or equivalent) security.

PORTFOLIO TURNOVER

     The Fund's portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund. A 100% turnover rate would occur if all of the Fund's portfolio securities were replaced once within a one year period.

     Generally, the Fund intends to invest for long-term purposes. However, the rate of portfolio turnover will depend upon market and other conditions, and it will not be a limiting factor when the Adviser believes that portfolio changes are appropriate.

CALCULATION OF SHARE PRICE

     The share price (net asset value) of the shares of the Fund is determined as of the close of the regular session of trading on the New York Stock Exchange (currently 4:00 p.m., Eastern time), on each day the Fund is open for business. The Fund is open for business on every day except Saturdays, Sundays and the following holidays: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. The Fund may also be open for business on other days in which there is sufficient trading in the Fund's portfolio securities that its net asset value might be materially affected. For a description of the methods used to determine the share price, see "Calculation of Share Price" in the Prospectus.

TAXES

     The Prospectus describes generally the tax treatment of distributions by the Fund. This section of the Statement of Additional Information includes additional information concerning federal taxes.

     The Fund has qualified and intends to qualify annually for the special tax treatment afforded a "regulated investment company" under Subchapter M of the Internal Revenue Code so that it does not pay federal taxes on income and capital gains distributed to shareholders. To so qualify the Fund must, among other things, (i) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currency, or certain other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in stock, securities or currencies; (ii) derive less than 30% of its gross income in each taxable year from the sale or other disposition of the following assets held for less than three months: (a) stock or securities, (b) options, futures or forward contracts not directly related to its principal business of investing in stock or securities; and (iii) diversify its holdings so that at the end of each quarter of its taxable year the following two conditions are met: (a) at least 50% of the value of the Fund's total assets is represented by cash, U.S. Government securities, securities of other regulated investment companies and other securities (for this purpose such other securities will qualify only if the Fund's investment is limited in respect to any issuer to an amount not greater than 5% of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (b) not more than 25% of the value of the Fund's assets is invested in securities of any one issuer (other than U.S. Government securities or securities of other regulated investment companies).

     The Fund's net realized capital gains from securities transactions will be distributed only after reducing such gains by the amount of any available capital loss carryforwards.
Capital losses may be carried forward to offset any capital gains for eight years, after which any undeducted capital loss remaining is lost as a deduction.

     A federal excise tax at the rate of 4% will be imposed on the excess, if any, of the Fund's "required distribution" over actual distributions in any calendar year. Generally, the "required distribution" is 98% of the Fund's ordinary income for the calendar year plus 98% of its net capital gains recognized during the one year period ending on October 31 of the calendar year plus undistributed amounts from prior years. The Fund intends to make distributions sufficient to avoid imposition of the excise tax.

     The Fund is required to withhold and remit to the U.S. Treasury a portion (31%) of dividend income on any account unless the shareholder provides a taxpayer identification number and certifies that such number is correct and that the shareholder is not subject to backup withholding.

REDEMPTION IN KIND

     Under unusual circumstances, when the Board of Trustees deems it in the best interests of the Fund's shareholders, the Fund may make payment for shares repurchased or redeemed in whole or in part in securities of the Fund taken at current value. If any such redemption in kind is to be made, the Fund intends to make an election pursuant to Rule 18f-1 under the Investment Company Act of 1940. This election will require the Fund to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund during any 90 day period for any one shareholder. Should payment be made in securities, the redeeming shareholder will generally incur brokerage costs in converting such securities to cash. Portfolio securities which are issued in an in-kind redemption will be readily marketable.

HISTORICAL PERFORMANCE INFORMATION

     From time to time, the Fund may advertise average annual total return. Average annual total return quotations will be computed by finding the average annual compounded rates of return over 1, 5 and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:
                             P (1 + T)n = ERV
Where:

P =       a hypothetical initial payment of $1,000
T =       average annual total return
n =       number of years
ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 and 10 year periods at the end of the 1, 5 or 10 year periods (or fractional portion thereof)

The calculation of average annual total return assumes the reinvestment of all dividends and distributions. If the Fund has been in existence less than one, five or ten years, the time period since the date of the initial public offering of shares will be substituted for the periods stated.

     The Fund may also advertise total return (a "nonstandardized quotation") which is calculated differently from average annual total return. A nonstandardized quotation of total return may be a cumulative return which measures the percentage change in the value of an account between the beginning and end of a period, assuming no activity in the account other than reinvestment of dividends and capital gains distributions. A nonstandardized quotation may also indicate average annual compounded rates of return over periods other than those specified for average annual total return. A nonstandardized quotation of total return will always be accompanied by the Fund's average annual total return as described above.

     The performance quotations described above are based on historical earnings and are not intended to indicate future performance.

     To help investors better evaluate how an investment in the Fund might satisfy their investment objective, advertisements regarding the Fund may discuss various measures of Fund performance, including current performance ratings and/or rankings appearing in financial magazines, newspapers and publications which track mutual fund performance. Advertisements may also compare performance (using the calculation methods set forth in the Prospectus) to performance as reported by other investments, indices and averages. When advertising current ratings or rankings, the Fund may use the following publications or indices to discuss or compare Fund performance:

     Lipper Mutual Fund Performance Analysis measures total return and average current yield for the mutual fund industry and ranks individual mutual fund performance over specified time periods assuming reinvestment of all distributions, exclusive of sales loads. The Fund may provide comparative performance information appearing in the Growth Funds category. In addition, the Fund may use comparative performance information of relevant indices, including the S&P 500 Index, the Dow Jones Industrial Average, the Russell 2000 Index, the NASDAQ Composite Index and the Value Line Composite Index. The S&P 500 Index is an unmanaged index of 500 stocks, the purpose of which is to portray the pattern of common stock price movement. The Dow Jones Industrial Average is a measurement of general market price movement for 30 widely held stocks listed on the New York Stock Exchange. The Russell 2000 Index, representing approximately 11% of the U.S. equity market, is an unmanaged index comprised of the 2,000 smallest U.S. domiciled publicly-traded common stocks in the Russell 3000 Index (an unmanaged index of the 3,000 largest U.S. domiciled publicly-traded common stocks by market capitalization representing approximately 98% of the U.S. publicly-traded equity market). The NASDAQ Composite Index is an unmanaged index which averages the trading prices of more than 3,000 domestic over-the-counter companies. The Value Line Composite Index is an unmanaged index comprised of approximately 1,700 stocks, the purpose of which is to portray the pattern of common stock price movement.

     In assessing such comparisons of performance an investor should keep in mind that the composition of the investments in the reported indices and averages is not identical to the Fund's portfolio, that the averages are generally unmanaged and that the items included in the calculations of such averages may not be identical to the formula used by the Fund to calculate its performance. In addition, there can be no assurance that the Fund will continue this performance as compared to such other averages.

CUSTODIAN

     Star Bank, N.A., 425 Walnut Street, Cincinnati, Ohio, has been retained to act as Custodian for the Fund's investments. Star Bank, N.A. acts as the Fund's depository, safekeeps its portfolio securities, collects all income and other payments with respect thereto, disburses funds as instructed and maintains records in connection with its duties.

AUDITORS

     The firm of Arthur Andersen LLP has been selected as independent auditors for the Fund for the fiscal year ending
      , 1996. Arthur Andersen LLP, 425 Walnut Street, Cincinnati, Ohio, performs an annual audit of the Fund's financial statements and advises the Fund as to certain accounting matters.

MGF SERVICE CORP.

     The Fund's transfer agent, MGF Service Corp. ("MGF"), maintains the records of each shareholder's account, answers shareholders' inquiries concerning their accounts, processes purchases and redemptions of the Fund's shares, acts as dividend and distribution disbursing agent and performs other shareholder
service functions.   MGF receives for its services as transfer
agent a fee payable monthly at an annual rate of $17 per account, provided, however, that the minimum fee is $1,000 per month.
This fee is paid by the Adviser out of the investment advisory fee paid to the Adviser by the Fund. In addition, the Adviser reimburses MGF for its out-of-pocket expenses, including but not limited to, postage, envelopes, checks, drafts, forms, reports, record storage and communication lines.

     MGF also provides accounting and pricing services to the Fund. For calculating daily net asset value per share and maintaining such books and records as are necessary to enable MGF to perform its duties, MGF receives, from the Adviser, $2,000 per month when the Fund's average daily net assets are less than $50 million, $2,500 per month when the Fund's average daily net assets are between $50 million and $100 million, $3,000 per month when such assets are between $100 million and $200 million and $4,000 per month when the Fund's average daily net assets are $200 million or more.

     In addition, MGF is retained to provide administrative services to the Fund. In this capacity, MGF supplies non-investment related statistical and research data, internal regulatory compliance services and executive and administrative services. MGF supervises the preparation of tax returns, reports to shareholders of the Fund, reports to and filings with the Securities and Exchange Commission and state securities commissions, and materials for meetings of the Board of Trustees. For the performance of these administrative services, the Adviser (not the Fund) pays MGF a fee at the annual rate of .15% of the average value of its daily net assets up to $25,000,000, .125% of such assets from $25,000,000 to $50,000,000 and .10% of such assets in excess of $50,000,000; provided, however, that the minimum fee is $1,000 per month.

STATEMENT OF ASSETS AND LIABILITIES

     The Fund's Statement of Assets and Liabilities as of
        , 1996 is attached to this Statement of Additional
Information.

                          PRAGMA INVESTMENT TRUST

PART C.   OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

    (a)  (i)   Financial Statements included in Part
A:
               None

         (ii)  Financial Statements included in Part B:

               Statement of Assets and Liabilities, _______,
               1996*

               Notes to Financial Statements*

               Report of Independent Accountants*

    (b)  Exhibits

         (1)       Agreement and Declaration of Trust

         (2)       Bylaws

         (3)       Inapplicable

         (4)       Inapplicable

         (5)       Form of Investment Advisory Agreement with
                   PRAGMA, Inc.

         (6)       Inapplicable

         (7)       Inapplicable

         (8)       Form of Custody Agreement with Star Bank,
                   N.A.

         (9) (i) Form of Administrative Services Agreement with MGF Service Corp.

             (ii)  Form of Accounting Services Agreement with
                   MGF Service Corp.

             (iii) Form of Transfer, Dividend Disbursing,
                   Shareholder Service and Plan Agency Agreement with MGF Service Corp.

         (10)      Opinion and Consent of Counsel*

         (11)      Consent of Independent Public Accountants*

         (12)      Inapplicable

         (13)      Form of Agreement Relating to Initial Capital

         (14)      Inapplicable

         (15)      Inapplicable

         (16)      Inapplicable

         (17)      Financial Data Schedule*

         (18)      Inapplicable
______________________________________

*   To be filed by Amendment

Item 25. Persons Controlled by or Under Common Control with
         Registrant.

         After commencement of the public offering of the Registrant's shares, the Registrant expects that no person will be directly or indirectly controlled by or under common control with the Registrant.

Item 26. Number of Holders of Securities.

         As of January 2, 1996, there are no holders of the shares of beneficial interest of the Registrant.

Item 27. Indemnification

         Article VI of the Registrant's Agreement and
         Declaration of Trust provides for indemnification of officers and Trustees as follows:

              "Section 6.4  INDEMNIFICATION OF TRUSTEES,
              OFFICERS, ETC. Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its Trustees and officers, including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person") against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

              Section 6.5 ADVANCES OF EXPENSES. The Trust shall advance attorneys' fees or other expenses incurred by a Covered Person in defending a proceeding to the full extent permitted by the Securities Act of 1933, as amended, the 1940 Act, and Ohio Revised Code Chapter 1707, as amended.
              In the event any of these laws conflict with Ohio Revised Code Section 1701.13(E), as amended, these laws, and not Ohio Revised Code Section 1701.13(E), shall govern.

              Section 6.6 INDEMNIFICATION NOT EXCLUSIVE, ETC. The right of indemnification provided by this
              Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, "Covered Person" shall include such person's heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person."

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The Registrant expects to maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy will provide coverage to the Registrant, its Trustees and officers and PRAGMA, Inc. (the "Adviser"). Coverage under the policy will include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

         The Investment Advisory Agreement with the Adviser provides that the Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any investment policy or the purchase, sale, or retention of any investment on the recommendation of the Adviser; provided, however, that nothing therein contained shall be construed to protect the Adviser against any liability to the Registrant by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under the Investment Advisory Agreement.

Item 28.  Business and Other Connections of the Investment
          Adviser

         (a) The Adviser is a Texas corporation organized in 1981. In addition to its investment advisory activities the Adviser is also registered as a Commodity Trading Advisor (CTA) and a Commodity Pool Operator (CPO). The Adviser's CTA registration has been effective since July 1981 while its Commodity Pool Operator registration has been effective since July 1984. The Adviser is the general partner and trading advisor for The PRAGMA Beta Futures Fund I, a limited partnership that speculates in the futures markets. As an investment adviser, the Adviser does not provide advice regarding investment in commodity pools or commodity limited partnerships.

         (b) The directors and officers of the Adviser and any other business, profession, vocation or employment of a substantial nature engaged in at any time during the past two years:

             (i)   John H. Alban, jr. - President of the
                   Adviser.

                   Chairman of the Board of the Registrant.

             (ii)  B. David Cranfill - Senior Vice President and
                   Secretary of the Adviser.

             (iii) John H. Alban, III - Vice President and
                   Treasurer of the Adviser.

                   President of the Registrant.

              (iv) Elizabeth A. Dunn - Vice President of the
                   Adviser.

Item 29.  Principal Underwriters

    (a)  Inapplicable

    (b)  Inapplicable

    (c)  Inapplicable

Item 30.  Location of Accounts and Records

         Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained by the Registrant at its offices located at 7150 Greenville Avenue, Suite 101 - LB 340, Dallas, Texas 75231 as well as at the offices of the Registrant's transfer agent located at 312 Walnut Street, 21st Floor, Cincinnati, Ohio 45202.


Item 31.  Management Services Not Discussed in Parts A or B

         Inapplicable

Item 32.  Undertakings

         (a)  Inapplicable

         (b) The Registrant undertakes to file a post-effective amendment, using financial statements which need not be certified, within four to six months from the effective date of this Registration Statement.

         (c)  Inapplicable

                                SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas and State of Texas, on the 4th day of January, 1996.

                               PRAGMA INVESTMENT TRUST

                               By:/s/ John H. Alban, jr.
                                  John H. Alban, jr.
                                  Chairman of the Board




    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

   Signature                 Title               Date


/s/ John H. Alban, jr.       Chairman         January 4, 1996
John H. Alban, jr.           of the Board
                             and Trustee

/s/ John H. Alban, III       President        January 4, 1996
John H. Alban, III           and Trustee


/s/ Mark J. Seger            Treasurer        January 4, 1996
Mark J. Seger

                              INDEX TO EXHIBITS


(1)      Agreement and Declaration of Trust

(2)      Bylaws

(3)      Inapplicable

(4)      Inapplicable

(5)      Form of Investment Advisory Agreement

(6)      Inapplicable

(7)      Inapplicable

(8)      Form of Custody Agreement

(9)(i)   Form of Administrative Services Agreement

(9)(ii)  Form of Accounting Services Agreement

(9)(iii) Form of Transfer, Dividend Disbursing, Shareholder
         Service and Plan Agency Agreement

(10)     Opinion and Consent of Counsel*

(11)     Consent of Independent Public Accountants*

(12)     Inapplicable

(13)     Form of Agreement Relating to Initial Capital

(14)     Inapplicable

(15)     Inapplicable

(16)     Inapplicable

(17)     Financial Data Schedule*

(18)     Inapplicable

____________________________

    *   To be filed by Amendment.

                           PRAGMA INVESTMENT TRUST


                      AGREEMENT AND DECLARATION OF TRUST


                               January 4, 1996

                           PRAGMA INVESTMENT TRUST

                      AGREEMENT AND DECLARATION OF TRUST
                                                                          PAGE

ARTICLE I.    NAME AND DEFINITIONS . . . . . . . . . . . . . . . . . . . . . 1

Section 1.1   Name . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Section 1.2   Definitions. . . . . . . . . . . . . . . . . . . . . . . . . . 1

              (a)  "Trust" . . . . . . . . . . . . . . . . . . . . . . . . . 1
              (b)  "Trustees". . . . . . . . . . . . . . . . . . . . . . . . 1
              (c)  "Shares". . . . . . . . . . . . . . . . . . . . . . . . . 1
              (d)  "Series". . . . . . . . . . . . . . . . . . . . . . . . . 1
              (e)  "Shareholder" . . . . . . . . . . . . . . . . . . . . . . 2
              (f)  "1940 Act". . . . . . . . . . . . . . . . . . . . . . . . 2
              (g)  "Commission". . . . . . . . . . . . . . . . . . . . . . . 2
              (h)  "Declaration of Trust". . . . . . . . . . . . . . . . . . 2
              (i)  "Bylaws". . . . . . . . . . . . . . . . . . . . . . . . . 2

ARTICLE II.   PURPOSE OF TRUST . . . . . . . . . . . . . . . . . . . . . . . 2

ARTICLE III.  THE TRUSTEES . . . . . . . . . . . . . . . . . . . . . . . . . 2

Section 3.1   Number, Designation, Election, Term, etc . . . . . . . . . . . 2

              (a)  Initial Trustees. . . . . . . . . . . . . . . . . . . . . 2
              (b)  Number. . . . . . . . . . . . . . . . . . . . . . . . . . 2
              (c)  Term. . . . . . . . . . . . . . . . . . . . . . . . . . . 3
              (d)  Resignation and Retirement. . . . . . . . . . . . . . . . 3
              (e)  Removal . . . . . . . . . . . . . . . . . . . . . . . . . 3
              (f)  Vacancies . . . . . . . . . . . . . . . . . . . . . . . . 3
              (g)  Effect of Death, Resignation, etc . . . . . . . . . . . . 4
              (h)  No Accounting . . . . . . . . . . . . . . . . . . . . . . 4

Section 3.2   Powers of the Trustees . . . . . . . . . . . . . . . . . . . . 4

              (a)  Investments . . . . . . . . . . . . . . . . . . . . . . . 5
              (b)  Disposition of Assets . . . . . . . . . . . . . . . . . . 5
              (c)  Ownership Powers. . . . . . . . . . . . . . . . . . . . . 5
              (d)  Subscription. . . . . . . . . . . . . . . . . . . . . . . 5
              (e)  Form of Holding . . . . . . . . . . . . . . . . . . . . . 6
              (f)  Reorganization, etc.. . . . . . . . . . . . . . . . . . . 6
              (g)  Voting Trusts, etc. . . . . . . . . . . . . . . . . . . . 6
              (h)  Compromise. . . . . . . . . . . . . . . . . . . . . . . . 6
              (i)  Partnerships, etc.. . . . . . . . . . . . . . . . . . . . 6

              (j)  Borrowing and Security. . . . . . . . . . . . . . . . . . 6
              (k)  Guarantees, etc . . . . . . . . . . . . . . . . . . . . . 6
              (l)  Insurance . . . . . . . . . . . . . . . . . . . . . . . . 7

Section 3.3   Certain Contracts. . . . . . . . . . . . . . . . . . . . . . . 7

              (a)  Advisory. . . . . . . . . . . . . . . . . . . . . . . . . 8
              (b)  Administration. . . . . . . . . . . . . . . . . . . . . . 8
              (c)  Distribution. . . . . . . . . . . . . . . . . . . . . . . 8
              (d)  Custodian and Depository. . . . . . . . . . . . . . . . . 8
              (e)  Transfer and Dividend Disbursing Agency . . . . . . . . . 8
              (f)  Shareholder Servicing . . . . . . . . . . . . . . . . . . 8
              (g)  Legal, Accounting, Taxes and Other  . . . . . . . . . . . 8

Section 3.4   Payment of Trust Expenses and Compensation
              of Trustees. . . . . . . . . . . . . . . . . . . . . . . . . . 9

Section 3.5   Ownership of Assets of the Trust . . . . . . . . . . . . . . .10

ARTICLE IV.   SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . .11

Section 4.1   Description of Shares. . . . . . . . . . . . . . . . . . . . .11

Section 4.2   Establishment and Designation of Series. . . . . . . . . . . .13

              (a)  Assets Belonging to Series. . . . . . . . . . . . . . . .13
              (b)  Liabilities Belonging to Series . . . . . . . . . . . . .14
              (c)  Dividends . . . . . . . . . . . . . . . . . . . . . . . .14
              (d)  Liquidation . . . . . . . . . . . . . . . . . . . . . . .15
              (e)  Voting. . . . . . . . . . . . . . . . . . . . . . . . . .15
              (f)  Redemption by Shareholder . . . . . . . . . . . . . . . .16
              (g)  Redemption by Trust . . . . . . . . . . . . . . . . . . .16
              (h)  Net Asset Value . . . . . . . . . . . . . . . . . . . . .17
              (i)  Transfer. . . . . . . . . . . . . . . . . . . . . . . . .17
              (j)  Equality. . . . . . . . . . . . . . . . . . . . . . . . .17
              (k)  Fractions . . . . . . . . . . . . . . . . . . . . . . . .17
              (l)  Conversion Rights . . . . . . . . . . . . . . . . . . . .18

Section 4.3   Ownership of Shares. . . . . . . . . . . . . . . . . . . . . .18

Section 4.4   Investments in the Trust . . . . . . . . . . . . . . . . . . .18

Section 4.5   No Preemptive Rights . . . . . . . . . . . . . . . . . . . . .18

Section 4.6   Status of Shares and Limitation of Personal
              Liability. . . . . . . . . . . . . . . . . . . . . . . . . . .18

ARTICLE V.    SHAREHOLDERS' VOTING POWERS AND MEETINGS . . . . . . . . . . .19

Section 5.1   Voting Powers. . . . . . . . . . . . . . . . . . . . . . . . .19

Section 5.2   Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . .19

Section 5.3   Record Dates . . . . . . . . . . . . . . . . . . . . . . . . .20

Section 5.4   Quorum and Required Vote . . . . . . . . . . . . . . . . . . .20

Section 5.5   Action by Written Consent. . . . . . . . . . . . . . . . . . .21

Section 5.6   Inspection of Records. . . . . . . . . . . . . . . . . . . . .21

Section 5.7   Additional Provisions. . . . . . . . . . . . . . . . . . . . .21

ARTICLE VI.   LIMITATION OF LIABILITY; INDEMNIFICATION . . . . . . . . . . .21

Section 6.1   Trustees, Shareholders, etc. Not Personally
              Liable; Notice . . . . . . . . . . . . . . . . . . . . . . . .21

Section 6.2   Trustee's Good Faith Action; Expert Advice;
              No Bond or Surety. . . . . . . . . . . . . . . . . . . . . . .22

Section 6.3   Indemnification of Shareholders. . . . . . . . . . . . . . . .22

Section 6.4   Indemnification of Trustees, Officers, etc . . . . . . . . . .23

Section 6.5   Advances of Expenses . . . . . . . . . . . . . . . . . . . . .23

Section 6.6   Indemnification Not Exclusive, etc . . . . . . . . . . . . . .23

Section 6.7   Liability of Third Persons Dealing with
              Trustees . . . . . . . . . . . . . . . . . . . . . . . . . . .24

ARTICLE VII.  MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . .24

Section 7.1   Duration and Termination of Trust. . . . . . . . . . . . . . .24

Section 7.2   Reorganization . . . . . . . . . . . . . . . . . . . . . . . .24

Section 7.3   Amendments . . . . . . . . . . . . . . . . . . . . . . . . . .25

Section 7.4   Filing of Copies; References; Headings . . . . . . . . . . . .25

Section 7.5   Applicable Law . . . . . . . . . . . . . . . . . . . . . . . .26

                            PRAGMA INVESTMENT TRUST

                       AGREEMENT AND DECLARATION OF TRUST

    AGREEMENT AND DECLARATION OF TRUST made this 4th day of January, 1996, by the Trustees hereunder, and by the holders of Shares of beneficial interest to be issued hereunder as hereinafter provided.

                                  WITNESSETH:

    WHEREAS, this Trust is being formed to carry on the business of an investment company; and

    WHEREAS, the Trustees have agreed to manage all property coming into their hands as trustees of an Ohio business trust in accordance with the provisions hereinafter set forth;

    NOW, THEREFORE, the Trustees hereby declare that they will hold all cash, securities and other assets which they may from time to time acquire in any manner as Trustees hereunder IN TRUST to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of shares of beneficial interest in this Trust as hereinafter set forth.

                                   ARTICLE I

                              NAME AND DEFINITIONS

    Section 1.1    NAME.  This Trust shall be known as "PRAGMA
Investment Trust" and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

    Section 1.2 DEFINITIONS. Whenever used herein, unless otherwise required by the context or specifically provided:

    (a) The "Trust" refers to the Ohio business trust established by this Agreement and Declaration of Trust, as amended from time to time;

    (b) "Trustees" refers to the Trustees of the Trust named herein or elected in accordance with Article III;

    (c) "Shares" refers to the transferable units of interest into which the beneficial interest in the Trust or any Series of the Trust (as the context may require) shall be divided from time to time;

    (d) "Series" refers to Series of Shares established and designated under or in accordance with the provisions of
         Article IV;

    (e)  "Shareholder" means a record owner of Shares;

    (f) The "1940 Act" refers to the Investment Company Act of 1940 and the Rules and Regulations thereunder, all as amended from time to time;

    (g)  "Commission" shall have the meaning given it in the 1940
         Act;

    (h) "Declaration of Trust" shall mean this Agreement and Declaration of Trust as amended or restated from time to time; and

    (i) "Bylaws" shall mean the Bylaws of the Trust as amended from time to time.

                                   ARTICLE II

                                PURPOSE OF TRUST

    The purpose of the Trust is to operate as an investment company, to offer Shareholders one or more investment programs primarily in securities and debt instruments and to engage in any and all lawful acts or activities for which business trusts may be formed under Chapter 1746.01 through 1746.99 of the Ohio Revised Code. Until the Trustees determine otherwise, the principal office of the Trust is to be located at 312 Walnut Street, 21st Floor, Cincinnati, Ohio 45202.

                                  ARTICLE III

                                  THE TRUSTEES

    Section 3.1    NUMBER, DESIGNATION, ELECTION, TERM, ETC.

    (a) INITIAL TRUSTEES. Upon execution of this Declaration of Trust or a counterpart hereof or some other writing in which he accepts such Trusteeship and agrees to the provisions hereof, John H. Alban, Jr. and John H. Alban, III shall become Trustees hereof.

    (b) NUMBER. The Trustees serving as such, whether named above or hereafter becoming a Trustee, may increase or decrease the number of Trustees to a number other than the number theretofore determined. No decrease in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term, but the number of Trustees may be decreased in conjunction with the removal of a Trustee pursuant to subsection (e) of this Section 3.1.

    (c) TERM. Each Trustee shall serve as a Trustee during the lifetime of the Trust and until its termination as hereinafter provided or until such Trustee sooner dies, resigns, retires or is removed. The Trustees may elect their own successors and may, pursuant to Section 3.1(f) hereof, appoint Trustees to fill vacancies; provided that, immediately after filling a vacancy, at least two-thirds of the Trustees then holding office shall have been elected to such office by the Shareholders at an annual or special meeting. If at any time less than a majority of the Trustees then holding office were so elected, the Trustees shall forthwith cause to be held as promptly as possible, and in any event within 60 days, a meeting of Shareholders for the purpose of electing Trustees to fill any existing vacancies.

    (d) RESIGNATION AND RETIREMENT. Any Trustee may resign his trust or retire as a Trustee, by written instrument signed by him and delivered to the other Trustees or to any officer of the Trust, and such resignation or retirement shall take effect upon such delivery or upon such later date as is specified in such instrument.

    (e) REMOVAL. Any Trustee may be removed with or without cause at any time: (i) by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal, specifying the date upon which such removal shall become effective, (ii) by vote of the Shareholders holding not less than two-thirds of the Shares then outstanding, cast in person or by proxy at any meeting called for the purpose, or
         (iii) by a declaration in writing signed by Shareholders holding not less than two-thirds of the Shares then outstanding and filed with the Trust's Custodian.

    (f) VACANCIES. Any vacancy or anticipated vacancy resulting from any reason, including without limitation, the death, resignation, retirement, removal or incapacity of any of the Trustees or resulting from an increase in the number of Trustees by the Trustees, may (but so long as there are at least three remaining Trustees, need not unless required by the 1940 Act) be filled either by a majority of the remaining Trustees through the appointment in writing of such other person as such remaining Trustees in their discretion shall determine (unless a shareholder election is required by the 1940 Act) or by the election by the Shareholders, at a meeting called for the purpose, of a person to fill such vacancy, and such appointment or election shall be effective upon the written acceptance of the person named therein to serve as a Trustee and agreement by such person to be bound by the provisions of this Declaration of Trust, except that any such appointment or election in anticipation of a vacancy to occur by reason of retirement, resignation, or increase in number of Trustees to be effective at a later date shall become effective only at or after the effective date of said retirement, resignation, or increase in number of Trustees. As soon as any Trustee so appointed or elected shall have accepted such appointment or election and shall have agreed in writing to be bound by this Declaration of Trust and the appointment or election is effective, the Trust estate shall vest in the new Trustee, together with the continuing Trustees, without any further act or conveyance.

    (g) EFFECT OF DEATH, RESIGNATION, ETC. The death, resignation, retirement, removal, or incapacity of the Trustees, or any one of them, shall not operate to annul or terminate the Trust or to revoke or terminate any existing agency or contract created or entered into pursuant to the terms of this Declaration of Trust.

    (h) NO ACCOUNTING. Except to the extent required by the 1940 Act or under circumstances which would justify his removal for cause, no person ceasing to be a Trustee as a result of his death, resignation, retirement, removal or incapacity (nor the estate of any such person) shall be required to make an accounting to the Shareholders or remaining Trustees upon such cessation.

    Section 3.2 POWERS OF THE TRUSTEES. Subject to the provisions of this Declaration of Trust, the business of the Trust shall be managed by the Trustees, and they shall have all powers necessary or convenient to carry out that responsibility and the purpose of the Trust. Without limiting the foregoing, the Trustees may adopt Bylaws not inconsistent with this Declaration of Trust providing for the conduct of the business and affairs of the Trust and may amend and repeal them to the extent that such Bylaws do not reserve that right to the Shareholders; they may as they consider appropriate elect and remove officers and appoint and terminate agents and consultants and hire and terminate employees, any one or more of the foregoing of whom may be a Trustee, and may provide for the compensation of all of the foregoing; they may appoint from their own number, and terminate, any one or more committees consisting of two or more Trustees, including without implied limitation an executive committee, which may, when the Trustees are not in session and subject to the 1940 Act, exercise some or all of the power and authority of the Trustees as the Trustees may determine; in accordance with Section 3.3 they may employ one or more advisers, administrators, depositories and custodians and may authorize any depository or custodian to employ subcustodians or agents and to deposit all or any part of such assets in a system or systems for the central handling of securities and debt instruments, retain transfer, dividend, accounting or Shareholder servicing agents or any of the foregoing, provide for the distribution of Shares by the Trust through one or more distributors, principal underwriters or otherwise, set record dates or times for the determination of Shareholders or various of them with respect to various matters; they may compensate or provide for the compensation of the Trustees, officers, advisers, administrators, custodians, other agents, consultants and employees of the Trust or the Trustees on such terms as they deem appropriate; and in general they may delegate to any officer of the Trust, to any committee of the Trustees and to any employee, adviser, administrator, distributor, principal underwriter, depository, custodian, transfer and dividend disbursing agent, or any other agent or consultant of the Trust such authority, powers, functions and duties as they consider desirable or appropriate for the conduct of the business and affairs of the Trust, including without implied limitation the power and authority to act in the name of the Trust and of the Trustees, to sign documents and to act as attorney-in-fact for the Trustees.

    Without limiting the foregoing and to the extent not inconsistent with the 1940 Act or other applicable law, the Trustees shall have power and authority:

    (a) INVESTMENTS. To invest and reinvest cash and other property, and to hold cash or other property uninvested without in any event being bound or limited by any present or future law or custom in regard to investments by trustees;

    (b) DISPOSITION OF ASSETS. To sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust;

    (c) OWNERSHIP POWERS. To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities, debt instruments or property; and to execute and deliver proxies or powers of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities, debt instruments or property as the Trustees shall deem proper;

    (d) SUBSCRIPTION. To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities or debt instruments;

    (e) FORM OF HOLDING. To hold any security, debt instrument or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form, or in the name of the Trustees or of the Trust or in the name of a custodian, subcustodian or other depository or a nominee or nominees or otherwise;

    (f) REORGANIZATION, ETC. To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer, any security or debt instrument of which is or was held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer, and to pay calls or subscriptions with respect to any security or debt instrument held in the Trust;

    (g) VOTING TRUSTS, ETC. To join with other holders of any securities or debt instruments in acting through a committee, depository, voting trustee or otherwise, and in that connection to deposit any security or debt instrument with, or transfer any security or debt instrument to, any such committee, depository or trustee, and to delegate to them such power and authority with relation to any security or debt instrument (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depository or trustee as the Trustees shall deem proper;

    (h) COMPROMISE. To compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy, including but not limited to claims for taxes;

    (i) PARTNERSHIPS, ETC. To enter into joint ventures, general or limited partnerships and any other combinations or associations;

    (j) BORROWING AND SECURITY. To borrow funds and to mortgage and pledge the assets of the Trust or any part thereof to secure obligations arising in connection with such borrowing;

    (k) GUARANTEES, ETC. To endorse or guarantee the payment of any notes or other obligations of any person; to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and to mortgage and pledge the Trust property or any part thereof to secure any of or all such obligations; and

    (l) INSURANCE. To purchase and pay for entirely out of Trust property such insurance as they may deem necessary or appropriate for the conduct of the business, including, without limitation, insurance policies insuring the assets of the Trust and payment of distributions and principal on its portfolio investments, and insurance policies insuring the Shareholders, Trustees, officers, employees, agents, consultants, investment advisers, managers, administrators, distributors, principal underwriters, or independent contractors, or any thereof (or any person connected therewith), of the Trust individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such person in any such capacity, including any action taken or omitted that may be determined to constitute negligence; provided, however, that insurance which protects the Trustees and officers against liabilities rising from action involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their offices may not be purchased.

    Except as otherwise provided by the 1940 Act or other applicable law, this Declaration of Trust or the Bylaws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting of Trustees (a quorum, consisting of at least a majority of the Trustees then in office, being present), within or without Ohio, including any meeting held by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting, or by written consents of a majority of the Trustees then in office (or such larger or different number as may be required by the 1940 Act or other applicable law).

    Section 3.3 CERTAIN CONTRACTS. Subject to compliance with the provisions of the 1940 Act, but notwithstanding any limitations of present and future law or custom in regard to delegation of powers by trustees generally, the Trustees may, at any time and from time to time and without limiting the generality of their powers and authority otherwise set forth herein, enter into one or more contracts with any one or more corporations, trusts, associations, partnerships, limited partnerships, other type of organizations, or individuals ("Contracting Party") to provide for the performance and assumption of some or all of the following services, duties and responsibilities to, for or of the Trust and/or the Trustees, and to provide for the performance and assumption of such other services, duties and responsibilities in addition to those set forth below as the Trustees may determine appropriate:

    (a) ADVISORY. Subject to the general supervision of the Trustees and in conformity with the stated policy of the Trustees with respect to the investments of the Trust or of the assets belonging to any Series of Shares of the Trust (as that phrase is defined in subsection (a) of Section 4.2), to manage such investments and assets, make investment decisions with respect thereto, and to place purchase and sale orders for portfolio transactions relating to such investments and assets;

    (b) ADMINISTRATION. Subject to the general supervision of the Trustees and in conformity with any policies of the Trustees with respect to the operations of the Trust, to supervise all or any part of the operations of the Trust, and to provide all or any part of the administrative and clerical personnel, office space and office equipment and services appropriate for the efficient administration and operations of the Trust;

    (c) DISTRIBUTION. To distribute the Shares of the Trust, to be principal underwriter of such Shares, and/or to act as agent of the Trust in the sale of Shares and the acceptance or rejection of orders for the purchase of Shares;

    (d) CUSTODIAN AND DEPOSITORY. To act as depository for and to maintain custody of the property of the Trust and accounting records in connection therewith;

    (e) TRANSFER AND DIVIDEND DISBURSING AGENCY. To maintain records of the ownership of outstanding Shares, the issuance and redemption and the transfer thereof, and to disburse any dividends declared by the Trustees and in accordance with the policies of the Trustees and/or the instructions of any particular Shareholder to reinvest any such dividends;

    (f) SHAREHOLDER SERVICING. To provide service with respect to the relationship of the Trust and its Shareholders, records with respect to Shareholders and their Shares, and similar matters; and

    (g) LEGAL, ACCOUNTING, TAXES AND OTHER. To handle all or any part of the legal, accounting, tax or other responsibilities, whether with respect to the Trust's properties, Shareholders or otherwise.

The same person may be the Contracting Party for some or all of the services, duties and responsibilities to, for and of the Trust and/or the Trustees, and the contracts with respect thereto may contain such terms interpretive of or in addition to the delineation of the services, duties and responsibilities provided for, including provisions that are not inconsistent with the 1940 Act relating to the standard of duty of and the rights to indemnification of the Contracting Party and others, as the Trustees may determine. Nothing herein shall preclude, prevent or limit the Trust or a Contracting Party from entering into subcontractual arrangements relative to any of the matters referred to in Sections 3.3(a) through (g) hereof.

    Subject to the provisions of the 1940 Act, the fact that:

         (i) any of the Shareholders, Trustees or officers of the Trust is a shareholder, director, officer, partner, trustee, employee, manager, adviser, principal underwriter or distributor or agent of or for any Contracting Party, or of or for any parent or affiliate of any Contracting Party or that the Contracting Party or any parent or affiliate thereof is a Shareholder or has an interest in the Trust, or that

         (ii) any Contracting Party may have a contract providing for the rendering of any similar services to one or more other corporations, trusts, associations, partnerships, limited partnerships or other organizations, or has other business or interests, shall not affect the validity of any contract for the performance and assumption of services, duties and responsibilities to, for or of the Trust and/or the Trustees or disqualify any Shareholder, Trustee or officer of the Trust from voting upon or executing the same or create any liability or accountability to the Trust or its Shareholders, provided that in the case of any relationship or interest referred to in the preceding clause (i) on the part of any Trustee or officer of the Trust either (1) the material facts as to such relationship or interest have been disclosed to or are known by the Trustees not having any such relationship or interest and the contract involved is approved in good faith reasonably justified by such facts by a majority of such Trustees not having any such relationship or interest (even though such unrelated or disinterested Trustees are less than a quorum of all of the Trustees), or (2) the specific contract involved is fair to the Trust as of the time it is authorized, approved or ratified by the Trustees or by the Shareholders.

    Section 3.4 PAYMENT OF TRUST EXPENSES AND COMPENSATION OF TRUSTEES. The Trustees are authorized to pay or to cause to be paid out of the principal or income of the Trust, or partly out of principal and partly out of income, and to charge or allocate the same to, between or among such one or more of the Series that may be established and designated pursuant to Article IV, as the Trustees deem fair, all expenses, fees, charges, taxes and liabilities incurred or arising in connection with the Trust, or in connection with the management thereof, including, but not limited to, the Trustees' compensation and such expenses and charges for the services of the Trust's officers, employees, investment adviser, administrator, distributor, principal underwriter, auditor, counsel, depository, custodian, transfer agent, dividend disbursing agent, accounting agent, Shareholder servicing agent, and such other agents, consultants, and independent contractors and such other expenses and charges as the Trustees may deem necessary or proper to incur.
Without limiting the generality of any other provision hereof, the Trustees shall be entitled to reasonable compensation from the Trust for their services as Trustees and may fix the amount of such compensation.

    Section 3.5 OWNERSHIP OF ASSETS OF THE TRUST. Title to all of the assets of the Trust shall at all times be considered as vested in the Trustees.

                                   ARTICLE IV

                                     SHARES

    Section 4.1 DESCRIPTION OF SHARES. The beneficial interest in the Trust shall be divided into Shares, all without par value, but the Trustees shall have the authority from time to time to divide the Shares into two or more Series of Shares, as they deem necessary or desirable, to establish and designate such Series, and to fix and determine the relative rights and preferences as between the different Series of Shares as to right of redemption and the price, terms and manner of redemption, special and relative rights as to dividends and other distributions and on liquidation, sinking or purchase fund provisions, conversion rights, and conditions under which the several Series shall have separate voting rights or no voting rights. Except as aforesaid all Shares of the different Series shall be identical.

    The Shares of each Series may be issued or reissued from time to time in one or more classes ("Classes"), as determined by the Board of Trustees pursuant to resolution. Each Class shall be appropriately designated, prior to the issuance of any shares thereof, by some distinguishing letter, number or title. All Shares within a Class shall be alike in every particular. All Shares of each Series shall be of equal rank and have the same powers, preferences and rights, and shall be subject to the same qualifications, limitations and restrictions without distinction between the shares of different Classes thereof, except with respect to such differences among such Classes, as the Board of Trustees shall from time to time determine to be necessary or desirable, including differences in the rate or rates of dividends or distributions. The Board of Trustees may from time to time increase the number of Shares allocated to any Class already created by providing that any unissued Shares of the applicable Series shall constitute part of such Class, or may decrease the number of Shares allocated to any Class already created by providing that any unissued Shares previously assigned to such Class shall no longer constitute part thereof. The Board of Trustees is hereby empowered to classify or reclassify from time to time any unissued Shares of each Series by fixing or altering the terms thereof and by assigning such unissued shares to an existing or newly created Class.
Notwithstanding anything to the contrary in this paragraph the Board of Trustees is hereby empowered (i) to redesignate any issued Shares of any Series by assigning a distinguishing letter, number or title to such shares and (ii) to reclassify all or any part of the issued Shares of any Series to make them part of an existing or newly created Class.

    The number of authorized Shares and the number of Shares of each Series that may be issued is unlimited, and the Trustees may issue Shares of any Series for such consideration and on such terms as they may determine (or for no consideration if pursuant to a Share dividend or split-up), all without action or approval of the Shareholders. All Shares when so issued on the terms determined by the Trustees shall be fully paid and non-assessable (but may be subject to mandatory contribution back to the Trust as provided in subsection (g) of
Section 4.2). The Trustees may classify or reclassify any unissued Shares or any Shares previously issued and reacquired of any Series into one or more Series that may be established and designated from time to time. The Trustees may hold as treasury Shares (of the same or some other Series), reissue for such consideration and on such terms as they may determine, or cancel, at their discretion from time to time, any Shares of any Series reacquired by the Trust.

    The Trustees may from time to time close the transfer books or establish record dates and times for the purposes of determining the holders of Shares entitled to be treated as such, to the extent provided or referred to in Section 5.3.

    The establishment and designation of any Series of Shares in addition to that established and designated in Section 4.2, or of any Class of Shares, shall be effective upon the execution by a majority of the then Trustees of an instrument setting forth such establishment and designation and the relative rights and preferences of such Series or Class, or as otherwise provided in such instrument. At any time that there are no Shares outstanding of any particular Series or Class previously established and designated the Trustees may by an instrument executed by a majority of their number abolish that Series or Class and the establishment and designation thereof. Each instrument referred to in this paragraph shall have the status of an amendment to this Declaration of Trust.

    Any Trustee, officer or other agent of the Trust, and any organization in which any such person is interested may acquire, own, hold and dispose of Shares of any Series of the Trust to the same extent as if such person were not a Trustee, officer or other agent of the Trust; and the Trust may issue and sell or cause to be issued and sold and may purchase Shares of any Series from any such person or any such organization subject only to the general limitations, restrictions or other provisions applicable to the sale or purchase of Shares of such Series generally.

    Section 4.2 ESTABLISHMENT AND DESIGNATION OF SERIES. Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby
establish and designate one Series of Shares:  "           Fund".  The
Shares of this Series and any Shares of any further Series that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences:

    (a) ASSETS BELONGING TO SERIES. All consideration received by the Trust for the issue or sale of Shares of a particular Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to that Series for all purposes, subject only to the rights of creditors, and shall be so recorded upon the books of account of the Trust. Such consideration, assets, income, earnings, profits and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be, together with any General Items allocated to that Series as provided in the following sentence, are herein referred to as "assets belonging to" that Series. In the event that there are any assets, incomes, earnings, profits, and proceeds thereof, funds, or payments which are not readily identifiable as belonging to any particular Series (collectively "General Items"), the Trustees shall allocate such General Items to and among any one or more of the Series established and designated from time to time in such manner and on such basis as they, in their sole discretion, deem fair and equitable; and any General Items so allocated to a particular Series shall belong to that Series. Each such allocation by the Trustees shall be conclusive and binding upon the Shareholders of all Series for all purposes.

         The Trustees shall have full discretion, to the extent not inconsistent with the 1940 Act, to determine which items shall be treated as income and which items as capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders.


    (b) LIABILITIES BELONGING TO SERIES. The assets belonging to each particular Series shall be charged with the liabilities of the Trust in respect of that Series and all expenses, costs, charges and reserves attributable to that Series, and any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as belonging to any particular Series shall be allocated and charged by the Trustees to and among any one or more of the Series established and designated from time to time in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable. The liabilities, expenses, costs, charges and reserves allocated and so charged to a Series are herein referred to as "liabilities belonging to" that Series. Each allocation of liabilities, expenses, costs, charges and reserves by the Trustees shall be conclusive and binding upon the holders of all Series for all purposes.

    (c) DIVIDENDS. Dividends and distributions on Shares of a particular Series may be paid with such frequency as the Trustees may determine, which may be daily or otherwise pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Trustees may determine, to the holders of Shares of that Series, from such of the estimated income and capital gains, accrued or realized, from the assets belonging to that Series, as the Trustees may determine, after providing for actual and accrued liabilities belonging to that Series. All dividends and distributions on Shares of a particular Series shall be distributed pro rata to the holders of that Series in proportion to the number of Shares of that Series held by such holders at the date and time of record established for the payment of such dividends or distributions, except that in connection with any dividend or distribution program or procedure the Trustees may determine that no dividend or distribution shall be payable on Shares as to which the Shareholder's purchase order and/or payment have not been received by the time or times established by the Trustees under such program or procedure, and except that if Classes have been established for any Series, the rate of dividends or distributions may vary among such Classes pursuant to resolution, which may be a standing resolution, of the Board of Trustees. Such dividends and distributions may be made in cash or Shares or a combination thereof as determined by the Trustees or pursuant to any program that the Trustees may have in effect at the time for the election by each Shareholder of the mode of the making of such dividend or distribution to that Shareholder. Any such dividend or distribution paid in Shares will be paid at the net asset value thereof as determined in accordance with subsection
         (h) of Section 4.2.

         The Trust intends to qualify each Series as a "regulated investment company" under the Internal Revenue Code of 1986, as amended, or any successor or comparable statute thereto, and regulations promulgated thereunder. Inasmuch as the computation of net income and gains for federal income tax purposes may vary from the computation thereof on the books of the Trust, the Board of Trustees shall have the power, in its sole discretion, to distribute in any fiscal year as dividends, including dividends designated in whole or in part as capital gains distributions, amounts sufficient, in the opinion of the Board of Trustees, to enable each Series to qualify as a regulated investment company and to avoid liability of the Series for federal income tax in respect of that year. However, nothing in the foregoing shall limit the authority of the Board of Trustees to make distributions greater than or less than the amount necessary to qualify as a regulated investment company and to avoid liability of each Series for such tax.

    (d) LIQUIDATION. In event of the liquidation or dissolution of the Trust, the Shareholders of each Series that has been established and designated shall be entitled to receive, as a Series, when and as declared by the Trustees, the excess of the assets belonging to that Series over the liabilities belonging to that Series. The assets so distributable to the Shareholders of any particular Series shall be distributed among such Shareholders in proportion to the number of Shares of that Series held by them and recorded on the books of the Trust. The liquidation of any particular Series may be authorized by vote of a majority of the Trustees then in office subject to the approval of a majority of the outstanding voting Shares of that Series, as defined in the 1940 Act.

    (e) VOTING. All shares of all Series shall have "equal voting rights" as such term is defined in the Investment Company Act of 1940 and except as otherwise provided by that Act or rules, regulations or orders promulgated thereunder. On each matter submitted to a vote of the Shareholders, all Shares of all Series shall vote as a single class ("Single Class Voting"); provided, however, that (a) as to any matter with respect to which a separate vote of any Series is required by the 1940 Act or rules and regulations promulgated thereunder, or would be required under the Ohio General Corporation Law if the Trust were an Ohio corporation, such requirements as to a separate vote by that Series shall apply in lieu of Single Class Voting as described above; (b) in the event that the separate vote requirements referred to in (a) above apply with respect to one or more Series, then, subject to (c) below, the Shares of all other Series shall vote as a single class; and (c) as to any matter which does not affect the interest of a particular Series, only the holders of Shares of the one or more affected Series shall be entitled to vote.

    (f) REDEMPTION BY SHAREHOLDER. Each holder of Shares of a particular Series shall have the right at such times as may be permitted by the Trust, but no less frequently than once each week, to require the Trust to redeem all or any part of his Shares of that Series at a redemption price equal to the net asset value per Share of that Series next determined in accordance with subsection (h) of this Section 4.2 after the Shares are properly tendered for redemption. Payment of the redemption price shall be in cash; provided, however, that if the Trustees determine, which determination shall be conclusive, that conditions exist which make payment wholly in cash unwise or undesirable, the Trust may make payment wholly or partly in securities or other assets belonging to the Series of which the Shares being redeemed are part at the value of such securities or assets used in such determination of net asset value.

         Notwithstanding the foregoing, the Trust may postpone payment of the redemption price and may suspend the right of the holders of Shares of any Series to require the Trust to redeem Shares of that Series during any period or at any time when and to the extent permissible under the 1940 Act, and such redemption is conditioned upon the Trust having funds or property legally available therefor.

    (g) REDEMPTION BY TRUST. Each Share of each Series that has been established and designated is subject to redemption by the Trust at the redemption price which would be applicable if such Share was then being redeemed by the Shareholder pursuant to subsection (f) of this Section 4.2: (a) at any time, if the Trustees determine in their sole discretion that failure to so redeem may have materially adverse consequences to all or any of the holders of the Shares, or any Series thereof, of the Trust, or (b) upon such other conditions as may from time to time be determined by the Trustees and set forth in the then current Prospectus of the Trust with respect to maintenance of Shareholder accounts of a minimum amount. Upon such redemption the holders of the Shares so redeemed shall have no further right with respect thereto other than to receive payment of such redemption price.

    (h) NET ASSET VALUE. The net asset value per Share of any Series shall be the quotient obtained by dividing the value of the net assets of that Series (being the value of the assets belonging to that Series less the liabilities belonging to that Series) by the total number of Shares of that Series outstanding, all determined in accordance with the methods and procedures, including without limitation those with respect to rounding, established by the Trustees from time to time.

    (i) TRANSFER. All Shares of each particular Series shall be transferable, but transfers of Shares of a particular Series will be recorded on the Share transfer records of the Trust applicable to that Series only at such times as Shareholders shall have the right to require the Trust to redeem Shares of that Series and at such other times as may be permitted by the Trustees.

    (j) EQUALITY. All Shares of each particular Series shall represent an equal proportionate interest in the assets belonging to that Series (subject to the liabilities belonging to that Series), and each Share of any particular Series shall be equal to each other Share of that Series; but the provisions of this sentence shall not restrict any distinctions permissible under subsection (c) of this
         Section 4.2 that may exist with respect to dividends and distributions on Shares of the same Series. The Trustees may from time to time divide or combine the Shares of any particular Series into a greater or lesser number of Shares of that Series without thereby changing the proportionate beneficial interest in the assets belonging to that Series or in any way affecting the rights of Shares of any other Series.

    (k) FRACTIONS. Any fractional Share of any Series or Class, if any such fractional Share is outstanding, shall carry proportionately all the rights and obligations of a whole Share of that Series or Class, including with respect to voting, receipt of dividends and distributions, redemption of Shares, and liquidation of the Trust.

    (l) CONVERSION RIGHTS. Subject to compliance with the requirements of the 1940 Act, the Trustees shall have the authority to provide that holders of Shares of any Series shall have the right to convert said Shares into Shares of one or more other Series of Shares in accordance with such requirements and procedures as may be established by the Trustees.

    Section 4.3 OWNERSHIP OF SHARES. The ownership of Shares shall be recorded on the books of the Trust or of a transfer or similar agent for the Trust, which books shall be maintained separately for the Shares of each Series that has been established and designated. No certificates certifying the ownership of Shares need be issued except as the Trustees may otherwise determine from time to time. The Trustees may make such rules as they consider appropriate for the issuance of Share certificates, the use of facsimile signatures, the transfer of Shares and similar matters. The record books of the Trust as kept by the Trust or any transfer or similar agent, as the case may be, shall be conclusive as to who are the Shareholders and as to the number of Shares of each Series and Class held from time to time by each such Shareholder.

    Section 4.4 INVESTMENTS IN THE TRUST. The Trustees may accept investments in the Trust from such persons and on such terms and for such consideration, not inconsistent with the provisions of the 1940 Act, as they from time to time authorize. The Trustees may authorize any distributor, principal underwriter, custodian, transfer agent or other person to accept orders for the purchase of Shares that conform to such authorized terms and to reject any purchase orders for Shares whether or not conforming to such authorized terms.

    Section 4.5 NO PREEMPTIVE RIGHTS. Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust.

    Section 4.6 STATUS OF SHARES AND LIMITATION OF PERSONAL LIABILITY. Shares shall be deemed to be personal property giving only the rights provided in this instrument. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms hereof and to have become a party hereto. The death of a Shareholder during the continuance of the Trust shall not operate to terminate the Trust nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but only to the rights of said decedent under this Trust. Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares constitute the Shareholders as partners. Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any Shareholder, nor except as specifically provided herein to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay.

                                   ARTICLE V

                    SHAREHOLDERS' VOTING POWERS AND MEETINGS

    Section 5.1 VOTING POWERS. The Shareholders shall have power to vote only (i) for the election or removal of Trustees as provided in Section 3.1, (ii) with respect to any contract with a Contracting Party as provided in Section 3.3 as to which Shareholder approval is required by the 1940 Act, (iii) with respect to any termination or reorganization of the Trust or any Series to the extent and as provided in Sections 7.1 and 7.2, (iv) with respect to any amendment of this Declaration of Trust to the extent and as provided in Section 7.3, (v) to the same extent as the stockholders of an Ohio business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the Shareholders, and (vi) with respect to such additional matters relating to the Trust as may be required by the 1940 Act, this Declaration of Trust, the Bylaws or any registration of the Trust with the Commission (or any successor agency) or any state, or as the Trustees may consider necessary or desirable. There shall be no cumulative voting in the election of any Trustee or Trustees. Shares may be voted in person or by proxy. A proxy with respect to Shares held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger. Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, this Declaration of Trust or the Bylaws to be taken by Shareholders.

    Section 5.2 MEETINGS. Meetings (including meetings involving only the holders of Shares of one or more but less than all Series) of Shareholders may be called by the Trustees from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Shareholders as herein provided or upon any other matter deemed by the Trustees to be necessary or desirable. Written notice of any meeting of Shareholders shall be given or caused to be given by the Trustees by mailing such notice at least seven days before such meeting, postage prepaid, stating the time, place and purpose of the meeting, to each Shareholder at the Shareholder's address as it appears on the records of the Trust. The Trustees shall promptly call and give notice of a meeting of Shareholders for the purpose of voting upon removal of any Trustee of the Trust when requested to do so in writing by Shareholders holding not less than 10% of the Shares then outstanding. If the Trustees shall fail to call or give notice of any meeting of Shareholders (including a meeting involving only the holders of Shares of one or more but less than all Series) for a period of 30 days after written application by Shareholders holding at least 25% of the Shares then outstanding requesting a meeting be called for any other purpose requiring action by the Shareholders as provided herein or in the Bylaws, then Shareholders holding at least 25% of the Shares then outstanding may call and give notice of such meeting, and thereupon the meeting shall be held in the manner provided for herein in case of call thereof by the Trustees.

    Section 5.3 RECORD DATES. For the purpose of determining the Shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to participate in any dividend or distribution, or for the purpose of any other action, the Trustees may from time to time close the transfer books for such period, not exceeding 30 days (except at or in connection with the termination of the Trust), as the Trustees may determine; or without closing the transfer books the Trustees may fix a date and time not more than 60 days prior to the date of any meeting of Shareholders or other action as the date and time of record for the determination of Shareholders entitled to vote at such meeting or any adjournment thereof or to be treated as Shareholders of record for purposes of such other action, and any Shareholder who was a Shareholder at the date and time so fixed shall be entitled to vote at such meeting or any adjournment thereof or (subject to any provisions permissible under subsection (c) of Section 4.2 with respect to dividends or distributions on Shares that have not been ordered and/or paid for by the time or times established by the Trustees under the applicable dividend or distribution program or procedure then in effect) to be treated as a Shareholder of record for purposes of such other action, even though he has since that date and time disposed of his Shares, and no Shareholder becoming such after that date and time shall be so entitled to vote at such meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

    Section 5.4    QUORUM AND REQUIRED VOTE.  A majority of the
Shares entitled to vote shall be a quorum for the transaction of business at a Shareholders' meeting, but any lesser number shall be sufficient for adjournments. Any adjourned session or sessions may be held, within a reasonable time after the date set for the original meeting without the necessity of further notice. A majority of the Shares voted, at a meeting of which a quorum is present, shall decide any questions and a plurality shall elect a Trustee, except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or by this Declaration of Trust or the Bylaws.

    Section 5.5 ACTION BY WRITTEN CONSENT. Subject to the provisions of the 1940 Act and other applicable law, any action taken by Shareholders may be taken without a meeting if a majority of Shareholders entitled to vote on the matter (or such other proportion thereof as shall be required by the 1940 Act or by any express provision of this Declaration of Trust or the Bylaws) consent to the action in writing and such written consents are filed with the records of the meetings of Shareholders. Such consent shall be treated for all purposes as a vote taken at a meeting of Shareholders.

    Section 5.6 INSPECTION OF RECORDS. The records of the Trust shall be open to inspection by Shareholders to the same extent as is permitted stockholders of an Ohio corporation under the Ohio General Corporation Law.

    Section 5.7 ADDITIONAL PROVISIONS. The Bylaws may include further provisions for Shareholders' votes and meetings and related matters not inconsistent with the provisions hereof.

                                   ARTICLE VI

                    LIMITATION OF LIABILITY; INDEMNIFICATION

    Section 6.1    TRUSTEES, SHAREHOLDERS, ETC. NOT PERSONALLY
LIABLE; NOTICE. All persons extending credit to, contracting with or having any claim against the Trust shall look only to the assets of the Trust for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust's officers, employees or agents, whether past, present or future, shall be personally liable therefor. Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only by or for the Trust or the Trustees and not personally. Nothing in this Declaration of Trust shall protect any Trustee or officer against any liability to the Trust or the Shareholders to which such Trustee or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or of such officer.

    Every note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officers or officer shall give notice that this Declaration of Trust is on file with the Secretary of the State of Ohio and shall recite to the effect that the same was executed or made by or on behalf of the Trust or by them as Trustees or Trustee or as officers or officer and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only upon the assets and property of the Trust, but the omission thereof shall not operate to bind any Trustees or Trustee or officers or officer or Shareholders or Shareholder individually.

    Section 6.2    TRUSTEE'S GOOD FAITH ACTION; EXPERT ADVICE; NO
BOND OR SURETY. The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee shall be liable for his own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. Subject to the foregoing, (a) the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, consultant, adviser, administrator, distributor or principal underwriter, custodian or transfer, dividend disbursing, Shareholder servicing or accounting agent of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee; (b) the Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice; and (c) in discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees by any officer appointed by them, any independent public accountant, and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of a Contracting Party appointed by the Trustees pursuant to Section 3.3. The Trustees as such shall not be required to give any bond or surety or any other security for the performance of their duties. Nothing stated herein is intended to detract from the protection accorded to Trustees by Ohio Revised Code Sections 1746.08 and 1701.59, as amended from time to time.

    Section 6.3 INDEMNIFICATION OF SHAREHOLDERS. In case any Shareholder or former Shareholder shall be charged or held to be personally liable for any obligation or liability of the Trust solely by reason of being or having been a Shareholder and not because of such Shareholder's acts or omissions or for some other reason, the Trust (upon proper and timely request by the Shareholder) shall assume the defense against such charge and satisfy any judgment thereon, and the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the Trust estate to be held harmless from and indemnified against all loss and expense arising from such liability.

    Section 6.4    INDEMNIFICATION OF TRUSTEES, OFFICERS, ETC.
Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its Trustees and officers, including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person") against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

    Section 6.5 ADVANCES OF EXPENSES. The Trust shall advance attorneys' fees or other expenses incurred by a Covered Person in defending a proceeding to the full extent permitted by the Securities Act of 1933, as amended, the 1940 Act, and Ohio Revised Code Chapter 1707, as amended. In the event any of these laws conflict with Ohio Revised Code Section 1701.13(E), as amended, these laws, and not Ohio Revised Code Section 1701.13(E), shall govern.

    Section 6.6 INDEMNIFICATION NOT EXCLUSIVE, ETC. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, "Covered Person" shall include such person's heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

    Section 6.7 LIABILITY OF THIRD PERSONS DEALING WITH TRUSTEES. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.


                                  ARTICLE VII

                                 MISCELLANEOUS

    Section 7.1 DURATION AND TERMINATION OF TRUST. Unless terminated as provided herein, the Trust shall continue without limitation of time. The Trust may be terminated at any time by a majority of the Trustees then in office subject to a favorable vote of a majority of the outstanding voting Shares, as defined in the 1940 Act, of each Series voting separately by Series.

    Upon termination, after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated as may be determined by the Trustees, the Trust shall in accordance with such procedures as the Trustees consider appropriate reduce the remaining assets to distributable form in cash, securities or other property, or any combination thereof, and distribute the proceeds to the Shareholders, in conformity with the provisions of subsection (d) of Section 4.2.

    Section 7.2 REORGANIZATION. The Trustees may sell, convey and transfer the assets of the Trust, or the assets belonging to any one or more Series, to another trust, partnership, association or corporation organized under the laws of any state of the United States, or to the Trust to be held as assets belonging to another Series of the Trust, in exchange for cash, shares or other securities (including, in the case of a transfer to another Series of the Trust, Shares of such other Series) with such transfer being made subject to, or with the assumption by the transferee of, the liabilities belonging to each Series the assets of which are so transferred; provided, however, that if shareholder approval is required by the 1940 Act, no assets belonging to any particular Series shall be so transferred unless the terms of such transfer shall have first been approved at a meeting called for the purpose by the affirmative vote of the holders of a majority of the outstanding voting Shares, as defined in the 1940 Act, of that Series. Following such transfer, the Trustees shall distribute such cash, shares or other securities (giving due effect to the assets and liabilities belonging to and any other differences among the various Series the assets belonging to which have so been transferred) among the Shareholders of the Series the assets belonging to which have been so transferred; and if all of the assets of the Trust have been so transferred, the Trust shall be terminated.

    Section 7.3    AMENDMENTS.  All rights granted to the
Shareholders under this Declaration of Trust are granted subject to the reservation of the right to amend this Declaration of Trust as herein provided, except that no amendment shall repeal the limitations on personal liability of any Shareholder or Trustee or repeal the prohibition of assessment upon the Shareholders without the express consent of each Shareholder or Trustee involved. Subject to the foregoing, the provisions of this Declaration of Trust (whether or not related to the rights of Shareholders) may be amended at any time by an instrument in writing signed by a majority of the then Trustees (or by an officer of the Trust pursuant to the vote of a majority of such Trustees), when authorized so to do by the vote in accordance with subsection (e) of Section 4.2 of Shareholders holding a majority of the Shares entitled to vote, except that amendments either (a) establishing and designating any new Series of Shares not established and designated in Section 4.2, or any Class or (b) having the purpose of changing the name of the Trust or the name of any Shares theretofore established and designated or of supplying any omission, curing any ambiguity or curing, correcting or supplementing any provision hereof which is internally inconsistent with any other provision hereof or which is defective or inconsistent with the 1940 Act or with the requirements of the Internal Revenue Code and applicable regulations for the Trust's obtaining the most favorable treatment thereunder available to regulated investment companies, shall not require authorization by Shareholder vote. Subject to the foregoing, any such amendment shall be effective as provided in the instrument containing the terms of such amendment or, if there is no provision therein with respect to effectiveness, upon the execution of such instrument and of a certificate (which may be a part of such instrument) executed by a Trustee or officer of the Trust to the effect that such amendment has been duly adopted.

    Section 7.4 FILING OF COPIES; REFERENCES; HEADINGS. The original or a copy of this instrument and of each amendment hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. A copy of this instrument and of each amendment hereto shall be filed by the Trust with the Secretary of the State of Ohio, as well as any other governmental office where such filing may from time to time be required, but the failure to make any such filing shall not impair the effectiveness of this instrument or any such amendment. Anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to whether or not any such amendments have been made, as to the identities of the Trustees and officers, and as to any matters in connection with the Trust hereunder; and, with the same effect as if it were the original, may rely on a copy certified by an officer of the Trust to be a copy of this instrument or of any such amendments. In this instrument and in any such amendment, references to this instrument, and all expressions like "herein," "hereof" and "hereunder" shall be deemed to refer to this instrument as a whole as the same may be amended or affected by any such amendments. The masculine gender shall include the feminine and neuter genders. Headings are placed herein for convenience of reference only and shall not be taken as a part hereof or control or affect the meaning, construction or effect of this instrument. This instrument may be executed in any number of counterparts each of which shall be deemed an original.

    Section 7.5 APPLICABLE LAW. This Declaration of Trust is created under and is to be governed by and construed and administered according to the laws of the State of Ohio, including the Ohio General Corporation Law as the same may be amended from time to time, but the reference to said Corporation Law is not intended to give the Trust, the Trustees, the Shareholders or any other person any right, power, authority or responsibility available only to or in connection with an entity organized in corporate form. The Trust shall be of the type referred to in Section 1746.01 of the Ohio Revised Code, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

    IN WITNESS WHEREOF, the undersigned have hereunto set their hands for themselves and their assigns, as of the day and year first above written.


                                    /s/ John H. Alban, jr.
                                    John H. Alban, jr.


                                    /s/ John H. Alban, III
                                    John H. Alban, III


STATE OF TEXAS      )
                   )           ss:
COUNTY OF DALLAS)

    Before me, a Notary Public in and for said county and state, personally appeared the above named John H. Alban, jr. and John H. Alban, III, who acknowledged that they did sign the foregoing instrument and that the same is their free act and deed.

    IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal on this 4th day of January, 1996.


                                    /s/ Kelly M. Roberts
                                    Notary Public

My Commission Expires: March 16, 1996

                                     BYLAWS

                                       OF

                            PRAGMA INVESTMENT TRUST


                                   ARTICLE 1

                 Agreement and Declaration of Trust and Offices

    1.1 AGREEMENT AND DECLARATION OF TRUST. These Bylaws shall be subject to the Agreement and Declaration of Trust, as from time to time in effect (the "Declaration of Trust"), of PRAGMA Investment Trust, the Ohio business trust established by the Declaration of Trust (the "Trust").

    1.2 OFFICES. The Trust may maintain one or more other offices, including its principal office, in or outside of Ohio, in such cities as the Trustees may determine from time to time. Unless the Trustees otherwise determine, the principal office of the Trust shall be located in Cincinnati, Ohio.

                                   ARTICLE 2

                              Meetings of Trustees

    2.1 REGULAR MEETINGS. Regular meetings of the Trustees may be held without call or notice at such places and at such times as the Trustees may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent Trustees. A regular meeting of the Trustees may be held without call or notice immediately after and at the same place as any meeting of the shareholders.

    2.2 SPECIAL MEETINGS. Special meetings of the Trustees may be held at any time and at any place designated in the call of the meeting when called by the Chairman of the Board or the Treasurer or by two or more Trustees, sufficient notice thereof being given to each Trustee by the Secretary or an Assistant Secretary or by the officer or the Trustees calling the meeting.

    2.3 NOTICE. It shall be sufficient notice to a Trustee of a special meeting to send notice by mail at least forty-eight hours or by telegram at least twenty-four hours before the meeting addressed to the Trustee at his or her usual or last known business or residence address or to give notice to him or her in person or by telephone at least twenty-four hours before the meeting. Notice of a meeting need not be given to any

Trustee if a written waiver of notice, executed by him or her before or after the meeting, is filed with the records of the meeting, or to any Trustee who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him or her. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

    2.4 QUORUM. At any meeting of the Trustees a majority of the Trustees then in office shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

    2.5 PARTICIPATION BY TELEPHONE. One or more of the Trustees or of any committee of the Trustees may participate in a meeting thereof by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting except as otherwise provided by the Investment Company Act of 1940.

    2.6 ACTION BY CONSENT. Any action required or permitted to be taken at any meeting of the Trustees or any committee thereof may be taken without a meeting, if a written consent of such action is signed by a majority of the Trustees then in office or a majority of the members of such committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Trustees or such committee.

                                   ARTICLE 3

                                    OFFICERS

    3.1 ENUMERATION; QUALIFICATION. The officers of the Trust shall be a Chairman of the Board, a President, a Treasurer, a Secretary and such other officers, including Vice Presidents, if any, as the Trustees from time to time may in their discretion elect. The Trust may also have such agents as the Trustees from time to time may in their discretion appoint. The Chairman of the Board of the Trust shall be a Trustee and may but need not be a shareholder; and any other officer may be but none need be a Trustee or shareholder. Any two or more offices may be held by the same person.

    3.2  ELECTION.  The Chairman of the Board, the President, the
Treasurer and the Secretary shall be elected annually by the Trustees. Other officers, if any, may be elected or appointed by the Trustees at any time. Vacancies in any office may be filled at any time.

    3.3 TENURE. The Chairman of the Board, the President, the Treasurer and the Secretary shall hold office for one year and until their respective successors are chosen and qualified, or in each case until he or she sooner dies, resigns, is removed or becomes disqualified. Each other officer shall hold office and each agent shall retain authority at the pleasure of the Trustees.

    3.4 POWERS. Subject to the other provisions of these Bylaws, each officer shall have, in addition to the duties and powers herein and in the Declaration of Trust set forth, such duties and powers as are commonly incident to the office occupied by him or her as if the

Trust were organized as an Ohio business corporation and such other duties and powers as the Trustees may from time to time designate.

    3.5 CHAIRMAN OF THE BOARD AND PRESIDENT. Unless the Trustees otherwise provide, the Chairman of the Board, or in the absence of the Chairman of the Board, the President, or in the absence of the President, any other Trustee chosen by the Trustees, shall preside at all meetings of the shareholders and of the Trustees. The Chairman of the Board shall be the chief executive officer of the Trust.

    3.6 TREASURER. The Treasurer shall be the chief financial and accounting officer of the Trust, and shall, subject to the provisions of the Declaration of Trust and to any arrangement made by the Trustees with a custodian, investment adviser or manager, or transfer, shareholder servicing or similar agent, be in charge of the valuable papers, books of account and accounting records of the Trust, and shall have such other duties and powers as may be designated from time to time by the Trustees or by the Chairman of the Board.

    3.7 SECRETARY. The Secretary shall record all proceedings of the shareholders and the Trustees in books to be kept therefor, which books or a copy thereof shall be kept at the principal office of the Trust. In the absence of the Secretary from any meeting of the shareholders or Trustees, an assistant secretary, or if there be none or if he or she is absent, a temporary secretary chosen at such meeting shall record the proceedings thereof in the aforesaid books.

    3.8 RESIGNATIONS AND REMOVALS. Any Trustee or officer may resign at any time by written instrument signed by him or her and delivered to the Chairman of the Board or the Secretary or to a meeting of the Trustees. Such resignation shall be effective upon receipt unless specified to be effective at some other time. The Trustees may remove any officer elected by them with or without cause. Except to the extent expressly provided in a written agreement with the Trust, no Trustee or officer resigning and no officer removed shall have any right to any compensation for any period following his or her resignation or removal, or any right to damages on account of such removal.

                                   ARTICLE 4

                                   COMMITTEES

    4.1 GENERAL. The Trustees, by vote of a majority of the Trustees then in office, may elect from their number an Executive Committee or other committees and may delegate thereto some or all of their powers except those which by law, by the Declaration of Trust, or by these Bylaws may not be delegated. Except as the Trustees may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Trustees or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Trustees themselves. All members of such committees shall hold such offices at the pleasure of the Trustees. The Trustees may abolish any such committee at any time. Any committee to which the Trustees delegate any of their powers or duties shall keep records of its meetings and shall report its action to the Trustees. The Trustees shall have power to rescind any action of any committee, but no such rescission shall have retroactive effect.

                                   ARTICLE 5

                                    REPORTS

    5.1 GENERAL. The Trustees and officers shall render reports at the time and in the manner required by the Declaration of Trust or any applicable law. Officers and committees shall render such additional reports as they may deem desirable or as may from time to time be required by the Trustees.

                                   ARTICLE 6

                                  FISCAL YEAR

    6.1 GENERAL. The fiscal year of the Trust shall be fixed, and shall be subject to change by the Trustees.

                                   ARTICLE 7

                                      SEAL

    7.1 GENERAL. If required by applicable law, the seal of the Trust shall consist of a flat-faced die with the word "Ohio", together with the name of the Trust and the year of its organization cut or engraved thereon, but, unless otherwise required by the Trustees, the seal shall not be necessary to be placed on, and its absence shall not impair the validity of, any document, instrument or other paper executed and delivered by or on behalf of the Trust.

                                   ARTICLE 8

                              EXECUTION OF PAPERS

    8.1 GENERAL. Except as the Trustees may generally or in particular cases authorize the execution thereof in some other manner, all deeds, leases, contracts, notes and other obligations made by the Trustees shall be signed by the Chairman of the Board, the President, any Vice President, the Secretary or the Treasurer and need not bear the seal of the Trust, but shall state the substance of or make reference to the provisions of Section 6.1 of the Declaration of Trust.

                                   ARTICLE 9

                         ISSUANCE OF SHARE CERTIFICATES

    9.1 SHARE CERTIFICATES. In lieu of issuing certificates for shares, the Trustees or the transfer agent may either issue receipts therefor or may keep accounts upon the books of the Trust for the record holders of such shares, who shall in either case be deemed, for all purposes hereunder, to be the holders of certificates for such shares as if they had accepted such certificates and shall be held to have expressly assented and agreed to the terms hereof.

         The Trustees may at any time authorize the issuance of share certificates. In that event, each shareholder shall be entitled to a certificate stating the number of shares owned by him, in such form as shall be prescribed from time to time by the Trustees. Such certificate shall be signed by the Chairman of the Board or the

President and by the Treasurer or Assistant Treasurer. Such signatures may be facsimiles if the certificate is signed by a transfer agent, or by a registrar, other than a Trustee, officer or employee of the Trust. In case any officer who has signed or whose facsimile signature has been placed on such certificate shall cease to be such officer before such certificate is issued, it may be issued by the Trust with the same effect as if he were such officer at the time of its issue.

    9.2 LOSS OF CERTIFICATES. In case of the alleged loss or destruction or the mutilation of a share certificate, a duplicate certificate may be issued in place thereof, upon such terms as the Trustees shall prescribe.

    9.3 ISSUANCE OF NEW CERTIFICATE TO PLEDGEE. In the event certificates have been issued, a pledgee of shares transferred as collateral security shall be entitled to a new certificate if the instrument of transfer substantially describes the debt or duty that is intended to be secured thereby. Such new certificate shall express on its face that it is held as collateral security, and the name of the pledgor shall be stated thereon, who alone shall be liable as a shareholder, and entitled to vote thereon.

    9.4 DISCONTINUANCE OF ISSUANCE OF CERTIFICATES. The Trustees may at any time discontinue the issuance of share certificates and may, by written notice to each shareholder, require the surrender of share certificates to the Trust for cancellation. Such surrender and cancellation shall not affect the ownership of shares in the Trust.

                                   ARTICLE 10

                                   CUSTODIAN

    10.1 GENERAL. The Trust shall at all times employ a bank or trust company having a capital, surplus and undivided profits of at least Five Hundred Thousand ($500,000) Dollars as Custodian of the capital assets of the Trust. The Custodian shall be compensated for its services by the Trust and upon such basis as shall be agreed upon from time to time between the Trust and the Custodian.

                                   ARTICLE 11

                      DEALINGS WITH TRUSTEES AND OFFICERS

    11.1 GENERAL. Any Trustee, officer or other agent of the Trust may acquire, own and dispose of shares of the Trust to the same extent as if he were not a Trustee, officer or agent; and the Trustees may accept subscriptions to shares or repurchase shares from any firm or company in which he is interested.

                                   ARTICLE 12

                                  Shareholders

    12.1 MEETINGS. A meeting of the shareholders of the Trust shall be held whenever called by the Trustees, whenever election of a Trustee or Trustees by shareholders is required by the provisions of
Section 16(a) of the Investment Company Act of 1940 for that purpose or whenever otherwise required pursuant to the Declaration of Trust.

Any meeting shall be held on such day and at such time as the Chairman of the Board or the Trustees may fix in the notice of the meeting.

    12.2 RECORD DATES. For the purpose of determining the shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a time, which shall be not more than 60 days before the date of any meeting of shareholders or the date for the payment of any dividend or of any other distribution, as the record date for determining the shareholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution, and in such case, only shareholders of record on such record date shall have such right, notwithstanding any transfer of shares on the books of the Trust after the record date; or without fixing such record date the Trustees may for any such purposes close the register or transfer books for all or any part of such period.

                                   ARTICLE 13

                            AMENDMENTS TO THE BYLAWS

    13.1 GENERAL. These Bylaws may be amended or repealed, in whole or in part, by a majority of the Trustees then in office at any meeting of the Trustees, or by one or more writings signed by such a majority.

                         INVESTMENT ADVISORY AGREEMENT

    AGREEMENT made this       day of           , 1996, by and between
PRAGMA INVESTMENT TRUST (the "Trust"), an unincorporated business trust organized under the laws of the State of Ohio, and PRAGMA, INC. (the "Adviser"), a corporation organized under the laws of the State of Texas.

                                  WITNESSETH:

    WHEREAS, the Trust is engaged in business as an open-end management investment company and is so registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

    WHEREAS, the Trust currently consists of one series portfolio, the PRAGMA Providence Fund (the "Fund"), and the Trustees have the power to create additional series;

    WHEREAS, the Adviser is engaged in the business of rendering investment advisory and management services and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended; and

    WHEREAS, the Trust desires to retain the Adviser to furnish investment advisory services to the Trust and the Fund and the Adviser is willing to furnish such services to the Trust and the Fund;

    NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

    1.   APPOINTMENT OF ADVISER.  The Trust hereby appoints the
Adviser to act as investment manager of the Fund for the period and on the terms herein set forth. The Adviser accepts such appointment and agrees to render the services herein set forth, for the compensation herein provided.

    2. INVESTMENT ADVISORY SERVICES. The Adviser shall supervise the investments of the Fund. In such capacity, the Adviser shall maintain a continuous investment program for the Fund, determine what securities shall be purchased or sold by the fund, secure and evaluate such information as it deems proper and take whatever action is necessary or convenient to perform its functions, including the placing of purchase and sale orders.

    The Adviser shall also provide or arrange for and supervise the provision by third parties to the Fund of custody, transfer agency, administrative, accounting, legal, audit and similar services.

    In executing portfolio transactions and selecting brokers or dealers, the Adviser will use its best efforts to seek on behalf of the Fund the best overall terms available. In assessing the best overall terms available for any transaction, the Adviser shall consider all factors it deems relevant, including the breadth of the market in the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any (for the specific transaction and on a continuing basis). In evaluating the best overall terms available and in selecting the broker or dealer to execute a particular transaction, the Adviser may also consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended) provided by such broker or dealer to the Fund or other accounts over which the Adviser or any affiliate of the Adviser exercised investment discretion. The Adviser may cause the Fund to pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for the Fund which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if, but only if, the Adviser determines in good faith that such commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or in terms of all of the accounts over which the Adviser or any affiliate of the Adviser exercises investment discretion.

    3. COMPLIANCE WITH LAWS. All functions undertaken by the Adviser hereunder shall at all times conform to, and be in accordance with, any requirements imposed by: (1) the 1940 Act, and any rules and regulations promulgated thereunder; (2) any other applicable provisions of law; (3) the Declaration of Trust of the Trust as amended from time to time; (4) the Bylaws of the Trust as amended from time to time; and (5) the registration statements of the Trust as amended from time to time, filed under the Securities Act of 1933, as amended and the 1940 Act.

    4. BOARD SUPERVISION. All of the functions undertaken by the Adviser hereunder shall at all times be subject to the direction of the Board of Trustees of the Trust, or any committee thereof or officers of the Trust acting under the authority of the Board of Trustees.

    5. PAYMENT OF EXPENSES. The Adviser will pay all of the expenses of the Fund (including the fees and charges of third-party service providers engaged pursuant to paragraph (2) above) except the following: interest; taxes; brokerage commissions; extraordinary expenses; and the fees and expenses, including ordinary counsel fees, of those Trustees who are not "interested persons" as defined in the 1940 Act (hereinafter referred to as the "Independent Trustees"). The Adviser will provide the Trust with such facilities and personnel as may, from time to time, be required to carry on the business of the Fund including but not limited to office space, office furniture, fixtures and equipment, office supplies, computer hardware and software and salaried and hourly paid personnel. The Adviser may at its expense employ others to provide all or any part of such facilities and personnel.

    6. ACCOUNT FEES. The Trust, by resolution of the Board of Trustees, including a majority of the Independent Trustees, may from time to time authorize the imposition of a fee as a direct charge against shareholder accounts of the Fund, such fee to be retained by the Trust or to be paid to the Adviser to defray expenses which would otherwise be paid by the Adviser in accordance with the provisions of paragraph 5 of this Agreement. At least sixty (60) days' prior written notice of the intent to impose such fee must be given to the shareholders of the Fund.

    7. COMPENSATION OF ADVISER. (a) As full compensation for the services and such facilities as may from time to time be furnished by the Adviser under this Agreement, the Fund agrees to pay to the Adviser a fee at the annual rate of 1.50% of the Fund's average daily net asset value less the accrued fees and expenses, including ordinary counsel fees, of the Independent Trustees of the Trust. Such fee shall be accrued daily and payable monthly. For purposes of calculating such fee, such net asset value shall be determined by taking the average of all determinations of net asset value made in the manner provided in the Fund's current Prospectus and Statement of Additional Information.

    (b) For any period less than a full month during which this Agreement is in effect the compensation payable to the Adviser hereunder shall be prorated according to the proportion which such period bears to a full month.

    (c) The Adviser agrees that if total expenses of the Fund for any fiscal year exceed the permissible limits applicable to the Fund in any state in which the Fund's shares are then qualified for sale, the compensation due the Adviser for such fiscal year shall be reduced by the amount of such excess by a reduction or refund thereof at the time such compensation is payable after the end of each calendar month during such fiscal year of the Fund, subject to readjustment during the Fund's fiscal year.

    8. LIMITATION OF LIABILITY OF ADVISER. The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with any investment policy or the purchase, sale, or retention of any investment on the recommendation of the Adviser; provided, however, that nothing herein contained shall be construed to protect the Adviser against any liability to the Fund by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under this Agreement.

    9. TERM AND TERMINATION. (a) This Agreement shall become effective on the date hereof. Unless terminated as herein provided, this Agreement shall remain in full force and effect for two years from the date hereof and shall continue in full force and effect for successive periods of one year thereafter, but only so long as each such continuance is approved (i) by either the Trustees of the Trust or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, and, in either event, (ii) by vote of a majority of the Trustees of the Trust who are not parties to this Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.

    (b) This Agreement may be terminated at any time without the payment of any penalty by vote of the Trustees of the Trust or by vote of the holders of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund or by the Adviser, on sixty days' written notice to the other party.

    (c) This Agreement shall automatically and immediately terminate in the event of its assignment (as defined in the 1940 Act).

    10. LIMITATION OF LIABILITY OF TRUSTEES AND SHAREHOLDERS. A copy of the Declaration of Trust of the Trust is on file with the Secretary of State of the State of Ohio and notice is hereby given that this Agreement is executed on behalf of the Trustees of the Trust as trustees and not individually and that the obligations of this instrument are not binding upon the Trustees or holders of shares of the Trust individually but are binding only upon the assets and property of the Trust.

    11. USE OF NAME. The name "PRAGMA" is a property right of the Adviser and may be used by the Adviser in other connections and for other purposes, including in the name of other investment companies. The Fund will discontinue any use of the name "PRAGMA" if the Adviser ceases to be employed as the Fund's investment manager.


    IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

                                       PRAGMA INVESTMENT TRUST
ATTEST:

____________________
                                       By:___________________________
                                          President



                                       PRAGMA, INC.
ATTEST:

____________________
                                       By:___________________________
                                          President

                             CUSTODY AGREEMENT


    This AGREEMENT, dated as of ________, 1996, by and between PRAGMA INVESTMENT TRUST (the "Trust"), a business trust organized under the laws of the State of Ohio, acting with respect to the PRAGMA PROVIDENCE FUND (the "Fund"), a series of the Trust operated and administered by the Trust, PRAGMA, INC. ("PRAGMA"), a corporation organized under the laws of the State of Texas and STAR BANK, N.A. (the "Custodian"), a national banking association.

                            W I T N E S S E T H:

    WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

    WHEREAS, PRAGMA is registered as an investment adviser under the Investment Advisers Act of 1940 and provides advisory services to the Trust pursuant to an Investment Advisory Agreement; and
    WHEREAS, under the Investment Advisory Agreement, PRAGMA is responsible for retaining and compensating agents to provide non-advisory services to the Trust; and

    WHEREAS, PRAGMA and the Trust desire that the Fund's
Securities and cash be held and administered by the Custodian pursuant to this Agreement; and

    WHEREAS, the Custodian represents that it is a bank having the qualifications prescribed in Section 26(a)(i) of the 1940 Act;

    NOW, THEREFORE, in consideration of the mutual agreements herein made, the Trust, PRAGMA and the Custodian hereby agree as follows:

                                  ARTICLE I

                                 DEFINITIONS

    Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

    1.1 "Authorized Person" means any Officer or other person duly authorized by resolution of the Board of Trustees to give Oral Instructions and Written Instructions on behalf of the Fund and named in Exhibit A hereto or in such resolutions of the Board of Trustees, certified by an Officer, as may be received by the Custodian from time to time.

    1.2 "Board of Trustees" shall mean the Trustees from time to time serving under the Trust's Agreement and Declaration of Trust, as from time to time amended.

    1.3 "Book-Entry System" shall mean a federal book-entry system as provided in Subpart O of Treasury Circular No. 300, 31 CFR 306, in Subpart B of 31 CFR Part 350, or in such book-entry regulations of federal agencies as are substantially in the form of such Subpart O.

    1.4 "Business Day" shall mean any day recognized as a settlement day by The New York Stock Exchange, Inc. and any other day for which the Trust computes the net asset value of Shares of the Fund.

    1.5  "NASD"  shall mean The National Association of
Securities Dealers, Inc.

    1.6 "Officer" shall mean the Chairman of the Board, the President, any Vice President, the Secretary, any Assistant
Secretary, the Treasurer, or any Assistant Treasurer of the Trust.

    1.7 "Oral Instructions" shall mean instructions orally transmitted to and accepted by the Custodian because such instructions are: (i) reasonably believed by the Custodian to have been given by an Authorized Person, (ii) recorded and kept among the records of the Custodian made in the ordinary course of business and (iii) orally confirmed by the Custodian. The Trust shall cause all Oral Instructions to be confirmed by Written Instructions prior to the end of the next Business Day. If such Written Instructions confirming Oral Instructions are not received by the Custodian prior to a transaction, it shall in no way affect the validity of the transaction or the authorization thereof by the Trust. If Oral Instructions vary from the Written Instructions which purport to confirm them, the Custodian shall notify the Trust of such variance but such Oral Instructions will govern unless the Custodian has not yet acted.

    1.8 "Fund Custody Account" shall mean the account in the name of the Trust, which is provided for in Section 3.2 below.

    1.9  "Proper Instructions" shall mean Oral Instructions or
Written Instructions.  Proper Instructions may be continuing
Written Instructions when deemed appropriate by both parties.

    1.10 "Securities Depository" shall mean The Depository Trust Company and (provided that Custodian shall have received a copy of a resolution of the Board of Trustees, certified by an Officer, specifically approving the use of such clearing agency as a depository for the Fund) any other clearing agency registered with the Securities and Exchange Commission under Section 17A of the Securities and Exchange Act of 1934, as amended (the "1934 Act"), which acts as a system for the central handling of Securities where all Securities of any particular class or series of an issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of the Securities.

    1.11 "Securities" shall include, without limitation, common and preferred stocks, bonds, call options, put options, debentures, notes, bank certificates of deposit, bankers' acceptances, mortgage-backed securities or other obligations, and any certificates, receipts, warrants or other instruments or documents representing rights to receive, purchase or subscribe for the same, or evidencing or representing any other rights or interests therein, or any similar property or assets that the Custodian has the facilities to clear and to service.

    1.12 "Shares" shall mean the units of beneficial interest issued by the Trust on account of the Fund.

    1.13 "Written Instructions" shall mean (i) written communications actually received by the Custodian and signed by an Authorized Person, or (ii) communications by telex or any other such system from one or more persons reasonably believed by the Custodian to be Authorized Persons, or (iii) communications between electro-mechanical or electronic devices provided that the use of such devices and the procedures for the use thereof shall have been approved by resolutions of the Board of Trustees, a copy of which, certified by an Officer, shall have been delivered to the Custodian.

                                 ARTICLE II

                          APPOINTMENT OF CUSTODIAN

    2.1  Appointment.          The Trust and PRAGMA hereby
constitute and appoint the Custodian as custodian of all Securities and cash owned by or in the possession of the Fund at any time during the period of this Agreement.

    2.2 Acceptance. The Custodian hereby accepts appointment as such custodian and agrees to perform the duties thereof as hereinafter set forth.

    2.3 Documents to be Furnished. The following documents, including any amendments thereto, will be provided contemporaneously with the execution of the Agreement to the Custodian by the Trust:

         a. A copy of the Declaration of Trust of the Trust certified by the Secretary;

         b. A copy of the Bylaws of the Trust certified by the Secretary;

         c. A copy of the resolution of the Board of Trustees of the Trust appointing the Custodian, certified by the Secretary;

         d.   A copy of the then current Prospectus of the Fund;
              and

         e. A certification of the President and Secretary of the Trust setting forth the names and signatures of the current Officers of the Trust and other
              Authorized Persons.

    2.4  Notice of Appointment of Dividend and Transfer Agent.
The Trust and PRAGMA agree to notify the Custodian in writing of the appointment, termination or change in appointment of any Dividend and Transfer Agent of the Fund.

                                 ARTICLE III

                       CUSTODY OF CASH AND SECURITIES

    3.1 Segregation. All Securities and non-cash property held by the Custodian for the account of the Fund (other than Securities maintained in a Securities Depository or Book-Entry System) shall be physically segregated from other Securities and non-cash property in the possession of the Custodian and shall be identified as subject to this Agreement.

    3.2 Fund Custody Account. The Custodian shall open and maintain in its trust department a custody account in the name of the Trust coupled with the name of the Fund, subject only to draft or order of the Custodian, in which the Custodian shall enter and carry all Securities, cash and other assets of the Fund which are delivered to it.

    3.3 Appointment of Agents. In its discretion, the Custodian may appoint, and at any time remove, any domestic bank or trust company, which has been approved by the Board of Trustees and is qualified to act as custodian under the 1940 Act, as sub-custodian to hold Securities and cash of the Fund and to carry out such other provisions of this Agreement as it may determine, provided, however, that the appointment of any such agents and maintenance of any Securities and cash of the Fund shall be at the Custodian's expense and shall not relieve the Custodian of any of its obligations or liabilities under this Agreement.

    3.4 Delivery of Assets to Custodian. The Trust shall deliver, or cause to be delivered, to the Custodian all of the Fund's Securities, cash and other assets, including (a) all payments of income, payments of principal and capital distributions received by the Fund with respect to such Securities, cash or other assets owned by the Fund at any time during the period of this Agreement, and (b) all cash received by the Fund for the issuance, at any time during such period, of Shares. The Custodian shall not be responsible for such Securities, cash or other assets until actually received by it.

    3.5  Securities Depositories and Book-Entry Systems.  The
Custodian may deposit and/or maintain Securities of the Fund in a Securities Depository or in a Book-Entry System, subject to the following provisions:

    (a) Prior to a deposit of Securities of the Fund in any Securities Depository or Book-Entry System, the Trust shall deliver to the Custodian a resolution of the Board of Trustees, certified by an Officer, authorizing and instructing the Custodian on an on-going basis to deposit in such Securities Depository or Book-Entry System all Securities eligible for deposit therein and to make use of such Securities Depository or Book-Entry System to the extent possible and practical in connection with its performance hereunder, including, without limitation, in connection with settlements of purchases and sales of Securities, loans of Securities, and deliveries and returns of collateral consisting of Securities.

    (b) Securities of the Fund kept in a Book-Entry System or Securities Depository shall be kept in an account ("Depository Account") of the Custodian in such Book-Entry System or Securities Depository which includes only assets held by the Custodian as a fiduciary, custodian or otherwise for customers.

    (c) The records of the Custodian with respect to Securities of the Fund maintained in a Book-Entry System or Securities Depository shall, by book-entry, identify such Securities as belonging to the Fund.

    (d) If Securities purchased by the Fund are to be held in a Book-Entry System or Securities Depository, the Custodian shall pay for such Securities upon (i) receipt of advice from the Book-Entry System or Securities Depository that such Securities have been transferred to the Depository Account, and (ii) the making of an entry on the records of the Custodian to reflect such payment and transfer for the account of the Fund. If Securities sold by the Fund are held in a Book-Entry System or Securities Depository, the Custodian shall transfer such Securities upon (i) receipt of advice from the Book-Entry System or Securities Depository that payment for such Securities has been transferred to the Depository Account, and (ii) the making of an entry on the records of the Custodian to reflect such transfer and payment for the account of the Fund.

    (e) The Custodian shall provide the Trust with copies of any report (obtained by the Custodian from a Book-Entry System or Securities Depository in which Securities of the Fund are kept) on the internal accounting controls and procedures for safeguarding Securities deposited in such Book-Entry System or Securities Depository.

    (f) Anything to the contrary in this Agreement notwithstanding, the Custodian shall be liable to the Trust for any loss or damage to the Fund resulting (i) from the use of a Book-Entry System or Securities Depository by reason of any negligence or willful misconduct on the part of Custodian or any Sub-Custodian appointed pursuant to Section 3.3 above or any of its or their employees, or (ii) from failure of Custodian or any such Sub-Custodian to enforce effectively such rights as it may have against a Book-Entry System or Securities Depository. At its election, the Trust shall be subrogated to the rights of the Custodian with respect to any claim against a Book-Entry System or Securities Depository or any other person from any loss or damage to the Fund arising from the use of such Book-Entry System or Securities Depository, if and to the extent that the Fund has not been made whole for any such loss or damage.

    3.6 Disbursement of Moneys from Fund Custody Account. Upon receipt of Proper Instructions, the Custodian shall disburse moneys from the Fund Custody Account but only in the following cases:

    (a) For the purchase of Securities for the Fund but only in accordance with Section 4.1 of this Agreement and only
         (i) in the case of Securities (other than options on Securities, futures contracts and options on futures contracts), against the delivery to the Custodian (or any Sub-Custodian appointed pursuant to Section 3.3 above) of such Securities registered as provided in
         Section 3.9 below or in proper form for transfer, or if the purchase of such Securities is effected through a Book-Entry System or Securities Depository, in accordance with the conditions set forth in Section 3.5 above; (ii) in the case of options on Securities, against delivery to the Custodian (or such Sub-Custodian) of such receipts as are required by the customs prevailing among dealers in such options; (iii) in the case of futures contracts and options on futures contracts, against delivery to the Custodian (or such Sub-Custodian) of evidence of title thereto in favor of the Fund or any nominee referred to in Section 3.9 below; and (iv) in the case of repurchase or reverse repurchase agreements entered into between the Trust and a bank which is a member of the Federal Reserve System or between the Trust and a primary dealer in U.S. Government securities, against delivery of the purchased Securities either in certificate form or through an entry crediting the Custodian's account at a Book-Entry System or Securities Depository with such Securities;

    (b) In connection with the conversion, exchange or surrender, as set forth in Section 3.7(f) below, of Securities owned by the Fund;

    (c) For the payment of any dividends or capital gain distributions declared by the Fund;

    (d) In payment of the redemption price of Shares as provided in Section 5.1 below;

    (e) For the payment of any expense or liability incurred by the Fund, including but not limited to the following payments for the account of the Fund: interest; taxes; investment advisory fees; trustee fees and expenses; and other operating expenses of the Fund; in all cases, whether or not such expenses are to be in whole or in part capitalized or treated as deferred expenses;

    (f) For transfer in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of the NASD, relating to compliance with rules of The Options Clearing Corporation and of any registered national securities exchange (or of any similar organization or organizations) regarding escrow or other arrangements in connection with transactions by the Fund;

    (g) For transfer in accordance with the provision of any agreement among the Trust, the Custodian, and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission and/or any contract market (or any similar organization or organizations) regarding account deposits in connection with transactions by the Fund;

    (h) For the funding of any uncertificated time deposit or other interest-bearing account with any banking institution (including the Custodian), which deposit or account has a term of one year or less; and

    (i) For any other proper purpose, but only upon receipt, in addition to Proper Instructions, of a copy of a resolution of the Board of Trustees, certified by an Officer, specifying the amount and purpose of such payment, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom such payment is to be made.

    3.7 Delivery of Securities from Fund Custody Account. Upon receipt of Proper Instructions, the Custodian shall release and deliver Securities from the Fund Custody Account but only in the following cases:

    (a) Upon the sale of Securities for the account of the Fund but only against receipt of payment therefor in cash, by certified or cashiers check or bank credit;

    (b)  In the case of a sale effected through a Book-Entry
         System or Securities Depository, in accordance with the provisions of Section 3.5 above;

    (c) To an offeror's depository agent in connection with tender or other similar offers for Securities of the Fund; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;

    (d) To the issuer thereof or its agent (i) for transfer into the name of the Fund, the Custodian or any Sub-Custodian appointed pursuant to Section 3.3 above, or of any nominee or nominees of any of the foregoing, or (ii) for exchange for a different number of certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new Securities are to be delivered to the Custodian;

    (e) To the broker selling Securities, for examination in accordance with the "street delivery" custom;

    (f) For exchange or conversion pursuant to any plan or merger, consolidation, recapitalization, reorganization or readjustment of the issuer of such Securities, or pursuant to provisions for conversion contained in such Securities, or pursuant to any deposit agreement, including surrender or receipt of underlying Securities in connection with the issuance or cancellation of depository receipts; provided that, in any such case, the new Securities and cash, if any, are to be delivered to the Custodian;

    (g) Upon receipt of payment therefor pursuant to any repurchase or reverse repurchase agreement entered into by the Fund;

    (h) In the case of warrants, rights or similar Securities, upon the exercise thereof, provided that, in any such case, the new Securities and cash, if any, are to be delivered to the Custodian;

    (i) For delivery in connection with any loans of Securities of the Fund, but only against receipt of such collateral as the Trust shall have specified to the Custodian in Proper Instructions;

    (j) For delivery as security in connection with any borrowings by the Fund requiring a pledge of assets by the Trust, but only against receipt by the Custodian of the amounts borrowed;

    (k) Pursuant to any authorized plan of liquidation, reorganization, merger, consolidation or recapitalization of the Trust;

    (l) For delivery in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of the NASD, relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or of any similar organization or organizations) regarding escrow or other arrangements in connection with transactions by the Fund;

    (m) For delivery in accordance with the provisions of any agreement among the Trust, the Custodian, and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission and/or any contract market (or any similar organization or organizations) regarding account deposits in connection with transactions by the Fund; or

    (n) For any other proper corporate purpose, but only upon receipt, in addition to Proper Instructions, of a copy of a resolution of the Board of Trustees, certified by an Officer, specifying the Securities to be delivered, setting forth the purpose for which such delivery is to be made, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom delivery of such Securities shall be made.

    3.8 Actions Not Requiring Proper Instructions. Unless otherwise instructed by the Trust, the Custodian shall with respect to all Securities held for the Fund:

    (a) Subject to Section 7.4 below, collect on a timely basis all income and other payments to which the Fund is entitled either by law or pursuant to custom in the securities business;

    (b) Present for payment and, subject to Section 7.4 below, collect on a timely basis the amount payable upon all Securities which may mature or be called, redeemed, or retired, or otherwise become payable;

    (c) Endorse for collection, in the name of the Fund, checks, drafts and other negotiable instruments;

    (d) Surrender interim receipts or Securities in temporary form for Securities in definitive form;

    (e) Execute, as custodian, any necessary declarations or certificates of ownership under the federal income tax laws or the laws or regulations of any other taxing authority now or hereafter in effect, and prepare and submit reports to the Internal Revenue Service ("IRS") and to the Trust at such time, in such manner and containing such information as is prescribed by the IRS;

    (f) Hold for the Fund, either directly or, with respect to Securities held therein, through a Book-Entry System or Securities Depository, all rights and similar securities issued with respect to Securities of the Fund; and

    (g)  In general, and except as otherwise directed in Proper
         Instructions, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with Securities and assets of the Fund.

    3.9 Registration and Transfer of Securities. All Securities held for the Fund that are issued or issuable only in bearer form shall be held by the Custodian in that form, provided that any such Securities shall be held in a Book-Entry System if eligible therefor. All other Securities held for the Fund may be registered in the name of the Fund, the Custodian, or any Sub-Custodian appointed pursuant to Section 3.3 above, or in the name of any nominee of any of them, or in the name of a Book-Entry System, Securities Depository or any nominee of either thereof. The Trust shall furnish to the Custodian appropriate instruments to enable the Custodian to hold or deliver in proper form for transfer, or to register in the name of any of the nominees hereinabove referred to or in the name of a Book-Entry System or Securities Depository, any Securities registered in the name of the Fund.

    3.10 Records. (a) The Custodian shall maintain complete and accurate records with respect to Securities, cash or other property held for the Fund, including (i) journals or other records of original entry containing an itemized daily record in detail of all receipts and deliveries of Securities and all receipts and disbursements of cash; (ii) ledgers (or other records) reflecting (A) Securities in transfer, (B) Securities in physical possession, (C) monies and Securities borrowed and monies and Securities loaned (together with a record of the collateral therefor and substitutions of such collateral), (D) dividends and interest received, and (E) dividends receivable and interest receivable; and (iii) canceled checks and bank records related thereto. The Custodian shall keep such other books and records of the Fund as the Trust shall reasonably request, or as may be required by the 1940 Act, including, but not limited to, Section 31 of the 1940 Act and Rule 31a-2 promulgated thereunder.

    (b) All such books and records maintained by the Custodian shall (i) be maintained in a form acceptable to the Trust and in compliance with rules and regulations of the Securities and Exchange Commission, (ii) be the property of the Trust and at all times during the regular business hours of the Custodian be made available upon request for inspection by duly authorized officers, employees or agents of the Trust and employees or agents of the Securities and Exchange Commission, and (iii) if required to be maintained by Rule 31a-1 under the 1940 Act, be preserved for the periods prescribed in Rule 31a-2 under the 1940 Act.

    3.11 Fund Reports by Custodian. The Custodian shall furnish the Trust with a daily activity statement and a summary of all transfers to or from the Fund Custody Account on the day following such transfers. At least monthly and from time to time, the Custodian shall furnish the Trust with a detailed statement of the Securities and moneys held by the Custodian and the Sub-Custodians for the Fund under this Agreement.

    3.12 Other Reports by Custodian. The Custodian shall provide the Trust with such reports, as the Trust may reasonably request from time to time, on the internal accounting controls and procedures for safeguarding Securities, which are employed by the Custodian or any Sub-Custodian appointed pursuant to Section 3.3 above.

    3.13 Proxies and Other Materials. The Custodian shall cause all proxies relating to Securities which are not registered in the name of the Fund, to be promptly executed by the registered holder of such Securities, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Trust such proxies, all proxy soliciting materials and all notices relating to such Securities.

    3.14 Information on Corporate Actions. The Custodian shall promptly deliver to the Trust all information received by the Custodian and pertaining to Securities being held by the Fund with respect to optional tender or exchange offers, calls for redemption or purchase, or expiration of rights as described in the Standards of Service Guide attached as Exhibit B. If the Trust desires to take action with respect to any tender offer, exchange offer or other similar transaction, the Trust shall notify the Custodian at least five Business Days prior to the date on which the Custodian is to take such action. The Trust will provide or cause to be provided to the Custodian all relevant information for any Security which has unique put/option provisions at least five Business Days prior to the beginning date of the tender period.

                                 ARTICLE IV

                PURCHASE AND SALE OF INVESTMENTS OF THE FUND

    4.1 Purchase of Securities. Promptly upon each purchase of Securities for the Fund, Written Instructions shall be delivered to the Custodian, specifying (a) the name of the issuer or writer of such Securities, and the title or other description thereof,
(b) the number of shares, principal amount (and accrued interest, if any) or other units purchased, (c) the date of purchase and settlement, (d) the purchase price per unit, (e) the total amount payable upon such purchase, and (f) the name of the person to whom such amount is payable. The Custodian shall upon receipt of such Securities purchased by the Fund pay out of the moneys held for the account of the Fund the total amount specified in such Written Instructions to the person named therein. The Custodian shall not be under any obligation to pay out moneys to cover the cost of a purchase of Securities for the Fund, if in the Fund Custody Account there is insufficient cash available to the Fund for which such purchase was made.

    4.2  Liability for Payment in Advance of Receipt of
Securities Purchased. In any and every case where payment for the purchase of Securities for the Fund is made by the Custodian in advance of receipt of the Securities purchased but in the absence of specified Written Instructions to so pay in advance, the Custodian shall be liable to the Fund for such Securities to the same extent as if the Securities had been received by the Custodian.

    4.3 Sale of Securities. Promptly upon each sale of Securities by the Fund, Written Instructions shall be delivered to the Custodian, specifying (a) the name of the issuer or writer of such Securities, and the title or other description thereof, (b) the number of shares, principal amount (and accrued interest, if any), or other units sold, (c) the date of sale and settlement,
(d) the sale price per unit, (e) the total amount payable upon such sale, and (f) the person to whom such Securities are to be delivered. Upon receipt of the total amount payable to the Fund as specified in such Written Instructions, the Custodian shall deliver such Securities to the person specified in such Written Instructions. Subject to the foregoing, the Custodian may accept payment in such form as shall be satisfactory to it, and may deliver Securities and arrange for payment in accordance with the customs prevailing among dealers in Securities.

    4.4  Delivery of Securities Sold.  Notwithstanding Section
4.3 above or any other provision of this Agreement, the Custodian, when instructed to deliver Securities against payment, shall be entitled, if in accordance with generally accepted market practice, to deliver such Securities prior to actual receipt of final payment therefor. In any such case, the Fund shall bear the risk that final payment for such Securities may not be made or that such Securities may be returned or otherwise held or disposed of by or through the person to whom they were delivered, and the Custodian shall have no liability for any for the foregoing.

    4.5 Payment for Securities Sold, etc. In its sole discretion and from time to time, the Custodian may credit the Fund Custody Account, prior to actual receipt of final payment thereof, with (i) proceeds from the sale of Securities which it has been instructed to deliver against payment, (ii) proceeds from the redemption of Securities or other assets of the Fund, and
(iii) income from cash, Securities or other assets of the Fund. Any such credit shall be conditional upon actual receipt by Custodian of final payment and may be reversed if final payment is not actually received in full. The Custodian may, in its sole discretion and from time to time, permit the Fund to use funds so credited to the Fund Custody Account in anticipation of actual receipt of final payment. Any such funds shall be repayable immediately upon demand made by the Custodian at any time prior to the actual receipt of all final payments in anticipation of which funds were credited to the Fund Custody Account.

    4.6 Advances by Custodian for Settlement. The Custodian may, in its sole discretion and from time to time, advance funds to the Trust to facilitate the settlement of the Fund's transactions in the Fund Custody Account. Any such advance shall be repayable immediately upon demand made by Custodian.

                                  ARTICLE V

                          REDEMPTION OF FUND SHARES

    5.1 Transfer of Funds. From such funds as may be available for the purpose in the Fund Custody Account, and upon receipt of Proper Instructions specifying that the funds are required to redeem Shares of the Fund, the Custodian shall wire each amount specified in such Proper Instructions to or through such bank as the Trust may designate with respect to such amount in such Proper Instructions.

    5.2 No Duty Regarding Paying Banks. The Custodian shall not be under any obligation to effect payment or distribution by any bank designated in Proper Instructions given pursuant to Section
5.1 above of any amount paid by the Custodian to such bank in accordance with such Proper Instructions.

                                 ARTICLE VI

                             SEGREGATED ACCOUNTS

    Upon receipt of Proper Instructions, the Custodian shall establish and maintain a segregated account or accounts for and on behalf of the Fund, into which account or accounts may be transferred cash and/or Securities, including Securities maintained in a Depository Account,

    (a) in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of the NASD (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the Commodity Futures Trading Commission or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund,

    (b) for purposes of segregating cash or Securities in connection with securities options purchased or written by the Fund or in connection with financial futures contracts (or options thereon) purchased or sold by the Fund,

    (c) which constitute collateral for loans of Securities made by the Fund,

    (d) for purposes of compliance by the Fund with requirements under the 1940 Act for the maintenance of segregated accounts by registered investment companies in connection with reverse repurchase agreements and when-issued, delayed delivery and firm commitment transactions, and

    (e) for other proper corporate purposes, but only upon receipt of, in addition to Proper Instructions, a certified copy of a resolution of the Board of Trustees, certified by an Officer, setting forth the purpose or purposes of such segregated account and declaring such purposes to be proper corporate purposes.

                                 ARTICLE VII

                          CONCERNING THE CUSTODIAN

    7.1 Standard of Care. The Custodian shall be held to the exercise of reasonable care in carrying out its obligations under this Agreement, and shall be without liability to the Trust or the Fund for any loss, damage, cost, expense (including attorneys' fees and disbursements), liability or claim unless such loss, damage, cost, expense, liability or claim arises from negligence, bad faith or willful misconduct on its part or on the part of any Sub-Custodian appointed pursuant to Section 3.3 above. The Custodian shall be entitled to rely on and may act upon advice of counsel on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice. The Custodian shall promptly notify the Trust of any action taken or omitted by the Custodian pursuant to advice of counsel. The Custodian shall not be under any obligation at any time to ascertain whether the Trust or the Fund is in compliance with the 1940 Act, the regulations thereunder, the provisions of the Trust's charter documents or by-laws, or its investment objectives and policies as then in effect.

    7.2 Actual Collection Required. The Custodian shall not be liable for, or considered to be the custodian of, any cash belonging to the Fund or any money represented by a check, draft or other instrument for the payment of money, until the Custodian or its agents actually receive such cash or collect on such instrument.

    7.3 No Responsibility for Title, etc. So long as and to the extent that it is in the exercise of reasonable care, the

Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received or delivered by it pursuant to this Agreement.

    7.4 Limitation on Duty to Collect. Custodian shall not be required to enforce collection, by legal means or otherwise, of any money or property due and payable with respect to Securities held for the Fund if such Securities are in default or payment is not made after due demand or presentation.

    7.5 Reliance Upon Documents and Instructions. The Custodian shall be entitled to rely upon any certificate, notice or other instrument in writing received by it and reasonably believed by it to be genuine. The Custodian shall be entitled to rely upon any Oral Instructions and any Written Instructions actually received by it pursuant to this Agreement.

    7.6 Express Duties Only. The Custodian shall have no duties or obligations whatsoever except such duties and obligations as are specifically set forth in this Agreement, and no covenant or obligation shall be implied in this Agreement against the Custodian.

    7.7 Co-operation. The Custodian shall cooperate with and supply necessary information to the entity or entities appointed by the Trust to keep the books of account of the Fund and/or compute the value of the assets of the Fund. The Custodian shall take all such reasonable actions as the Trust may from time to time request to enable the Trust to obtain, from year to year, favorable opinions from the Trust's independent accountants with respect to the Custodian's activities hereunder in connection with
(a) the preparation of the Trust's reports on Form N-1A and Form N-SAR and any other reports required by the Securities and Exchange Commission, and (b) the fulfillment by the Trust of any other requirements of the Securities and Exchange Commission.

                                ARTICLE VIII

                               INDEMNIFICATION

    8.1 Indemnification by Trust. The Trust and PRAGMA shall indemnify and hold harmless the Custodian and any Sub-Custodian appointed pursuant to Section 3.3 above, and any nominee of the Custodian or of such Sub-Custodian, from and against any loss, damage, cost, expense (including attorneys' fees and disbursements), liability (including, without limitation, liability arising under the Securities Act of 1933, the 1934 Act, the 1940 Act, and any state or foreign securities and/or banking laws) or claim arising directly or indirectly (a) from the fact that Securities are registered in the name of any such nominee, or
(b) from any action or inaction by the Custodian or such Sub-Custodian (i) at the request or direction of or in reliance on the advice of the Trust, or (ii) upon Proper Instructions, or (c) generally, from the performance of its obligations under this Agreement or any sub-custody agreement with a Sub-Custodian appointed pursuant to Section 3.3 above, provided that neither the Custodian nor any such Sub-Custodian shall be indemnified and held harmless from and against any such loss, damage, cost, expense, liability or claim arising from the Custodian's or such Sub-Custodian's negligence, bad faith or willful misconduct.

    8.2 Indemnification by Custodian. The Custodian shall indemnify and hold harmless the Trust and PRAGMA from and against any loss, damage, cost, expense (including attorneys' fees and disbursements), liability (including without limitation, liability arising under the Securities Act of 1933, the 1934 Act, the 1940 Act, and any state or foreign securities and/or banking laws) or claim arising from the negligence, bad faith or willful misconduct of the Custodian or any Sub-Custodian appointed pursuant to
Section 3.3 above, or any nominee of the Custodian or of such Sub-
Custodian.

    8.3 Indemnity to be Provided. If the Trust requests the Custodian to take any action with respect to Securities, which may, in the opinion of the Custodian, result in the Custodian or its nominee becoming liable for the payment of money or incurring liability of some other form, the Custodian shall not be required to take such action until the Trust shall have provided indemnity therefor to the Custodian in an amount and form satisfactory to the Custodian.

    8.4 Security. If the Custodian advances cash or Securities to the Fund for any purpose, either at the Trust's request or as otherwise contemplated in this Agreement, or in the event that the Custodian or its nominee incurs, in connection with its performance under this Agreement, any loss, damage, cost, expense (including attorneys' fees and disbursements), liability or claim (except such as may arise from its or its nominee's negligence, bad faith or willful misconduct), then, in any such event, any property at any time held for the account of the Fund shall be security therefor, and should the Trust or PRAGMA fail promptly to repay or indemnify the Custodian, the Custodian shall be entitled to utilize available cash of the Fund and to dispose of other assets of the Fund to the extent necessary to obtain reimbursement or indemnification.

                                 ARTICLE IX

                                FORCE MAJEURE

    Neither the Custodian, the Trust nor PRAGMA shall be liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; strikes; epidemics; riots; power failures; computer failure and any such circumstances beyond its reasonable control as may cause interruption, loss or malfunction of utility, transportation, computer (hardware or software) or telephone communication service; accidents; labor disputes; acts of civil or military authority; governmental actions; or inability to obtain labor, material, equipment or transportation; provided, however, that the Custodian in the event of a failure or delay (i) shall not discriminate against the Fund in favor of any other customer of the Custodian in making computer time and personnel available to input or process the transactions contemplated by this Agreement and (ii) shall use its best efforts to ameliorate the effects of any such failure or delay.

                                  ARTICLE X

                        EFFECTIVE PERIOD; TERMINATION

    10.1 Effective Period. This Agreement shall become effective as of its execution and shall continue in full force and effect until terminated as hereinafter provided.

    10.2 Termination. Any party hereto may terminate this Agreement by giving to the other parties a notice in writing specifying the date of such termination, which shall be not less than sixty (60) days after the date of the giving of such notice. If a successor custodian shall have been appointed by the Board of Trustees, the Custodian shall, upon receipt of a notice of acceptance by the successor custodian, on such specified date of termination (a) deliver directly to the successor custodian all Securities (other than Securities held in a Book-Entry System or Securities Depository) and cash then owned by the Fund and held by the Custodian as custodian, and (b) transfer any Securities held in a Book-Entry System or Securities Depository to an account of or for the benefit of the Fund at the successor custodian, provided that PRAGMA shall have paid to the Custodian, on behalf of the Trust, all fees, expenses and other amounts to the payment or reimbursement of which it shall then be entitled. Upon such delivery and transfer, the Custodian shall be relieved of all obligations under this Agreement. The Trust may at any time immediately terminate this Agreement in the event of the appointment of a conservator or receiver for the Custodian by regulatory authorities or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

    10.3 Failure to Appoint Successor Custodian. If a successor custodian is not designated by the Trust on or before the date of termination specified pursuant to Section 10.1 above, then the Custodian shall have the right to deliver to a bank or trust company of its own selection, which (a) is a "bank" as defined in the 1940 Act and (b) has aggregate capital, surplus and undivided profits as shown on its then most recent published report of not less than $25 million, all Securities, cash and other property held by Custodian under this Agreement and to transfer to an account of or for the Fund at such bank or trust company all Securities of the Fund held in a Book-Entry System or Securities Depository. Upon such delivery and transfer, such bank or trust company shall be the successor custodian under this Agreement and the Custodian shall be relieved of all obligations under this Agreement.

                                 ARTICLE XI

                          COMPENSATION OF CUSTODIAN

     PRAGMA shall compensate the Custodian as agreed upon from time to time by the parties. The fees and other charges in effect on the date hereof and applicable to the Fund are set forth in Exhibit C attached hereto.

                                 ARTICLE XII

                           LIMITATION OF LIABILITY

    It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust as provided in the Trust's Agreement and Declaration of Trust, as from time to time amended. The execution and delivery of this Agreement have been authorized by the Trustees, and this Agreement has been signed and delivered by an authorized officer of the Trust, acting as such, and neither such authorization by the Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in the above-mentioned Agreement and Declaration of Trust.

                                ARTICLE XIII

                                   NOTICES

    Unless otherwise specified herein, all demands, notices, instructions, and other communications to be given hereunder shall be in writing and shall be sent or delivered to the recipient at the address set forth after its name hereinbelow:

         To the Trust or to PRAGMA:
         --------------------------

         PRAGMA Investment Trust
         7150 Greenville Avenue, Suite 101 - LB 340
         Dallas, Texas  75231
         Telephone:  (214) 373-3585
         Facsimile:  (214) 987-1728

         To Custodian:
         -------------

         Star Bank, N.A.
         425 Walnut Street
         Cincinnati, Ohio   45202
         Attention:  Mutual Fund-Operations
         Telephone:  (513)  632-5536
         Facsimile:  (513)  632-4448

or at such other address as any party shall have provided to any other by notice given in accordance with this Article XIII. Writing shall include transmissions by or through teletype, facsimile, central processing unit connection, on-line terminal and magnetic tape.

                                 ARTICLE XIV

                                MISCELLANEOUS

    14.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

    14.2 References to Custodian. The Trust shall not circulate any printed matter which contains any reference to Custodian without the prior written approval of Custodian, excepting printed matter contained in the prospectus or statement of additional information for the Fund and such other printed matter as merely identifies Custodian as custodian for the Fund. The Trust shall submit printed matter requiring approval to Custodian in draft form, allowing sufficient time for review by Custodian and its counsel prior to any deadline for printing.

    14.3 No Waiver. No failure by any party hereto to exercise, and no delay by such party in exercising, any right hereunder shall operate as a waiver thereof. The exercise by any party hereto of any right hereunder shall not preclude the exercise of any other right, and the remedies provided herein are cumulative and not exclusive of any remedies provided at law or in equity.

    14.4 Amendments. This Agreement cannot be changed orally and no amendment to this Agreement shall be effective unless evidenced by an instrument in writing executed by the parties hereto.

    14.5 Counterparts. This Agreement may be executed in one or more counterparts, and by the parties hereto on separate counterparts, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument.

    14.6 Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

    14.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by any party hereto without the written consent of the other parties hereto.

    14.8 Headings. The headings of sections in this Agreement are for convenience of reference only and shall not affect the meaning or construction of any provision of this Agreement.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered in its name and on its behalf by its representatives thereunto duly authorized, all as of the day and year first above written.

ATTEST:                                PRAGMA INVESTMENT TRUST


______________________________   By:_____________________________
                                    President


ATTEST:                                PRAGMA, INC.


______________________________   By:_____________________________
                                    President


ATTEST:                                 STAR BANK, N.A.


______________________________   By:____________________________

                                  EXHIBIT A

                             AUTHORIZED PERSONS


    Set forth below are the names and specimen signatures of the persons authorized by the Trust to administer the Fund Custody
Account.

Name                                                 Signature


John H. Alban, jr.                   ______________________________


John H. Alban, III                   ______________________________


John F. Splain                       ______________________________


Robert G. Dorsey                     ______________________________


Mark J. Seger                        ______________________________


M. Kathleen Leugers                  ______________________________

                      ADMINISTRATIVE SERVICES AGREEMENT


     AGREEMENT dated as of             , 1996 between PRAGMA
INVESTMENT TRUST (the "Trust"), an Ohio business trust, PRAGMA,
INC. ("PRAGMA"), a Texas corporation, and MGF SERVICE CORP.
("MGF"), an Ohio corporation.

     WHEREAS, the Trust has been organized to operate as an open-end management investment company registered under the Investment Company Act of 1940; and

     WHEREAS, PRAGMA is registered as an investment adviser under the Investment Advisers Act of 1940 and provides advisory services to the Trust pursuant to an Investment Advisory Agreement; and

     WHEREAS, under the Investment Advisory Agreement, PRAGMA is responsible for retaining and compensating agents to provide non-advisory services to the Trust; and

     WHEREAS, PRAGMA wishes to avail itself of the information, advice, assistance and facilities of MGF to perform on behalf of the Trust the services as hereinafter described; and

     WHEREAS, MGF wishes to provide such services to the Trust under the conditions set forth below;

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the Trust, PRAGMA and MGF agree as follows:

     1. EMPLOYMENT. PRAGMA, being duly authorized, hereby employs MGF to perform those services described in this Agreement. MGF shall perform the obligations thereof upon the terms and conditions hereinafter set forth.

     2. TRUST ADMINISTRATION. Subject to the direction and control of PRAGMA and the Trust, MGF shall supervise the Trust's business affairs not otherwise supervised by other agents of the Trust. To the extent not otherwise the primary responsibility of, or provided by, other agents of PRAGMA or the Trust, MGF shall supply (i) non-investment related statistical and research data,
(ii) internal regulatory compliance services, and (iii) executive and administrative services. MGF shall supervise the preparation of (i) tax returns, (ii) reports to shareholders of the Trust, (iii) reports to and filings with the Securities and Exchange Commission, state securities commissions and Blue Sky authorities including preliminary and definitive proxy materials and post-effective amendments to the Trust's registration statement, and (iv) necessary materials for meetings of the Trust's Board of Trustees unless prepared by other parties under agreement with PRAGMA or the Trust. MGF shall provide personnel to serve as officers of the Trust if so elected by the Board of Trustees; provided, however, that PRAGMA shall reimburse MGF for the expenses incurred by such personnel in attending Board of Trustees' meetings and shareholders' meetings of the Trust.

     3. RECORD KEEPING AND OTHER INFORMATION. MGF shall create and maintain all necessary records in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder, as the same may be amended from time to time, pertaining to the various functions performed by it and not otherwise created and maintained by another party pursuant to contract with PRAGMA or the Trust. Where applicable, such records shall be maintained by MGF for the periods and in the places required by Rule 31a-2 under the Investment Company Act of 1940.

     4. AUDIT, INSPECTION AND VISITATION. MGF shall make available to PRAGMA and the Trust during regular business hours all records and other data created and maintained pursuant to the foregoing provisions of this Agreement for reasonable audit and inspection by PRAGMA and the Trust or their agents, or any regulatory agency having authority over the Trust.

     5. COMPENSATION. For the performance of MGF's obligations under this Agreement, PRAGMA shall pay MGF, on the first business day following the end of each month, a fee with respect to each series of the Trust equal to the annual rate of .15% of the average value during such month of daily net assets up to $25,000,000; .125% of such assets from $25,000,000 to $50,000,000;
and .10% of such assets in excess of $50,000,000; provided, however, that the minimum fee shall be $1,000 per month for each series. MGF shall not be required to reimburse the Trust or PRAGMA for (or have deducted from its fees) any expenses in excess of expense limitations imposed by certain state securities commissions having jurisdiction over the Trust.

     6. INDEMNIFICATION OF MGF. MGF may rely on information reasonably believed by it to be accurate and reliable. Except as may otherwise be required by the 1940 Act and the rules thereunder, neither MGF nor its shareholders, officers, directors, employees, agents, control persons or affiliates of any thereof shall be subject to any liability for, or any damages, expenses or losses incurred by the Trust or PRAGMA in connection with, any error of judgment, mistake of law, any act or omission connected with or arising out of any services rendered under or payments made pursuant to this Agreement or any other matter to which this Agreement relates, except by reason of willful misfeasance, bad faith or gross negligence on the part of any such persons in the performance of the duties of MGF under this Agreement or by reason of reckless disregard by any of such persons of the obligations and duties of MGF under this Agreement.

          Any person, even though also a director, officer, employee, shareholder or agent of MGF, or any of its affiliates, who may be or become an officer, trustee, employee or agent of the

Trust, shall be deemed, when rendering services to the Trust or acting on any business of the Trust, to be rendering such services to or acting solely as an officer, trustee, employee or agent of the Trust and not as a director, officer, employee, shareholder or agent of or one under the control or direction of MGF or any of its affiliates, even though paid by one of those entities.

          Notwithstanding any other provision of this Agreement, the Trust and PRAGMA shall each indemnify and hold harmless MGF, its directors, officers, employees, shareholders, agents, control persons and affiliates, from and against any and all claims, demands, expenses and liabilities (whether with or without basis in fact or law) of any and every nature which MGF may sustain or incur or which may be asserted against MGF by any person, by reason of, or as a result of: (i) any action taken or omitted to be taken by MGF in good faith in reliance upon any certificate, instrument, order or stock certificate believed by it to be genuine and to be signed, countersigned or executed by any duly authorized person, upon the oral instructions or written instructions of an authorized person of the Trust or upon the opinion of legal counsel for the Trust or its own counsel; or (ii) any action taken or omitted to be taken by MGF in connection with its appointment in good faith in reliance upon any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed. However, indemnification under this subparagraph shall not apply to actions or omissions of MGF or its directors, officers, employees, shareholders or agents in cases of its or their own gross negligence, willful misconduct, bad faith, or reckless disregard of its or their own duties hereunder.

     7. SERVICES FOR OTHERS. Nothing in this Agreement shall prevent MGF or any affiliated person of MGF from providing services for any other person, firm or corporation, including other investment companies; provided, however, that MGF expressly represents that it will undertake no activities which, in its judgment, will adversely affect the performance of its obligations under this Agreement.

     8. COMPLIANCE WITH GOVERNMENT RULES AND REGULATIONS. The parties hereto acknowledge and agree that nothing contained herein shall be construed to require MGF to perform any services for PRAGMA or the Trust which services could cause MGF to be deemed an "investment adviser" of the Trust within the meaning of Section 2(a)(20) of the Investment Company Act of 1940 or to supersede or contravene the Prospectus or Statement of Additional Information of the Trust or any provisions of the Investment Company Act of 1940 and the rules thereunder.

     9. RENEWAL AND TERMINATION. This Agreement shall become effective on the date first above written and shall remain in force for a period of two (2) years from such date, and from year to year thereafter, but only so long as such continuance is specifically approved at least annually by the vote of a majority of the Trustees who are not interested persons of the Trust or MGF, cast in person at a meeting called for the purpose of voting on such approval and by a vote of the Board of Trustees or of a majority of the Trust's outstanding voting securities. This Agreement may be terminated without the payment of any penalty by any party upon sixty (60) days' written notice to the other parties. Upon the termination of this Agreement, PRAGMA shall pay MGF such compensation as may be payable for the period prior to the effective date of such termination.

     10. LIMITATION OF LIABILITY. The term "PRAGMA Investment Trust" means and refers to the trustees from time to time serving under the Trust's Agreement and Declaration of Trust as the same may subsequently thereto have been, or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the trustees, shareholders, nominees, officers, agents or employees of the Trust, personally, but bind only the trust property of the Trust. The execution and delivery of this Agreement have been authorized by the trustees of the Trust and signed by an officer of the Trust, acting as such, and neither such authorization by such trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust.

     11. SEVERABILITY. In the event any provision of this Agreement is determined to be void or unenforceable, such determination shall not affect the remainder of this Agreement, which shall continue to be in force.

     12. QUESTIONS OF INTERPRETATION. This Agreement shall be governed by the laws of the State of Ohio. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission issued pursuant to said 1940 Act. In addition, where the effect of a requirement of the 1940 Act, reflected in any provision of this Agreement, is revised by rule, regulation or order of the Securities and Exchange Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

     13. REPRESENTATIONS OF MGF. MGF represents and warrants that no legal proceedings or regulatory investigations are pending against MGF which could have a material impact on the operations or financial condition of MGF. MGF also represents and warrants that it currently maintains all registrations and meets all capital requirements under applicable laws in order to provide the services contemplated herein, and will continue to do so for the duration of this Agreement. MGF agrees that it will notify PRAGMA and the Trust immediately should it become a party to any legal proceeding, regulatory investigation or enforcement action that could have a material impact on the operations or financial condition of MGF. MGF further agrees that it will immediately notify PRAGMA and the Trust of any material change in the ownership or control of MGF.

     14. NOTICES. Any notices under this Agreement shall be in writing, addressed and delivered or mailed postage paid to the other party at such address as such other party may designate for the receipt of such notice. Until further notice to the other party, it is agreed that the address of the Trust and of PRAGMA for this purpose shall be 7150 Greenville Avenue, Suite 101, Dallas, Texas 75231 and that the address of MGF for this purpose shall be 312 Walnut Street, Cincinnati, Ohio 45202.

     15. BINDING EFFECT. Each of the undersigned expressly warrants and represents that he has the full power and authority to sign this Agreement on behalf of the party indicated, and that his signature will operate to bind the party indicated to the foregoing terms.

     16. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

                                   PRAGMA INVESTMENT TRUST


                                   By:___________________________
                                      Its: President

                                   PRAGMA, INC.


                                   By:_____________________________
                                      Its: President

                                   MGF SERVICE CORP.



                                   By:___________________________
                                      Its: President

                       ACCOUNTING SERVICES AGREEMENT


     THIS AGREEMENT effective as of           , 1996 by and
between PRAGMA INVESTMENT TRUST (the "Trust"), an Ohio business trust, PRAGMA, INC. ("PRAGMA"), a Texas corporation, and MGF
SERVICE CORP. ("MGF"), an Ohio corporation.

                             WITNESSETH THAT:

     WHEREAS, the Trust has been organized to operate as an open-end management investment company registered under the Investment
Company Act of 1940, as amended (the "1940 Act"); and

     WHEREAS, PRAGMA is registered as an investment adviser under the Investment Advisers Act of 1940 and provides advisory services to the Trust pursuant to an Investment Advisory
Agreement; and

     WHEREAS, under the Investment Advisory Agreement, PRAGMA is responsible for retaining and compensating agents to provide non-advisory services to the Trust; and

     WHEREAS, PRAGMA desires to hire MGF to provide the Trust with certain accounting and pricing services, and MGF is willing to provide such services upon the terms and conditions herein set forth;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

     1.   APPOINTMENT.

          MGF is hereby appointed to provide the Trust with certain accounting and pricing services, and MGF accepts such appointment and agrees to provide such services under the terms and conditions set forth herein.

     2.   CALCULATION OF NET ASSET VALUE.

          MGF will calculate the net asset value of each series of the Trust and the per share net asset value of each series of the Trust, in accordance with the Trust's current prospectus and statement of additional information, once daily as of the time selected by the Trust's Board of Trustees. MGF will prepare and maintain a daily valuation of all securities and other assets of the Trust in accordance with instructions from a designated officer of the Trust or PRAGMA and in the manner set forth in the current prospectus and statement of additional information. In valuing securities of the Trust, MGF may contract with, and rely upon market quotations provided by, outside services.

     3.   BOOKS AND RECORDS.

          MGF will maintain and keep current the general ledger for each series of the Trust, recording all income and expenses, capital share activity and security transactions of the Trust. MGF will maintain such further books and records as are necessary to enable it to perform its duties under this Agreement, and will periodically provide reports to the Trust and its authorized agents regarding share purchases and redemptions and trial balances of each series of the Trust. MGF will prepare and maintain complete, accurate and current all records with respect to the Trust required to be maintained by the Trust under the Internal Revenue Code of 1986, as amended (the "Code"), and under the rules and regulations of the 1940 Act, and will preserve said records in the manner and for the periods prescribed in the Code and the 1940 Act. The retention of such records shall be at the expense of PRAGMA.

          All of the records prepared and maintained by MGF pursuant to this Section 3 which are required to be maintained by the Trust under the Code and the 1940 Act will be the property of the Trust. In the event this Agreement is terminated, all such records shall be delivered to the Trust or to PRAGMA at PRAGMA's expense, and MGF shall be relieved of responsibility for the preparation and maintenance of any such records delivered to the Trust or PRAGMA.

     4.   PAYMENT OF TRUST EXPENSES.

          MGF shall process each request received from the Trust or its authorized agents for payment of the Trust's expenses. Upon receipt of written instructions signed by an officer or other authorized agent of the Trust, MGF shall prepare checks in the appropriate amounts which shall be signed by an authorized officer of MGF and mailed to the appropriate party.

     5.   FORM N-SAR.

          MGF shall maintain such records within its control and as shall be requested by the Trust to assist the Trust in fulfilling the requirements of Form N-SAR.

     6.   COOPERATION WITH ACCOUNTANTS.

          MGF shall cooperate with the Trust's independent public accountants and shall take all reasonable action in the performance of its obligations under this Agreement to assure that the necessary information is made available to such accountants for the expression of their unqualified opinion where required for any document for the Trust.

     7.   FURTHER ACTIONS.

          Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

     8.   FEES.

          For performing its services under this Agreement, PRAGMA shall pay MGF a monthly fee with respect to each series of the Trust in accordance with the schedule attached hereto as Schedule A. The fees with respect to any month shall be paid to MGF on the last business day of such month. PRAGMA shall also promptly reimburse MGF for the cost of external pricing services utilized by MGF.

     9.   COMPLIANCE WITH GOVERNMENTAL RULES AND REGULATIONS.

          The parties hereto acknowledge and agree that nothing contained herein shall be construed to require MGF to perform any services for PRAGMA or the Trust which services could cause MGF to be deemed an "investment adviser" of the Trust within the meaning of Section 2(a)(20) of the 1940 Act or to supersede or contravene the prospectus or statement of additional information of the Trust or any provisions of the 1940 Act and the rules thereunder. Except as otherwise provided in this Agreement and except for the accuracy of information furnished to it by MGF, the Trust assumes full responsibility for complying with all applicable requirements of the 1940 Act, the Securities Act of 1933, as amended, and any laws, rules and regulations of governmental authorities having jurisdiction, it being acknowledged that the Trust is relying on the best efforts of MGF.

     10.  REFERENCES TO MGF, PRAGMA AND THE TRUST.

          The Trust or PRAGMA shall not circulate any printed matter which contains any reference to MGF without the prior written approval of MGF, excepting solely such printed matter as merely identifies MGF as Administrative Services Agent, Transfer, Shareholder Servicing and Dividend Disbursing Agent and Accounting Services Agent. The Trust or PRAGMA will submit printed matter requiring approval to MGF in draft form, allowing sufficient time for review by MGF and its counsel prior to any deadline for printing.

          MGF shall not circulate any printed matter which contains any reference to the Trust or PRAGMA without the prior written approval of the Trust or PRAGMA, excepting solely such printed matter as merely identifies PRAGMA and the Trust as clients of MGF. MGF will submit printed matter requiring approval to PRAGMA and/or the Trust in draft form, allowing sufficient time for review by PRAGMA and/or the Trust and its counsel prior to any deadline for printing.


     11.  EQUIPMENT FAILURES.

          In the event of equipment failures beyond MGF's control, MGF shall take all steps necessary to minimize service interruptions but shall have no liability with respect thereto. MGF shall endeavor to enter into one or more agreements making provision for emergency use of electronic data processing equipment to the extent appropriate equipment is available.

     12.  INDEMNIFICATION OF MGF.

          MGF may rely on information reasonably believed by it to be accurate and reliable. Except as may otherwise be required by the 1940 Act and the rules thereunder, neither MGF nor its shareholders, officers, directors, employees, agents, control persons or affiliates of any thereof shall be subject to any liability for, or any damages, expenses or losses incurred by the

Trust or PRAGMA in connection with, any error of judgment, mistake of law, any act or omission connected with or arising out of any services rendered under or payments made pursuant to this Agreement or any other matter to which this Agreement relates, except by reason of willful misfeasance, bad faith or gross negligence on the part of any such persons in the performance of the duties of MGF under this Agreement or by reason of reckless disregard by any of such persons of the obligations and duties of MGF under this Agreement.

          Any person, even though also a director, officer, employee, shareholder or agent of MGF, or any of its affiliates, who may be or become an officer, trustee, employee or agent of the Trust, shall be deemed, when rendering services to the Trust or acting on any business of the Trust, to be rendering such services to or acting solely as an officer, trustee, employee or agent of the Trust and not as a director, officer, employee, shareholder or agent of or one under the control or direction of MGF or any of its affiliates, even though paid by one of those entities.

          Notwithstanding any other provision of this Agreement, the Trust and PRAGMA shall each indemnify and hold harmless MGF, its directors, officers, employees, shareholders, agents, control persons and affiliates, from and against any and all claims, demands, expenses and liabilities (whether with or without basis in fact or law) of any and every nature which MGF may sustain or incur or which may be asserted against MGF by any person, by reason of, or as a result of: (i) any action taken or omitted to be taken by MGF in good faith in reliance upon any certificate, instrument, order or stock certificate believed by it to be genuine and to be signed, countersigned or executed by any duly authorized person, upon the oral instructions or written instructions of an authorized person of the Trust or upon the opinion of legal counsel for the Trust or its own counsel; or
(ii) any action taken or omitted to be taken by MGF in connection with its appointment in good faith in reliance upon any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed. However, indemnification under this subparagraph shall not apply to actions or omissions of MGF or its directors, officers, employees, shareholders or agents in cases of its or their own gross negligence, willful misconduct, bad faith, or reckless disregard of its or their own duties hereunder.

     13.  TERMINATION.

          The provisions of this Agreement shall be effective on the date first above written, shall continue in effect for two years from that date and shall continue in force from year to year thereafter, but only so long as such continuance is approved
(1) by MGF, (2) by PRAGMA, (3) by vote, cast in person at a meeting called for the purpose, of a majority of the Trust's trustees who are not parties to this Agreement or interested persons (as defined in the 1940 Act) of any such party, and (4) by vote of a majority of the Trust's Board of Trustees or a majority of the Trust's outstanding voting securities.

          Any party may terminate this Agreement on any date by giving the other parties at least sixty (60) days' prior written notice of such termination specifying the date fixed therefor. Upon termination of this Agreement, PRAGMA shall pay to MGF such compensation as may be due as of the date of such termination.

          In the event that in connection with the termination of this Agreement a successor to any of MGF's duties or responsibilities under this Agreement is designated by the Trust or by PRAGMA by written notice to MGF, MGF shall, promptly upon such termination and at the expense of PRAGMA, transfer all records maintained by MGF under this Agreement and shall cooperate in the transfer of such duties and responsibilities, including provision for assistance from MGF's cognizant personnel in the establishment of books, records and other data by such successor.

     14.  SERVICES FOR OTHERS.

          Nothing in this Agreement shall prevent MGF or any affiliated person (as defined in the 1940 Act) of MGF from providing services for any other person, firm or corporation (including other investment companies); provided, however, that MGF expressly represents that it will undertake no activities which, in its judgment, will adversely affect the performance of its obligations under this Agreement.

     15.  REPRESENTATIONS OF MGF.

          MGF represents and warrants that no legal proceedings or regulatory investigations are pending against MGF which could have a material impact on the operations or financial condition of MGF. MGF also represents and warrants that it currently maintains all registrations and meets all capital requirements under applicable laws in order to provide the services contemplated herein, and will continue to do so for the duration of this Agreement. MGF agrees that it will notify PRAGMA and the Trust immediately should it become a party to any legal proceeding, regulatory investigation or enforcement action that could have a material impact on the operations or financial condition of MGF. MGF further agrees that it will immediately notify PRAGMA and the Trust of any material change in the ownership or control of MGF.

     16.  MISCELLANEOUS.

          The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

     17.  LIMITATION OF LIABILITY.

          The term "PRAGMA Investment Trust" means and refers to the trustees from time to time serving under the Trust's Agreement and Declaration of Trust as the same may subsequently thereto have been, or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the trustees, shareholders, nominees, officers, agents or employees of the Trust, personally, but bind only the trust property of the Trust. The execution and delivery of this Agreement has been authorized by the trustees of the Trust and signed by an officer of the Trust acting as such, and neither such authorization by such trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust.

     18.  SEVERABILITY.

          In the event any provision of this Agreement is determined to be void or unenforceable, such determination shall not affect the remainder of this Agreement, which shall continue to be in force.

     19.  QUESTIONS OF INTERPRETATION.

          This Agreement shall be governed by the laws of the State of Ohio. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission issued pursuant to said 1940 Act. In addition, where the effect of a requirement of the 1940 Act, reflected in any provision of this Agreement, is revised by rule, regulation or order of the Securities and Exchange Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

     20.  NOTICES.

          Any notices under this Agreement shall be in writing, addressed and delivered or mailed postage paid to the other party at such address as such other party may designate for the receipt of such notice. Until further notice to the other party, it is agreed that the address of the Trust and of PRAGMA for this purpose shall be 7150 Greenville Avenue, Suite 101, Dallas, Texas 75231 and that the address of MGF for this purpose shall be 312 Walnut Street, Cincinnati, Ohio 45202.

     21.  BINDING EFFECT.

          Each of the undersigned expressly warrants and represents that he has the full power and authority to sign this Agreement on behalf of the party indicated, and that his signature will operate to bind the party indicated to the foregoing terms.

     22.  COUNTERPARTS.

          This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     23.  FORCE MAJEURE.

          If MGF shall be delayed in its performance of services or prevented entirely or in part from performing services due to causes or events beyond its control, including and without limitation, acts of God, interruption of power or other utility, transportation or communication services, acts of civil or military authority, sabotages, national emergencies, explosion, flood, accident, earthquake or other catastrophe, fire, strike or other labor problems, legal action, present or future law, governmental order, rule or regulation, or shortages of suitable parts, materials, labor or transportation, such delay or non-performance shall be excused and a reasonable time for performance in connection with this Agreement shall be extended to include the period of such delay or non-performance.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.




                                   PRAGMA INVESTMENT TRUST



                                   By: ___________________________
                                      Its: President



                                   PRAGMA, INC.



                                   By:_____________________________
                                      Its: President



                                   MGF SERVICE CORP.



                                   By:___________________________
                                      Its: President

          Schedule A



                               Compensation

For Fund Accounting and Portfolio Pricing:

     PRAGMA will pay MGF a monthly fee with respect to each
series of the Trust, according to the average net assets of such series during such month, as follows:
     Monthly Fees             Average Net Assets
     ------------             ------------------
      $2,000                  $0  - $ 50,000,000
      $2,500                  $50,000,000 - $100,000,000
      $3,000                  $100,000,000 - $200,000,000
      $4,000                  $Over $200,000,000


            TRANSFER, DIVIDEND DISBURSING, SHAREHOLDER SERVICE
                         AND PLAN AGENCY AGREEMENT


      THIS AGREEMENT effective as of          , 1996 by and
between PRAGMA INVESTMENT TRUST (the "Trust"), an Ohio business trust, PRAGMA, INC. ("PRAGMA"), a Texas corporation, and MGF
SERVICE CORP. (the "T/A"), an Ohio corporation.

                             WITNESSETH THAT:

      WHEREAS, the Trust has been organized to operate as an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

      WHEREAS, PRAGMA is registered as an investment adviser under the Investment Advisers Act of 1940 and provides advisory services to the Trust pursuant to an Investment Advisory
Agreement; and

      WHEREAS, under the Investment Advisory Agreement, PRAGMA is responsible for retaining and compensating agents to provide non-advisory services to the Trust; and

      WHEREAS, PRAGMA desires to appoint the T/A as the Trust's transfer agent, dividend disbursing agent, shareholder service agent, plan agent and shareholder purchase and redemption agent, and the T/A is willing to act in such capacities upon the terms and conditions herein set forth;

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

      1.  APPOINTMENT OF TRANSFER AGENT.

          The T/A is hereby appointed transfer agent for the shares of the Trust and dividend disbursing agent for the Trust and shall also act as plan agent, shareholder service agent and purchase and redemption agent for shareholders of the Trust, and the T/A accepts such appointment and agrees to act in such capacities under the terms and conditions set forth herein.

      2.  DOCUMENTATION.

          The Trust will furnish from time to time the following documents:

           A. Each resolution of the Board of Trustees of the Trust authorizing the original issue of its shares;

           B. Each Registration Statement filed with the
              Securities and Exchange Commission and amendments thereof;

           C. A certified copy of each amendment to the Agreement and Declaration of Trust and the Bylaws of the Trust;

           D. Certified copies of each resolution of the Board of Trustees authorizing officers to give instructions to the T/A;

           E. Specimens of all new forms of share certificates accompanied by Board of Trustees' resolutions approving such forms;

           F. Such other certificates, documents or opinions which the T/A may, in its discretion, deem necessary or appropriate in the proper performance of its duties;

           G. Copies of all Underwriting and Dealer Agreements in effect;

           H. Copies of all Advisory Agreements in effect; and

           I. Copies of all documents relating to special investment or withdrawal plans which are offered or may be offered in the future by the Trust and for which the T/A is to act as plan agent.

      3.   T/A TO RECORD SHARES.

           The T/A shall record the issuance of shares of the Trust and maintain pursuant to applicable rules of the Securities and Exchange Commission a record of the total number of shares of the Trust which are authorized, issued and outstanding, based upon data provided to it by the Trust. The T/A shall also provide the Trust on a regular basis or upon reasonable request the total number of shares which are authorized, issued and outstanding, based upon data provided to it by the Trust. The T/A shall also provide the Trust on a regular basis or upon reasonable request the total number of shares which are authorized, issued and outstanding, but shall have no obligation when recording the issuance of the Trust's shares, except as otherwise set forth herein, to monitor the issuance of such shares or to take cognizance of any laws relating to the issue or sale of such shares, which functions shall be the sole responsibility of the Trust.

      4.   T/A TO VALIDATE TRANSFERS.

           Upon receipt of a proper request for transfer and upon surrender to the T/A of certificates, if any, in proper form for transfer, the T/A shall approve such transfer and shall take all necessary steps to effectuate the transfer as indicated in the transfer request. Upon approval of the transfer, the T/A shall notify the Trust in writing of each such transaction and shall make appropriate entries on the shareholder records maintained by the T/A.

      5.   SHARE CERTIFICATES.

           If the Trust authorizes the issuance of share certificates and an investor requests a share certificate, the T/A will countersign and mail, by insured first class mail, a share certificate to the investor at his address as set forth on the transfer books of the Trust, subject to any other instructions for delivery of certificates representing newly purchased shares and subject to the limitation that no certificates representing newly purchased shares shall be mailed to the investor until the cash purchase price of such shares has been collected and credited to the account of the Trust maintained by the Custodian. The Trust shall supply the T/A with a sufficient supply of blank share certificates and from time to time shall renew such supply upon request of the T/A. Such blank share certificates shall be properly signed, manually or, if authorized by the Trust, by facsimile; and notwithstanding the death, resignation or removal of any officers of the Trust authorized to sign share certificates, the T/A may continue to countersign certificates which bear the manual or facsimile signature of such officer until otherwise directed by the Trust. In case of the alleged loss or destruction of any share certificate, no new certificate shall be issued in lieu thereof, unless there shall first be furnished an appropriate bond satisfactory to the T/A and the Trust, and issued by a surety company satisfactory to the T/A and the Trust.

      6.   RECEIPT OF FUNDS.

           Upon receipt of any check or other instrument drawn or endorsed to it as agent for, or identified as being for the account of, the Trust, the T/A shall stamp the check or instrument with the date of receipt and shall forthwith process the same for collection. Upon receipt of notification of receipt of funds eligible for share purchases in accordance with the Trust's then current prospectus and statement of additional information, the T/A shall notify the Trust, at the close of each business day, in writing of the amount of said funds credited to the Trust and deposited in its account with the Custodian.

      7.   PURCHASE ORDERS.

           Upon receipt of a check or other order for the purchase of shares of the Trust, accompanied by sufficient information to enable the T/A to establish a shareholder account, the T/A shall, as of the next determination of net asset value after receipt of such order in accordance with the Trust's then current prospectus and statement of additional information, compute the number of shares due to the shareholder, credit the share account of the shareholder, subject to collection of the funds, with the number of shares so purchased, shall notify the Trust in writing or by computer report at the close of each business day of such transactions and shall mail to the shareholder and/or dealer of record a notice of such credit when required by applicable securities laws or regulations.

      8.   RETURNED CHECKS.

           In the event that the T/A is notified by the Trust's
Custodian that any check or other order for the payment of money is returned unpaid for any reason, the T/A will:

           A. Give prompt notification to the Trust of the non-payment of said check;

           B. In the absence of other instructions from the Trust, take such steps as may be necessary to redeem any shares purchased on the basis of such returned check and cause the proceeds of such redemption plus any dividends declared with respect to such shares to be credited to the account of the Trust and to request the Trust's Custodian to forward such returned check to the person who originally submitted the check; and

           C. Notify the Trust of such actions and correct the Trust's records maintained by the T/A pursuant to this Agreement.

      9.   DIVIDENDS AND DISTRIBUTIONS.

           The Trust shall furnish the T/A with appropriate evidence of trustee action authorizing the declaration of dividends and other distributions. The T/A shall establish procedures in accordance with the Trust's then current prospectus and statement of additional information and with other authorized actions of the Trust's Board of Trustees under which it will have available from the Custodian of the Trust or the Trust any required information for each dividend and other distribution. After deducting any amount required to be withheld by any applicable laws, the T/A shall, as agent for each shareholder who so requests, invest the dividends and other distributions in full and fractional shares in accordance with the Trust's then current prospectus and statement of additional information. If a shareholder has elected to receive dividends or other distributions in cash, then the T/A shall disburse dividends to shareholders of record in accordance with the Trust's then current prospectus and statement of additional information. The T/A shall, before the mailing date of such checks, notify the Trust and the Custodian of the estimated amount of cash required to pay such dividend or distribution, and the Trust shall instruct the Custodian to make available sufficient funds therefor in the appropriate account of the Trust. The T/A shall mail to the shareholders periodic statements, as requested by the Trust, showing the number of full and fractional shares and the net asset value per share of shares so credited. The T/A shall prepare and file with the Internal Revenue Service, and when required, shall address and mail to shareholders, such returns and information relating to dividends and distributions paid by the Trust as are required to be so prepared, filed and mailed by applicable laws, rules and regulations.

      10.  UNCLAIMED DIVIDENDS AND UNCLAIMED REDEMPTION
PROCEEDS.

           The T/A shall, at least annually, furnish in writing to the Trust the names and addresses, as shown in the shareholder accounts maintained by the T/A, of all shareholders for which there are, as of the end of the calendar year, dividends, distributions or redemption proceeds for which checks or share certificates mailed in payment of distributions have been returned. The T/A shall use its best efforts to contact the shareholders affected and to follow any other written instructions received from the Trust concerning the disposition of any such unclaimed dividends, distributions or redemption proceeds.

      11.  REDEMPTIONS AND EXCHANGES.

           A. The T/A shall process, in accordance with the Trust's then current prospectus and statement of additional information, each order for the redemption of shares accepted by the T/A. Upon its approval of such redemption transactions, the T/A, when required by applicable securities laws or regulations, shall mail to the shareholder and/or dealer of record a confirmation showing trade date, number of full and fractional shares redeemed, the price per share and the total redemption proceeds. For such redemption, the T/A shall either: (a) prepare checks in the appropriate amounts for approval and verification by the Trust and signature by an authorized officer of the T/A and mail the checks to the appropriate person, or (b) in the event redemption proceeds are to be wired through the Federal Reserve Wire system or by bank wire, cause such proceeds to be wired in federal funds to the bank account designated by the shareholder, or (c) effectuate such other redemption procedures which are authorized by the Trust's Board of Trustees or its then current prospectus and statement of additional information. The requirements as to instruments of transfer and other documentation, the applicable redemption price and the time of payment shall be as provided in the then current prospectus and statement of additional information, subject to such supplemental instructions as may be furnished by the Trust and accepted by the T/A. If the T/A or the Trust determines that a request for redemption does not comply with the requirements for redemptions, the T/A shall promptly notify the shareholder and/or dealer of record indicating the reason therefor.

           B. If shares of the Trust are eligible for exchange with shares of any other investment company, the T/A, in accordance with the then current prospectus and statement of additional information and exchange rules of the Trust and such other investment company, or such other investment company's transfer agent, shall review and approve all exchange requests and shall, on behalf of the Trust's shareholders, process such approved exchange requests.

           C. The T/A shall notify the Trust and the Custodian on each business day of the amount of cash required to meet payments made pursuant to the provisions of this Paragraph 11, and, on the basis of such notice, the Trust shall instruct the Custodian to make available from time to time sufficient funds therefor in the appropriate account of the Trust. Procedures for effecting redemption orders accepted from shareholders or dealers of record by telephone or other methods shall be established by mutual agreement between the T/A and the Trust consistent with the then current prospectus and statement of additional information.

           D. The authority of the T/A to perform its responsibilities under Paragraph 7, Paragraph 9 and this Paragraph 11 shall be suspended upon receipt of notification by it of the suspension of the determination of the Trust's net asset value.

      12.  AUTOMATIC WITHDRAWAL PLANS.

           The T/A will process automatic withdrawal orders pursuant to the provisions of the withdrawal plans duly executed by shareholders and the current prospectus and statement of additional information of the Trust. Payments upon such withdrawal order shall be made by the T/A from the appropriate account maintained by the Trust with the Custodian on approximately the last business day of each month in which a payment has been requested, and the T/A will withdraw from a shareholder's account and present for repurchase or redemption as many shares as shall be sufficient to make such withdrawal payment pursuant to the provisions of the shareholder's withdrawal plan and the current prospectus and statement of additional information of the Trust. From time to time on new automatic withdrawal plans a check for payment date already past may be issued upon request by the shareholder.

      13.  WIRE-ORDER PURCHASES.

           The T/A will send written confirmations to the dealers of record containing all details of the wire-order purchases placed by each such dealer by the close of business on the business day following receipt of such orders by the T/A. Upon receipt of any check drawn or endorsed to the Trust (or the T/A, as agent) or otherwise identified as being payment of an outstanding wire-order, the T/A will stamp said check with the date of its receipt and deposit the amount represented by such check to the T/A's deposit accounts maintained with the Custodian. The T/A will cause the Custodian to transfer federal funds in an amount equal to the net asset value of the shares so purchased to the Trust's account with the Custodian, and will notify the Trust before noon of each business day of the total amount deposited in the Trust's deposit accounts, and in the event that payment for a purchase order is not received by the T/A or the Custodian on the tenth business day following receipt of the order, prepare an NASD "notice of failure of dealer to make payment."

      14.  OTHER PLANS.

           The T/A will process such group programs and other plans or programs for investing in shares of the Trust as are now provided for in the Trust's current prospectus and statement of additional information and will act as plan agent for shareholders pursuant to the terms of such plans and programs duly executed by such shareholders.

      15.  RECORDKEEPING AND OTHER INFORMATION.

           The T/A shall create and maintain all records required by applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act and the rules thereunder, as the same may be amended from time to time, pertaining to the various functions performed by it and not otherwise created and maintained by another party pursuant to contract with PRAGMA or the Trust. All such records shall be the property of the Trust at all times and shall be available for inspection and use by the Trust. Where applicable, such records shall be maintained by the T/A for the periods and in the places required by Rule 31a-2 under the 1940 Act. The retention of such records shall be at the expense of PRAGMA. The T/A shall make available during regular business hours all records and other data created for inspection by the Trust, PRAGMA, its agents, or any regulatory agency having authority over the Trust.

      16.  BOOKS AND RECORDS.

           The T/A shall maintain records for each shareholder account showing the following:

           A. Names, addresses and tax identifying numbers;

           B. Name of the dealer of record;

           C. Number of shares held of each series;

           D. Historical information regarding the account of each shareholder, including dividends and distributions in cash or invested in shares;

           E. Information with respect to the source of all dividends and distributions allocated among income, realized short-term gains and realized long-term gains;

           F. Any instructions from a shareholder including all forms furnished by the Trust and executed by a shareholder with respect to (i) dividend or distribution elections and (ii) elections with respect to payment options in connection with the redemption of shares;

           G. Any correspondence relating to the current maintenance of a shareholder's account;

           H. Certificate numbers and denominations for any shareholder holding certificates;

           I. Any stop or restraining order placed against a shareholder's account;

           J. Information with respect to withholding in the case of a foreign account or any other account for which withholding is required by the Internal
              Revenue Code of 1986, as amended; and

           K. Any information required in order for the T/A to perform the calculations contemplated under this Agreement.

      17.  TAX RETURNS AND REPORTS.

           The T/A will prepare in the appropriate form, file with the Internal Revenue Service and appropriate state agencies and mail to shareholders of the Trust such returns for reporting dividends and distributions paid by the Trust as are required to be so prepared, filed and mailed and shall withhold such sums as are required to be withheld under applicable federal and state income tax laws, rules and regulations.

      18.  OTHER INFORMATION TO THE TRUST.

           Subject to such instructions, verification and approval of the Custodian and the Trust as shall be required by any agreement or applicable law, the T/A will also maintain such records as shall be necessary to furnish to the Trust the following: annual shareholder meeting lists, proxy lists and mailing materials, shareholder reports and confirmations and checks for disbursing redemption proceeds, dividends and other distributions or expense disbursements.

      19.  ACCESS TO SHAREHOLDER INFORMATION.

           Upon request, the T/A shall arrange for the Trust's investment adviser to have direct access to shareholder information contained in the T/A's computer system, including account balances, performance information and such other information which is available to the T/A with respect to shareholder accounts.

      20.  COOPERATION WITH ACCOUNTANTS.

           The T/A shall cooperate with the Trust's independent public accountants and shall take all reasonable action in the performance of its obligations under this Agreement to assure that the necessary information is made available to such accountants for the expression of their unqualified opinion where required for any document for the Trust.

      21.  SHAREHOLDER SERVICE AND CORRESPONDENCE.

           The T/A will provide and maintain adequate personnel, records and equipment to receive and answer all shareholder and dealer inquiries relating to account status, share purchases, redemptions and exchanges and other investment plans available to Trust shareholders. The T/A will answer written correspondence from shareholders relating to their share accounts and such other written or oral inquiries as may from time to time be mutually agreed upon, and the T/A will notify the Trust of any correspondence or inquiries which may require an answer from the Trust.

      22.  PROXIES.

           The T/A shall assist the Trust in the mailing of proxy cards and other material in connection with shareholder meetings of the Trust, shall receive, examine and tabulate returned proxies and shall, if requested by the Trust, provide at least one inspector of election to attend and participate as required by law in shareholder meetings of the Trust.

      23.  FURTHER ACTIONS.

           Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

      24.  FEES AND CHARGES.

           For performing its services under this Agreement, PRAGMA shall pay the T/A with respect to each series of the Trust in accordance with the schedule attached hereto as Schedule A. Fees shall be paid monthly. PRAGMA shall promptly reimburse the T/A for any out of pocket expenses and advances which are to be paid by PRAGMA in accordance with Paragraph 25.

      25.  EXPENSES.

           The T/A shall furnish, at its expense and without cost to the Trust (i) the services of its personnel to the extent that such services are required to carry out its obligations under this Agreement and (ii) use of data processing equipment. All costs and expenses not expressly assumed by the T/A under this Paragraph 25 shall be paid by PRAGMA, including, but not limited to costs and expenses for postage, envelopes, checks, drafts, continuous forms, reports, communications, statements and other materials, telephone, telegraph and remote transmission lines, use of outside mailing firms, necessary outside record storage, media for storage of records (e.g., microfilm, microfiche, computer tapes), printing, confirmations and any other shareholder correspondence and any and all assessments, taxes or levies assessed on the T/A for services provided under this Agreement. Postage for mailings of dividends, proxies, reports and other mailings to all shareholders shall be advanced to the T/A three business days prior to the mailing date of such materials.

      26.  COMPLIANCE WITH GOVERNMENTAL RULES AND REGULATIONS.

           The parties hereto acknowledge and agree that nothing contained herein shall be construed to require the T/A to perform any services for the Trust or PRAGMA which services could cause MGF to be deemed an "investment adviser" of the Trust within the meaning of Section 2(a)(20) of the 1940 Act or to supersede or contravene the prospectus or statement of additional information of the Trust or any provisions of the 1940 Act and the rules thereunder. Except as otherwise provided in this Agreement and except for the accuracy of information furnished to it by the T/A, the Trust assumes full responsibility for complying with all applicable requirements of the 1940 Act, the Securities Act of 1933, as amended, and any other laws, rules and regulations of governmental authorities having jurisdiction.

      27.  REFERENCES TO THE T/A, PRAGMA AND THE TRUST.

           A. The Trust or PRAGMA shall not circulate any printed matter which contains any reference to the T/A without the prior written approval of the T/A, excepting solely such printed matter as merely identifies the T/A as Administrative Services Agent, Transfer, Shareholder Servicing and Dividend Disbursing Agent and Accounting Services Agent. The Trust or PRAGMA will submit printed matter requiring approval to the T/A in draft form, allowing sufficient time for review by the T/A and its counsel prior to any deadline for printing.

           B. MGF shall not circulate any printed matter which contains any reference to the Trust or PRAGMA without the prior written approval of the Trust or PRAGMA, excepting solely such printed matter as merely identifies PRAGMA and the Trust as clients of MGF. MGF will submit printed matter requiring approval to PRAGMA and/or the Trust in draft form, allowing sufficient time for review by PRAGMA and/or the Trust and its counsel prior to any deadline for printing.

      28.  EQUIPMENT FAILURES.

           In the event of equipment failures beyond the T/A's control, the T/A shall take all steps necessary to minimize service interruptions but shall have no liability with respect thereto. The T/A shall endeavor to enter into one or more agreements making provision for emergency use of electronic data processing equipment to the extent appropriate equipment is available.

      29.  INDEMNIFICATION OF THE T/A.

           A. The T/A may rely on information reasonably believed by it to be accurate and reliable. Except as may otherwise be required by the 1940 Act and the rules thereunder, neither the T/A nor its shareholders, officers, directors, employees, agents, control persons or affiliates of any thereof shall be subject to any liability for, or any damages, expenses or losses incurred by the Trust or PRAGMA in connection with, any error of judgment, mistake of law, any act or omission connected with or arising out of any services rendered under or payments made pursuant to this Agreement or any other matter to which this Agreement relates, except by reason of willful misfeasance, bad faith or gross negligence on the part of any such persons in the performance of the duties of the T/A under this Agreement or by reason of reckless disregard by any of such persons of the obligations and duties of the T/A under this Agreement.

           B. Any person, even though also a director, officer, employee, shareholder or agent of the T/A, or any of its affiliates, who may be or become an officer, trustee, employee or agent of the Trust, shall be deemed, when rendering services to the Trust or acting on any business of the Trust, to be rendering such services to or acting solely as an officer, trustee, employee or agent of the Trust and not as a director, officer, employee, shareholder or agent of or one under the control or direction of the T/A or any of its affiliates, even though paid by one of these entities.

           C. Notwithstanding any other provision of this Agreement, the Trust and PRAGMA shall each indemnify and hold harmless the T/A, its directors, officers, employees, shareholders and agents from and against any and all claims, demands, expenses and liabilities (whether with or without basis in fact or law) of any and every nature which the T/A may sustain or incur or which may be asserted against the T/A by any person by reason of, or as a result of: (i) any action taken or omitted to be taken by the T/A in good faith in reliance upon any certificate, instrument, order or share certificate believed by it to be genuine and to be signed, countersigned or executed by any duly authorized person, upon the oral instructions or written instructions of an authorized person of the Trust or upon the opinion of legal counsel for the Trust or its own counsel; or
(ii) any action taken or omitted to be taken by the T/A in connection with its appointment in good faith in reliance upon any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed. However, indemnification under this subparagraph shall not apply to actions or omissions of the T/A or its directors, officers, employees, shareholders or agents in cases of its or their own gross negligence, willful misconduct, bad faith, or reckless disregard of its or their own duties hereunder.

      30.  TERMINATION.

           A. The provisions of this Agreement shall be effective on the date first above written, shall continue in effect for two years from that date and shall continue in force from year to year thereafter, but only so long as such continuance is approved (1) by the T/A, (2) by PRAGMA, (3) by vote, cast in person at a meeting called for the purpose, of a majority of the Trust's trustees who are not parties to this Agreement or interested persons (as defined in the 1940 Act) of any such party, and (4) by vote of a majority of the Trust's Board of Trustees or a majority of the Trust's outstanding voting securities.

           B. Any party may terminate this Agreement on any date by giving the other parties at least sixty (60) days' prior written notice of such termination specifying the date fixed therefor. Upon termination of this Agreement, PRAGMA shall pay to the T/A such compensation as may be due as of the date of such termination, and shall likewise reimburse the T/A for any out-of-pocket expenses and disbursements reasonably incurred by the T/A to such date.

           C. In the event that in connection with the termination of this Agreement a successor to any of the T/A's duties or responsibilities under this Agreement is designated by the Trust or by PRAGMA by written notice to the T/A, the T/A shall, promptly upon such termination and at the expense of PRAGMA, transfer all records and unused statement stationery and similar materials maintained by the T/A under this Agreement and shall cooperate in the transfer of such duties and responsibilities, including provision for assistance from the T/A's cognizant personnel in the establishment of books, records and other data by such successor.

      31.  SERVICES FOR OTHERS.

           Nothing in this Agreement shall prevent the T/A or any affiliated person (as defined in the 1940 Act) of the T/A from providing services for any other person, firm or corporation (including other investment companies); provided, however, that the T/A expressly represents that it will undertake no activities which, in its judgment, will adversely affect the performance of its obligations under this Agreement.

      32.  REPRESENTATIONS OF MGF

           MGF represents and warrants that no legal proceedings or regulatory investigations are pending against MGF which could have a material impact on the operations or financial condition of MGF.
MGF also represents and warrants that it currently maintains all registrations and meets all capital requirements under applicable laws in order to provide the services contemplated herein, and will continue to do so for the duration of this Agreement.
MGF agrees that it will notify PRAGMA and the Trust immediately should it become a party to any legal proceeding, regulatory investigation or enforcement action that could have a material impact on the operations or financial condition of MGF.
MGF further agrees that it will immediately notify PRAGMA and the Trust of any material change in the ownership or control of MGF.

      33.  MISCELLANEOUS.

           The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

      34.  LIMITATION OF LIABILITY.

           The term "PRAGMA Investment Trust" means and refers to the trustees from time to time serving under the Trust's Agreement and Declaration of Trust as the same may subsequently thereto have been, or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the trustees, shareholders, nominees, officers, agents or employees of the Trust, personally, but bind only the trust property of the Trust. The execution and delivery of this Agreement have been authorized by the trustees of the Trust and signed by an officer of the Trust, acting as such, and neither such authorization by such trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust.

      35.  SEVERABILITY.

           In the event any provision of this Agreement is determined to be void or unenforceable, such determination shall not affect the remainder of this Agreement, which shall continue to be in force.

      36.  QUESTIONS OF INTERPRETATION.

           This Agreement shall be governed by the laws of the State of Ohio. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission issued pursuant to said 1940 Act. In addition, where the effect of a requirement of the 1940 Act, reflected in any provision of this Agreement, is revised by rule, regulation or order of the Securities and Exchange Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

      37.  NOTICES.

           Any notices under this Agreement shall be in writing, addressed and delivered or mailed postage paid to the other party at such address as such other party may designate for the receipt of such notice. Until further notice to the other party, it is agreed that the address of the Trust and of PRAGMA for this purpose shall be 7150 Greenville Avenue, Suite 101, Dallas, Texas 75231 and that the address of the T/A for this purpose shall be 312 Walnut Street, Cincinnati, Ohio 45202.

      38.  BINDING EFFECT.

           Each of the undersigned expressly warrants and represents that he has the full power and authority to sign this Agreement on behalf of the party indicated, and that his signature will operate to bind the party indicated to the foregoing terms.

      39.  COUNTERPARTS.

           This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      40.  FORCE MAJEURE.

           If the T/A shall be delayed in its performance of services or prevented entirely or in part from performing services due to causes or events beyond its control, including and without limitation, acts of God, interruption of power or other utility, transportation or communication services, acts of civil or military authority, sabotages, national emergencies, explosion, flood, accident, earthquake or other catastrophe, fire, strike or other labor problems, legal action, present or future law, governmental order, rule or regulation, or shortages of suitable parts, materials, labor or transportation, such delay or non-performance shall be excused and a reasonable time for performance in connection with this Agreement shall be extended to include the period of such delay or non-performance.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                PRAGMA INVESTMENT TRUST



                                By:___________________________
                                   Its: President


                                PRAGMA, INC.


                                By:___________________________
                                   Its: President



                                MGF SERVICE CORP.


                                By:___________________________
                                   Its: President

                                  Schedule A


                                  Compensation
                                  ------------


As Transfer, Dividend Disbursing and
Shareholder Service Agent



                                              payable monthly at
  PRAGMA Providence Fund:                     rate of $17/account
                                              per year; subject to
                                              minimum of $1,000
                                              per month

                             SUBSCRIPTION AGREEMENT


                                              January ___, 1996



PRAGMA INVESTMENT TRUST
7150 Greenville Avenue
Suite 101 - LB 340
Dallas, Texas

Ladies and Gentlemen:

      PRAGMA Investment Trust (the "Trust") proposes to issue and sell to the public its shares of beneficial interest without par value (the "Shares") pursuant to a registration statement on Form N-1A (the "Registration Statement") filed with the Securities and Exchange Commission. The Trust currently issues a single series of shares, the PRAGMA Providence Fund (the "Fund"). In order to provide the Trust with a net worth of at least $100,000 as required by Section 14 of the Investment Company Act of 1940, as amended, I hereby offer to purchase 10,000 Shares of the Fund at a price of $10.00 per Share prior to the effective date of the Registration Statement (on such date as may be mutually agreed upon).

      I will make payment for the Shares by delivery of a certified or official bank check in the amount of $100,000 payable to the order of the Trust or by wire transfer.

      I represent and warrant to the Trust that the Shares are being acquired by me for investment and not with a view to the resale or further distribution thereof and that I have no present intention to redeem the Shares.

      I hereby agree that, in the event that any of the Shares referred to above are redeemed prior to the amortization in full of the Trust's organizational expenses, the proceeds of such redemption will be reduced by the pro rata portion of any unamortized organizational expenses in the same proportion as the number of such Shares redeemed bears to the number of such Shares held at the time of redemption and that, to the extent that the proceeds of any such redemption are less than such pro rata portion of any then-unamortized organizational expenses, I will reimburse the Trust promptly for such unamortized organizational expenses.

      Please confirm that the foregoing correctly sets forth the agreement with the Trust.

                                              Very truly yours,




                                              _____________________

                                              John H. Alban, jr.






Confirmed, as of the date first above written.

PRAGMA INVESTMENT TRUST



By____________________________
  President

January 11, 1996






Securities and Exchange Commission
Public Filing Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Re:   PRAGMA Investment Trust


Ladies and Gentlemen:

Attached for filing pursuant to Section 8(a) of the Investment Company Act of 1940 is Form N-8A for the above captioned Registrant.

Also attached for filing, pursuant to Section 8(b) of the Investment Company Act of 1940 and Rule 402(a) promulgated under the Securities Act of 1933, is the complete registration statement of the above captioned Registrant on Form N-1A.

A filing fee in the total amount of $1,500 has been paid, $1,000 as required by Rule 8b-6 and $500 as required by Rule 24f-2.

Please submit any comments to the attention of the undersigned at the address on the cover page of Form N-1A.


Very truly yours,

/s/ Tina D. Hosking

Tina D. Hosking
Counsel










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